As filed with the Securities and Exchange Commission on July 19, 1999
                                                   Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                              FALCON PRODUCTS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

    Delaware                        2599                        43-0730877
(State or Other                Primary Standard             (I.R.S.  Employer
Jurisdiction of           Industrial Classification       Identification Number)
Incorporation or                 Code Number
Organization)

            9387 Dielman Industrial Drive, St. Louis, Missouri 63132
                                 (314) 991-9200
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               Michael J. Dreller
                             Chief Financial Officer
            9387 Dielman Industrial Drive, St. Louis, Missouri 63132
                                 (314) 991-9200
                               Fax: (314) 991-9295
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   Copies to:
                             Robert H. Wexler, Esq.
                         Gallop, Johnson & Neuman, L.C.
                        101 South Hanley Road, 16th Floor
                            St. Louis, Missouri 63105
                                 (314) 862-1200
                               Fax (314) 862-1219
                           --------------------------

         Approximate Date of Commencement of Proposed Offer to the Public. As soon as practicable after this registration statement becomes effective.

         If the securities being registered are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                                  Proposed Maximum
Title of Each Class                                  Aggregate        Amount of
of Securities to Which           Amount To Be         Value of      Registration
Transaction Applies               Registered         Transaction       Fee(1)
--------------------------------------------------------------------------------

11-3/8% Senior Subordinated      $100,000,000       $100,000,000      $27,800
Notes due 2009, Series B
================================================================================
(1) Calculated pursuant to Rule 457(f) under the Securities Act.

|_|    Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         -------------------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

                   Subject to Completion, Dated July 19, 1999
================================================================================

                              Falcon Products, Inc.

                                Offer to Exchange

              11 3/8% Senior Subordinated Notes due 2009, Series B
                           for any or all outstanding
              11 3/8% Senior Subordinated Notes due 2009, Series A
                                       of
                              Falcon Products, Inc.
--------------------------------------------------------------------------------

      The Exchange Offer will expire at 12:00 midnight, New York City time, on ___________, 1999, unless extended.

--------------------------------------------------------------------------------

The Company:

     - We are a leading supplier of furniture and related products for the office, food service, hospitality (including gaming) and national accounts (the 100 largest restaurant chains in the United States) segments of the commercial furniture market. We design, manufacture and market an extensive line of products, including wood, metal and rattan chairs, banquet and conference tables, table tops, table bases, booths, casegoods and other related products.

The Offering:

     - Offered Securities: the securities offered by this prospectus are senior subordinated notes, which are being issued in exchange for senior subordinated notes sold by us in our June 1999 private placement. The New Notes are substantially identical to the Original Notes and are governed by the same indenture governing the Original Notes.

     - Registration Rights: you will not have any exchange or registration rights in connection with the New Notes

     - Expiration of Offering: the exchange offer expires at 12:00 midnight, New York City time, on ________, 1999, unless extended.

The Acquisition of Shelby Williams Industries, Inc.

     - The Stock Tender Offer: on May 12, 1999, Falcon made an offer to purchase all of the outstanding shares of Shelby Williams common stock. At the expiration of the stock tender offer, shares representing approximately 98% of the Shelby Williams common stock had been tendered. Shortly thereafter, Falcon accepted such shares for payment.

     - The Merger: on June 18, 1999, Falcon's recently formed, wholly owned subsidiary merged into Shelby Williams. As a result, Shelby Williams became a wholly owned subsidiary of Falcon.

     - The Purchase Price: the aggregate purchase price for the acquisition of Shelby Williams (including transaction costs) was approximately $149.3 million.

The New Notes:

     - Interest Payment Dates: each June 15 and December 15, beginning on December 15, 1999.

     - Redemption: the New Notes are not redeemable by us until June 15, 2004, except we may redeem up to 35% of the New Notes prior to June 15, 2002, with the proceeds of a public equity offering. We are required to redeem a portion of the New Notes at 101% of their principal amount under certain circumstances that are described in the section "Description of New Notes" under the heading "Repurchase at the Option of Holders."

     -   Ranking  of  the  New  Notes:   except  as  described  in  the  section
         "Description of New Notes" under the heading "Subordination," the New Notes will be general, unsecured obligations:

         -   subordinated to all of our existing and future senior debt;

         - equal in right of payment with our other existing and future senior subordinated debt; and

         - effectively junior to all existing and future debt of our subsidi-aries that are not guarantors of the New Notes.

     - Guarantees: substantially simultaneous with the completion of this offering, all of our domestic subsidiaries (including Shelby Williams and its domestic subsidiaries) have unconditionally guaranteed the New Notes on a senior subordinated basis. Our foreign subsidiaries and any subsidiaries we later designate as "unrestricted" under the Indenture will not guarantee the New Notes.


--------------------------------------------------------------------------------

  See "Risk Factors," beginning on page 18, for a discussion of certain factors that should be considered by holders in connection with a decision to tender
                     Original Notes in the exchange offer.
--------------------------------------------------------------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is __________, 1999



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS
                                                                         Page
                                                                         ----

Notice to New Hampshire Residents..........................................ii

Special Note Regarding Forward-Looking Statements.........................iii

Prospectus Summary..........................................................1

Risk Factors...............................................................18

Use of Proceeds............................................................27

Capitalization.............................................................27

Selected Historical Consolidated Financial Data............................28

Unaudited Pro Forma Combined Financial Data................................30

Management's Discussion and Analysis of Financial
Condition and Results of Operations........................................38

The Exchange Offer.........................................................49

Business...................................................................58

Management.................................................................73

Security Ownership.........................................................75

Certain Transactions.......................................................77

Description of the Senior Secured Credit Facilities........................78

Description of Notes.......................................................81

Certain United States Federal Income Tax Consequences.....................119

Plan of Distribution......................................................123

Legal Matters.............................................................123

Experts...................................................................124

Where You Can Find More Information.......................................124

                               -------------------

                        NOTICE TO NEW HAMPSHIRE RESIDENTS

         Neither the fact that a registration statement or an application for a license has been filed with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

                               -------------------

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "estimate," "anticipate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. All forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities:

      - expected cost savings from our acquisition of Shelby Williams cannot be fully realized or realized within the expected time;

      -  revenues following the acquisition are lower than expected;

      -  competitive pressures in the industry increase significantly;

      - costs or difficulties related to the integration of the businesses of Falcon and Shelby Williams are greater than expected;

      -  changes in the interest rate environment generally;

      - general economic conditions, either internationally, nationally or in the states in which the combined company will be doing business, are less favorable than expected; and

      - conditions in the securities market may be less favorable than expected.

         You are cautioned not to place undue reliance on forward-looking statements as these speak only as of the date of this prospectus. All future written and oral forward-looking statements made by us or on our behalf are also subject to these factors. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated into this prospectus might not occur. For a further discussion of these and other risks related to our business, see the section entitled "Risk Factors."

                               PROSPECTUS SUMMARY

         This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and other financial data, before making an investment decision to tender Original Notes. Unless the context otherwise requires:

      - "We," "our," "us" or the "Company" refers to Falcon Products, Inc. and its subsidiaries on a pro forma combined basis after giving effect to the acquisition of Shelby Williams by Falcon;

      - "Falcon" refers to Falcon Products, Inc. and its subsidiaries prior to the acquisition of Shelby Williams by Falcon;

      - "Shelby Williams" refers to Shelby Williams Industries, Inc. and its subsidiaries prior to the acquisition of Shelby Williams by Falcon; and

      - "New Notes" refers to the Company's 113/8 Senior Subordinated Notes due 2009, Series B.

      - "Original Notes" refers to the Company's 113/8 Senior Subordinated Notes due 2009, Series A.

         For purposes of the financial and other information set forth in this prospectus, references to a fiscal year relate to (1) the 52- or 53-week period ending on the Saturday closest to October 31 for Falcon or (2) the calendar year ending December 31 for Shelby Williams. The pro forma combined financial data included in this prospectus has been presented for the fiscal year ended October 31, 1998 and the twenty-six weeks ended May 1, 1999. The historical consolidated statements of operations of Shelby Williams for the year ended October 31, 1998 and the twenty-six weeks ended May 1, 1999 reflect adjustments to the fiscal year ended December 31, 1998 and the fiscal quarter ended March 31, 1999 historical financial data of Shelby Williams to conform such financial data to the fiscal year end and most recent fiscal quarter of Falcon.


                                   THE COMPANY

Overview

         Falcon is a leading supplier of furniture and related products for the office, food service, hospitality (including gaming) and national accounts (the 100 largest restaurant chains in the United States) segments of the commercial furniture market. Founded in 1959, Falcon believes that it has become a nationally recognized supplier in this market due to its:

      -  superior customer service;

      -  broad range of innovative products;

      -  vertically integrated manufacturing capabilities;

      -  strong relationships with its network of distributors and dealers; and

      -  high-quality products.

         Falcon designs, manufactures and distributes an extensive line of products, including table bases, table tops, metal and wood chairs, booths and interior decor systems, all made to customer specifications in a variety of styles and finishes. Falcon's products are marketed under its well-known brand names, including Falcon(R), Howe(R), Johnson Tables(R), Charlotte(R) and Decor Concepts(R). Falcon employs a geographically diverse network of direct and independent sales representatives, independent office furniture dealers and distributors to distribute its products, and markets its products to restaurant supply dealers, original equipment manufacturers ("OEMs"), mass merchandisers, chain restaurants, architectural and design firms and end-users. Major customers of Falcon include McDonald's, Sam's Club, Burger King, Marriott International and Price Costco.

         On June 18, 1999, Falcon's recently formed, wholly owned subsidiary merged into Shelby Williams. As a result, Shelby Williams became a wholly owned subsidiary of Falcon. Shelby Williams is a leading supplier of seating products for the hospitality (including gaming) and food service segments of the commercial furniture market. Shelby Williams designs, manufactures and distributes a broad range of seating products, including wood, metal and rattan chairs, barstools, sofas and sleeper sofas, and stacking chairs, as well as banquet-related products, including folding tables, food service carts and portable dance floors. Shelby Williams' products are marketed under its well-recognized brand names, including Shelby Williams(R), King Arthur(R), Thonet(R) and Phillocraft(R). In addition, Shelby Williams designs and manufactures vinyl wall coverings for the hospitality and home furnishing segments under the Sellers & Josephson(R) brand name. Shelby Williams primarily utilizes direct sales representatives and, to a lesser extent, independent distributors to distribute its products and markets its products to hospitality and food service chains, interior designers, architectural and design firms, contract furniture, food service and office furniture dealers. Major customers of Shelby Williams include Bass Hotels (Holiday Inn), Hilton Hotels, Marriott International, Sheraton Hotels & Resorts, Mirage Resorts, Circus Circus and MGM Grand.

         Falcon believes that its acquisition of Shelby Williams is advantageous for many reasons, including:

     - Shelby Williams is a leading supplier of seating products, and the acquisition will solidify the combined company's position as a premier producer of commercial furniture;

     - Shelby Williams has strengths which are complementary to those of Falcon;

     -   Shelby Williams has many strong, well-recognized brand names;

     - Falcon has significantly increased its size and geographic presence, better enabling the combined company to serve its customers across the United States and internationally as its customers expand and grow their own operations;

     - Shelby Williams has an experienced, well-established sales force with long-standing customer relationships;

     -   The  combined  company  has  an  opportunity  to  realize   significant
         manufacturing and operating efficiency gains; and

     - The combined company has enhanced growth opportunities through the potential for cross-selling Falcon's products with those of Shelby Williams, and Falcon has gained access to new channels of distribution.

         On a pro forma basis after giving effect to the acquisition of Shelby Williams, our revenues for fiscal year 1998 and for the twenty-six weeks ended May 1, 1999 would have been $306.9 million and $157.0 million, respectively, and EBITDA for fiscal year 1998 and for the twenty-six weeks ended May 1, 1999 would have been $37.0 million and $18.0 million, respectively. Revenues from our top ten customers accounted for approximately 16.5% and 15.0% of pro forma revenues in fiscal year 1998 and in the twenty-six weeks ended May 1, 1999, respectively. In addition, no single customer accounted for greater than approximately 2.8% and 2.6% of pro forma revenues in fiscal year 1998 and in the twenty-six weeks ended May 1, 1999, respectively.

         The combination of Falcon and Shelby Williams strengthens our position as a leading supplier of furniture and related products in the highly fragmented commercial furniture market. We are a stronger competitor in our markets due to the combination of Shelby Williams' strong brand names and long-standing customer relationships with Falcon's vertically integrated manufacturing capabilities and reputation for reliability, integrity and customer service. In addition, the acquisition of Shelby Williams gives us the size, market presence and reputation to make us an attractive acquiror to many of the small, privately-held companies in the commercial furniture market.

         As a result of the acquisition, we have significant opportunities to leverage and strengthen our distribution capabilities to further penetrate targeted markets. For example, Shelby Williams' strong relationships with the architectural and design community and its hospitality segment customers supplement Falcon's strong relationships with the office furniture dealer community. We intend to utilize these relationships to aggressively market our products to increase revenues.

         The  acquisition  also  allows  us  to  leverage  excess  manufacturing
capacity  to  rationalize  the  combined   company's   facilities  and  increase
company-wide efficiency. We expect that by increasing capacity utilization at fewer manufacturing facilities we will benefit from reduced per unit costs generated by spreading fixed manufacturing overhead costs over larger production volumes. In addition, we will use our excess manufacturing capacity to manufacture some components which were previously purchased by Shelby Williams from third-party suppliers. We anticipate that we will benefit from increased margins due to savings from eliminating the mark-ups currently being paid to these third-party suppliers, as well as improving operating margins through increased production volumes. For example, Falcon can utilize excess manufacturing capacity at its Mimon, Czech Republic facility to produce wood chairs which Shelby Williams currently imports from Europe from third-party suppliers.

Industry Overview

         We compete primarily in four segments of the commercial furniture market, which represent only a portion of the overall retail and commercial furniture market. These four segments are office, food service, hospitality (including gaming) and national accounts (the 100 largest restaurant chains in the United States). We estimate the market size of these segments totaled approximately $4.0 billion in 1998.

         The following table provides an overview of each of the four primary market segments in which we compete.

                      Estimated Size
Segment               (In millions)                 Description
-------               --------------                -----------

Office.............     $ 1,400       Tables and seating  products  with primary
                                      end  use  markets,   including   corporate
                                      offices,  education,  and  conference  and
                                      training centers.  Excludes panel systems,
                                      filing   systems  and   executive   desks/
                                      credenzas, which we do not produce.

Food service.......       1,400       Table tops and table bases, metal and wood
                                      chairs, booths, barstools and benches for use by traditional "mom & pop" restaurants to institutions serving food as an adjunct to other core activities (e.g., school and office cafeterias, prisons, nursing homes, etc.).

Hospitality........         700       Focuses   on  the   furniture   needs   of
                                      independent  and  chain  hotels,   motels,
                                      conference resorts and casinos. Products we manufacture for this segment include table tops, table bases, metal and wood chairs, millwork, folding tables, metal and wood barstools, benches and booths.
                                      These products can be found throughout a customer's establishment (e.g., lounge, bar area, restaurant, banquet/conference/ guest rooms).

National accounts..         450       We define the national accounts segment as
                                      the 100 largest  restaurant  chains in the
                                      United  States.   The  national   accounts
                                      segment includes quick service (i.e., fast food) chains (e.g., McDonald's and Burger
                                      King),  casual dining  restaurants  (e.g.,
                                      T.G.I. Friday's and Red Lobster) and quick service lite restaurants (e.g., airport
                                      Pizza Huts and Dunkin' Donuts).

Total..............     $ 3,950
                        =======

         In addition to the four market segments above, approximately 21.5% and 18.0% of our pro forma revenues in fiscal year 1998 and in the twenty-six weeks ended May 1, 1999, respectively, were derived from the healthcare, university, OEM and retail segments, as well as vinyl wall covering sales.

Competitive Strengths

         We believe that we have the following competitive strengths:

         Market Leader. We are a leading supplier of seating and table-related products in the office, food service, hospitality (including gaming) and national accounts segments of the commercial furniture market. We believe that, as a result of consolidation within the segments in which we compete, our customers and potential new customers want to deal with a smaller number of larger, established suppliers with the ability to serve them at all of their locations. Our leading market position will be a competitive advantage in attracting and retaining these customers.

         Diverse Product Lines with Strong Brand Names. We offer a diverse range of products, including both standard and customized seating and table products, thereby allowing customers to select the specific products which best fulfill their needs and can be produced and distributed to meet their timing requirements. We also enjoy strong name recognition through our well-established brands, including Falcon(R), Howe(R), Johnson Tables(R), Charlotte(R), Decor Concepts(R), Shelby Williams(R), King Arthur(R), Thonet(R), Sellers & Josephson(R) and Phillocrafts (R). We believe that our broad product line, as well as the strength of our brands, are important factors in maintaining existing customers and attracting new customers.

         Vertically Integrated Manufacturing Capabilities. We are vertically integrated, which means that we control all aspects of our production process from design to manufacture to distribution. By being vertically integrated, we are able to lower our costs by manufacturing the products we sell as compared to those competitors who may only be resellers or assemblers of products and, as a result, must purchase certain of their components from third-party suppliers, incurring a mark-up cost which we do not incur. By being vertically integrated, we are also able to manufacture certain key materials that are specifically designed to meet our customer's specifications. In addition, we believe that being vertically integrated allows us to better serve our customers since we are not dependent on third-party suppliers to provide needed components. Accordingly, we are better equipped to respond quickly to changes in customer orders or to rush a particular order for a valued customer.

         Superior Customer Service. Customer service is an essential element of our marketing and operating philosophy. We are committed to attracting new customers and retaining existing customers by providing consistently superior customer service. As part of our customer service program, we employ approximately 130 dedicated customer service representatives. Using an on-line computer system, our customer service representatives are able to provide our customers with up-to-date information on the status of their orders. We intend to maintain and enhance our high level of customer service to strengthen our relationships with our customers. We believe that continued high levels of customer service will further increase sales to existing customers and attract new ones. We believe that superior customer service is essential to competing in our targeted market segments.

         Diverse and Established Customer Base. Over the past four decades, we have built a reputation for high-quality products, reliability and superior customer service. Our customers represent major companies in the various market segments of the commercial furniture market, including McDonald's, Marriott International, Sam's Club, Burger King and Hilton Hotels. Revenues from our top ten customers accounted for approximately 16.5% and 15.0% of pro forma revenues in fiscal year 1998 and in the twenty-six weeks ended May 1, 1999, respectively. In addition, no single customer accounted for greater than approximately 2.8% and 2.6% of pro forma revenues in fiscal year 1998 and in the twenty-six weeks ended May 1, 1999, respectively.

         Strength of Distribution and Sales Network. We distribute our products through a geographically diverse network of direct and independent sales representatives, independent office furniture dealers and distributors, and market our products to hospitality and food service chains, restaurant supply dealers, mass merchandisers, OEMs and chain restaurants. Shelby Williams' strong relationships with the architectural and design community and its hospitality segment customers supplement Falcon's strong relationships with the office furniture dealer community, giving us strong relationships with the major distribution channels within the commercial furniture market. In addition, Shelby Williams' sales force complements that of Falcon's as there is not any significant overlap between them. To ensure stability and continuity in Shelby Williams' sales force, we have entered into long-term employment contracts with Shelby Williams' national sales manager and regional vice presidents of sales as part of our acquisition of Shelby Williams. We intend to maintain and leverage the strengths of each company's sales force following the acquisition of Shelby Williams. Our sales and marketing staff consists of approximately 260 full-time employees, of which 120 are field sales personnel. In addition, we utilize approximately 140 independent sales organizations. We maintain 16 showrooms and sales offices in the United States and have approximately 40 distributors that market our products internationally.

         Diversified Market Segments and Revenue Stability. We market our products to the office, food service, hospitality (including gaming), national accounts, university, healthcare and other institutional segments of the commercial furniture market. Our revenues are balanced among the various segments, with no segment accounting for a disproportionate percentage of total revenues. This balance in our revenues provides stability and helps protect us against economic downturns. In addition, we maintain relative revenue stability and are not significantly subject to economic cycles due to our diverse customer base and because a substantial portion of our sales are from refurbishment projects rather than new construction sales. As a general matter, refurbishment sales tend to be less cyclical than new construction sales, which are generally more affected by economic downturns because new construction projects (and accordingly furniture sales for new construction) are often put on hold or delayed in economic downturns, as new construction expenditures are often considered discretionary by customers.

         Experienced Management Team with Significant Equity Ownership Interest. We are led by Franklin A. Jacobs, Chairman and CEO, who founded Falcon in 1959. Our seasoned and respected management team has built their professional careers primarily in the commercial furniture industry. These individuals possess a detailed knowledge of each of our target market segments, and are well respected in the industry for design, quality and customer service. Their knowledge and depth of experience enables us to continue to provide innovative and high-quality products and services.

         Our senior management team also has a strong track record of integrating acquisitions into the organization profitably and efficiently. Since 1992, Falcon's management team has successfully completed the acquisition of four companies, including Charlotte Company in 1994, Decor Concepts in 1995, The Chair Source in 1996 and most recently, Howe Furniture Corporation in 1998. Paul
N. Steinfeld, Shelby Williams' Chairman and CEO, and Manfred Steinfeld, a board member of Shelby Williams, will also help manage the integration of the combined company. In addition, certain key members of Shelby Williams' senior management team have entered into long term employment agreements or consulting agreements with the Company to facilitate the integration of Falcon and Shelby Williams.

         Mr. Jacobs  beneficially  owns  approximately  22.0%  of  the Company's outstanding common stock. Including Mr. Jacobs' ownership interest, the Company's directors and executive officers beneficially own approximately 35.6% of the Company's outstanding common stock. Falcon's senior management team has been awarded, and we intend to award certain key members of Shelby Williams' management team, options and other equity rights, subject to certain performance-based and other vesting provisions.

Shelby Williams Integration Plan

         We have adopted a plan to integrate the operations of Falcon and Shelby Williams, the principal components of which are:

      - eliminating redundant administrative costs and expenses, including such "public company" costs for Shelby Williams as board of directors' fees, annual report costs and New York Stock Exchange listing fees;

      - realizing cost savings on raw materials and freight from the greater purchasing power of the combined company;

      - consolidating and improving certain functions, including accounting, tax, information systems, human resources and legal;

      -  utilizing  Falcon's  production  capabilities  to  manufacture  certain
         Shelby  Williams   products   currently   purchased  from   third-party
         suppliers;

      -  improving   the   combined    sales,    marketing   and    distribution
         infrastructures of Falcon and Shelby Williams; and

      - reducing excess manufacturing capacity by consolidating and improving the utilization of manufacturing facilities.

         As a result of the acquisition, we have excess manufacturing capacity, creating opportunities to rationalize facilities and increase efficiencies. Among other things, we anticipate that we can improve capacity utilization by manufacturing several products which Shelby Williams previously purchased from third-party suppliers, such as wood chairs, table tops and booths. By increasing capacity utilization at fewer manufacturing facilities, we expect to decrease per unit costs resulting from allocating our total fixed manufacturing overhead costs over greater production volumes. In addition, since Falcon and Shelby Williams manufacture similar products, opportunities exist to share best manufacturing practices and techniques to further increase operating efficiencies.

Business Strategy

         We have adopted a comprehensive business strategy which includes the following:

         Capitalize on the Acquisition of Shelby Williams. The fundamental strategy underlying the Falcon-Shelby Williams combination is to leverage the strengths of both businesses by adopting the best practices of each across the Company as a whole and to capitalize on the opportunities inherent in the combination. We believe that the Falcon-Shelby Williams combination presents numerous cost savings and revenue enhancement opportunities.

         Maintain Customer Service Leadership. Over the past four decades, we have built a reputation for superior customer service. We intend to aggressively maintain our leadership position in customer service. We believe that our superior customer service, as well as our reliability and high-quality products, are important factors in maintaining existing customers and attracting new customers.

         Maximize Operating Efficiencies. We intend to improve our productivity through a number of initiatives, including selective upgrades to production, plant and equipment and optimizing manufacturing capacity. We plan to leverage our excess manufacturing capacity to improve manufacturing productivity and increase company-wide efficiency. We expect to recognize significant economic benefits as a result of savings from eliminating mark-ups paid to third-party suppliers and improving our operating margins through increased production volumes.

         Grow Through Strategic Acquisitions. Our business strategy is to grow through strategic acquisitions. We plan to regularly evaluate potential acquisition opportunities to support and strengthen our business. We have a strategic acquisition plan which clearly identifies the criteria a potential acquisition candidate must generally meet in order to be considered a viable acquisition candidate. Among other criteria, we look for acquisition candidates that are in our own industry, are profitable, have leading brand names and well-established sales forces, and can be acquired at purchase prices that produce earnings accretion. We anticipate realizing cost savings by increasing production volumes at our existing manufacturing facilities and enhancing revenues by increasing cross-selling opportunities. We believe that our broad product line, extensive distribution network and strong brand name recognition make us an attractive acquiror to many of the small, privately-held commercial furniture manufacturers in our industry.

         It is our intention to spend the short to medium term focusing on successfully integrating the operations of Falcon and Shelby Williams. As a result, we do not currently anticipate making any additional acquisitions for a period of time, but will remain opportunistic as potential acquisitions present themselves. We are not currently in discussions with any potential acquisition candidates.

                                THE TRANSACTIONS

         This exchange offer is being made in conjunction with a series of transactions, consisting of Falcon's issuance of the Original Notes, Falcon's entering into the Senior Secured Credit Facilities (as defined below) and the refinancing of certain existing indebtedness of Falcon and Shelby Williams (collectively, the "Transactions") to finance its acquisition of Shelby Williams (the "Acquisition").

The Acquisition

         Stock Tender Offer. Pursuant to an Agreement and Plan of Merger dated May 5, 1999, Falcon and its recently formed, wholly owned subsidiary made an offer to purchase all of the outstanding shares of common stock of Shelby
Williams at $16.50 per share in cash, upon the terms and subject to the conditions set forth in the offer to purchase (the "Stock Tender Offer"). At the expiration of the Stock Tender Offer, which occurred at 12:00 midnight, New York City time, on June 14, 1999, shares representing approximately 98% of Shelby Williams common stock had been tendered. Shortly thereafter, Falcon, through its acquisition subsidiary, accepted for payment these tendered shares.

         Merger. On June 18, 1999, Falcon's acquisition subsidiary merged into Shelby Williams. Shelby Williams remained the surviving company after the merger as our wholly owned subsidiary.

         Purchase Price. The aggregate purchase price for the Acquisition of Shelby Williams (including transaction costs) was approximately $149.3 million.

         In connection with the merger, Paul Steinfeld, Shelby Williams' Chairman and Chief Executive Officer, and Manfred Steinfeld, Shelby Williams' founder, agreed to help manage the integration of Falcon and Shelby Williams. In addition, certain key members of Shelby Williams' senior management team, including the chief operating officer, national sales manager and regional vice presidents of sales, entered into long-term employment contracts or consulting agreements with Falcon.

The Financings

         In order to finance the Acquisition of Shelby Williams and to pay related fees and expenses, Falcon conducted a private placement of the Original Notes and entered into certain other financing transactions, as described below:

         Senior Secured Credit Facilities. Falcon and its subsidiaries entered into a credit agreement with DLJ Capital Funding, Inc. and certain lenders. The credit agreement provides for an aggregate of up to $70.0 million under an amortizing term loan facility and up to $50.0 million under a revolving credit facility. In connection with the Transactions, we received a total of $70 million under the term loan facility. We did not draw any funds under the revolving credit facility. The term loan and the revolving credit facility are sometimes referred to in this prospectus collectively as the "Senior Secured Credit Facilities." See "Description of the Senior Secured Credit Facilities."

         Repayment of Existing Indebtedness. In connection with consummation of the Acquisition of Shelby Williams, certain existing indebtedness of Falcon in the aggregate principal amount of approximately $19.2 million, plus accrued and unpaid interest, and certain existing indebtedness of Shelby Williams in the aggregate principal amount of approximately $1.0 million, plus accrued and unpaid interest, was refinanced with the proceeds of the Senior Secured Credit Facilities.

                               THE EXCHANGE OFFER


Expiration Date.....................  12:00  midnight,  New York City  time,  on
                                      ______,   1999,   unless  we  extend   the
                                      exchange offer.

Exchange and Registration Rights....  Pursuant   to   a   registration    rights
                                      agreement dated June 14, 1999, the holders
                                      of the Original Notes were granted certain
                                      exchange  and  registration  rights.  This
                                      exchange  offer  is  intended  to  satisfy
                                      these  rights.   You  have  the  right  to
                                      exchange the Original  Notes that you hold
                                      for New Notes with substantially identical
                                      terms.   Once   the   exchange   offer  is
                                      complete, you will no longer be entitled to any exchange or registration rights with respect to your Original Notes.

Accrued Interest on the New Notes
  and Original Notes................  The New Notes will bear interest from June
                                      17, 1999. Holders of Original Notes which are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such Original Notes accrued to the date of issuance of the New Notes.

Conditions to the Exchange Offer....  The  exchange  offer is  conditioned  upon certain customary conditions which we may waive and upon compliance with securities laws.

Procedures for Tendering Original
   Notes............................  Each holder of Original  Notes  wishing to accept the exchange offer must:

                                      - complete, sign and  date the  letter  of
                                        transmittal,  or  a   facsimile  of  the
                                        letter of transmittal; or

                                      - arrange for the Depository Trust Company
                                        to transmit certain required information to the exchange agent in connection with a book-entry transfer.

                                      You must mail or otherwise deliver such documentation together with the Original Notes to the exchange agent.

Special Procedures for Beneficial
  Holders...........................  If you  beneficially  own  Original  Notes
                                      registered   in  the  name  of  a  broker,
                                      dealer,  commercial bank, trust company or
                                      other  nominee and you wish to tender your
                                      Original Notes in the exchange offer,  you
                                      should  contact  such  registered   holder
                                      promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your Original Notes, either arrange to have your Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures......  You  must  comply   with  the   applicable
                                      procedures for tendering if you wish to tender your Original Notes and:

                                      - time  will not  permit   your   required
                                        documents to reach the exchange agent by the expiration date of the exchange offer; or

                                      - you cannot complete  the  procedure  for
                                        book-entry transfer on time; or

                                      - your Original Notes are not  immediately
                                        available.

Withdrawal Rights...................  You may  withdraw  your tender of Original
                                      Notes at any time prior to 12:00 midnight, New York City time, on the date the exchange offer expires.

Failure to Exchange Will Affect You
     Adversely......................  If you are eligible to  participate in the exchange  offer and you do not tender your
                                      Original Notes,  you will not have further
                                      exchange or  registration  rights and your
                                      Original Notes will continue to be subject
                                      to   some    restrictions   on   transfer.
                                      Accordingly, the liquidity of the Original
                                      Notes will be adversely affected.

Certain Federal Tax
     Considerations.................  We believe  that the  exchange of Original
                                      Notes  for  New  Notes   pursuant  to  the
                                      exchange offer will not be a taxable event
                                      for  United  States   federal  income  tax
                                      purposes. A holder's holding period for New Notes will include the holding period for Original Notes. See "Certain United States Federal Income Tax Consequences."

Exchange Agent......................  IBJ  Whitehall  Bank &  Trust  Company  is
                                      serving as exchange agent. The Bank of New
                                      York,  trustee under the  Indenture  under
                                      which  the  New  Notes   will  be  issued,
                                      recently   announced   the  signing  of  a
                                      definitive agreement providing for its acquisition of IBJ Whitehall Bank & Trust Company.

Use of Proceeds.....................  We will not receive any proceeds  from the exchange offer.

                           SUMMARY TERMS OF NEW NOTES

Issuer..............................  Falcon Products, Inc.

Securities Offered..................  The form and terms of the New  Notes  will be the same as the form and terms of the Original Notes except that:

                                      - the  New  Notes  will  bear  a different
                                        CUSIP number from the Original Notes;

                                      - the New Notes will have been  registered
                                        under the Securities  Act of  1933  and,
                                        therefore,   will  not   bear    legends
                                        restricting their transfer; and

                                      - you will not be entitled to any exchange
                                        or registrations rights with respect to the New Notes

                                      The New Notes will  evidence the same debt
                                      as  the  Original  Notes.   They  will  be
                                      entitled to the benefits of the Indenture governing the Original Notes and will be treated under the Indenture as a single class with the Original Notes.

Maturity............................  June 15, 2009.

Issue Price.........................  Par plus  accrued  interest  from June 17,
                                      1999.


Interest............................  Annual rate--11 3/8%.

                                      Payment  frequency--every  six  months  on
                                      June 15 and December 15.

                                      First payment--December 15, 1999.

Ranking.............................  The New Notes  will be  general  unsecured obligations of the Company and will rank:

                                      - equally with all  of our  future  senior
                                        subordinated indebtedness;

                                      - senior in  right of  payment  to  future
                                        obligations expressly subordinated in right of payment to the New Notes; and

                                      - junior to all existing and future senior
                                        debt,  as   defined   in  the  indenture
                                        governing     the    New    Notes  (the
                                        "Indenture").   See "Description  of New
                                        Notes--Subordination."

Guarantees..........................  The  New  Notes  will  be  unconditionally guaranteed  by our  domestic  subsidiaries
                                      (collectively,   the  "Guarantors").   Our
                                      foreign subsidiaries, and any subsidiaries
                                      we later designate as "unrestricted" under
                                      the  Indenture  will  not  be  Guarantors.
                                      These    guarantees    will   be   general
                                      obligations   of   each   Guarantor   (the
                                      "Subsidiary   Guarantees")   and  will  be
                                      subordinate  in  right of  payment  to all
                                      existing and future senior indebtedness of
                                      the    Guarantors.     These    Subsidiary
                                      Guarantees   will  rank   equal  to  other
                                      existing and future senior subordinated indebtedness of the Guarantors and senior in right of payment to all of the existing and future obligations of the Guarantors that are expressly subordinated in right of payment to the Subsidiary Guarantees.

Optional Redemption.................  On or after June 15,  2004,  we may redeem some or all of the New Notes at any time at the redemption prices listed in the section "Description of New Notes" under the heading "Optional Redemption."

                                      Before June 15, 2002, we may redeem up to 35% of the New Notes with the proceeds of certain public offerings of common stock in our Company at the price listed in the section "Description of New Notes" under the heading "Optional Redemption."

Mandatory Offer to Repurchase.......  If we sell  all,  or  almost  all,  of our assets or experience specific kinds of changes of control, we must offer to repurchase the New Notes at the prices listed in the section "Description of New Notes" under the heading "Repurchase at the Option of Holders."

Basic Covenants of Indenture........  We will  issue  the  New  Notes  under  an
                                      Indenture  with The Bank of New York.  The
                                      Indenture,  among other things,  restricts
                                      our   ability   and  the  ability  of  our
                                      subsidiaries to:

                                      - borrow money;

                                      - pay  dividends   on  stock  or  purchase
                                        stock;

                                      - allow   the   imposition   of   dividend
                                        restrictions on certain subsidiaries;

                                      - sell certain assets;

                                      - create certain liens;

                                      - use   assets  as   security   in   other
                                        transactions; and

                                      - sell all,  or almost  all, of our assets
                                        or merge with or into other companies.

                                      For   more   details,   see  the   section
                                      "Description   of  New  Notes"  under  the
                                      heading "Certain Covenants."

Exchange Offer; Registration
 Rights.............................  You  have  the  right  to   exchange   the
                                      Original     Notes    for    notes    with
                                      substantially    identical   terms.   This
                                      exchange offer is intended to satisfy that right. The New Notes will not provide you with any further exchange or registration rights.

 Resales Without Further
  Registration......................  We  believe  that  the  New  Notes  issued pursuant to the exchange offer in exchange
                                      for  Original  Notes  may be  offered  for
                                      resale,  resold and otherwise  transferred
                                      by  you   without   compliance   with  the
                                      registration   and   prospectus   delivery
                                      provisions of the Securities Act of 1933, provided that:

                                      - you  are acquiring  the New Notes issued
                                        in the exchange offer in the ordinary course of your business;

                                      - you  have not engaged  in, do not intend
                                        to engage in, and have no arrangement or
                                        understanding    with  any   person   to
                                        participate in the distribution of the New Notes issued to you in the exchange offer; and

                                      - you are not our "affiliate," as  defined
                                        under Rule 405 of the Securities Act.

                                      Each of the  participating  broker-dealers
                                      that   receives  New  Notes  for  its  own
                                      account in exchange for Original Notes that were acquired by such broker or dealer as a result of market-making or other activities must acknowledge that it will deliver a prospectus in connection with the resale of the New Notes. We do not intend to list the New Notes on any securities exchange.

         Our principal executive offices are located at 9387 Dielman Industrial Drive, St. Louis, Missouri 63132, and our telephone number is (314) 991-9200.

                                  RECENT EVENT

         On Monday, June 7, 1999, we were advised of the death of Sam Ferrell, the Chief Financial Officer of Shelby Williams. Because of circumstances suggesting that Mr. Ferrell's death could have been self-inflicted, we undertook a supplemental due diligence review of Shelby Williams' financial books and records, which review was comprised primarily of interviews with employees of Shelby Williams responsible for accounting matters and a review of certain internal accounting controls and procedures. Based on our review, we did not become aware of any irregularities in the financial books and records of Shelby Williams.


                                  RISK FACTORS

         See the section entitled "Risk Factors" immediately following this Prospectus Summary for a discussion of certain factors you should consider in connection with your decision to tender Original Notes in exchange for the New Notes.

          SUMMARY PRO FORMA AND HISTORICAL CONSOLIDATED FINANCIAL DATA

         Below is summary unaudited pro forma financial data for the Company and summary historical consolidated financial data for each of Falcon and Shelby Williams. The information in the following tables is qualified by reference to, and should be read in conjunction with, the sections "Unaudited Pro Forma Combined Financial Data," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the respective consolidated financial statements of Falcon and Shelby Williams and the related notes thereto, included elsewhere or incorporated by reference in this prospectus.

         EBITDA for any period is calculated as the sum of net income plus the following to the extent deducted in calculating net income: (1) interest expense, (2) income tax expense, (3) depreciation expense, (4) amortization expense and (5) special one-time charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of such special one-time charges. We consider EBITDA to be a widely accepted financial indicator of a company's ability to service debt, fund capital expenditures and expand its business; however, EBITDA is not calculated in the same way by all companies and is neither a measurement required, nor represents cash flow from operations as defined, by generally accepted accounting principles. EBITDA should not be considered by you as an alternative to net income, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. The calculation of EBITDA for purposes of the financial information presented herein is calculated differently than for purposes of the covenants under the Indenture and the Senior Secured Credit Facilities. See "--The Transactions--The Acquisition," "Description of the Senior Secured Credit Facilities" and "Description of New Notes."


The Company--Pro Forma

         The summary unaudited pro forma financial data for the Company set forth below has been derived from the unaudited pro forma financial data included elsewhere in this prospectus and gives effect to the Transactions, including the Acquisition of all of the outstanding common stock of Shelby Williams, the issuance of the Original Notes and the initial borrowings under the Senior Secured Credit Facilities and the other matters described under "Unaudited Pro Forma Combined Financial Data." The pro forma statement of operations data and other data give effect to the Transactions as if they had occurred on November 2, 1997 and the pro forma balance sheet data give effect to the Transactions as if they had occurred on May 1, 1999. The unaudited pro forma financial data does not purport to represent what our financial position and results of operations would have been if the Transactions had actually been completed as of the dates indicated and is not intended to project our financial position or results of operations for any future period.

         The historical consolidated statements of operations of Shelby Williams for the year ended October 31, 1998 and the twenty-six weeks ended May 1, 1999 reflect adjustments to the fiscal year ended December 31, 1998 and fiscal quarter ended March 31, 1999 historical financial data of Shelby Williams to conform such financial data to the fiscal year end and most recent fiscal quarter of Falcon.



The Company--Pro Forma (Continued)

                                                                                 Twenty-six
                                                               Fiscal year         weeks         Latest twelve
                                                                  ended            ended         months ended
                                                               October 31,         May 1,           May 1,
                                                                  1998              1999             1999
                                                               -----------        ---------       -----------
                                                                               (In thousands)
                                                                                (Unaudited)

Statement of Operations Data:
     Net sales............................................     $  306,923        $  157,013       $  323,554
     Cost of sales........................................        227,812           116,865          237,011
                                                               -----------       -----------      ----------
     Gross margin.........................................         79,111            40,148           86,543
     Selling, general and administrative expenses.........         53,879            26,271           60,004
                                                               -----------       -----------      ----------
     Operating profit.....................................         25,232            13,877           26,539
     Interest income (expense), net.......................        (17,442)           (8,721)         (17,442)
     Minority interest in consolidated subsidiary.........             64                14               45
                                                               -----------       -----------      ----------
     Earnings before income taxes.........................          7,854             5,170            9,142
     Income tax expense...................................          3,506             2,220            3,885
                                                               ----------        ----------       ----------
     Earnings from continuing operations..................     $    4,348        $    2,950       $    5,257
                                                               ==========        ==========       ==========


                                                                                 Twenty-six
                                                               Fiscal year         weeks         Latest twelve
                                                                  ended            ended         months ended
                                                               October 31,         May 1,           May 1,
                                                                  1998              1999             1999
                                                               -----------       ----------      -------------
                                                                       (In thousands, except ratios)
                                                                                (Unaudited)
Other Data:
     EBITDA...............................................     $   36,972        $   17,978       $   38,728
     Depreciation and amortization........................          8,219             4,101            8,668
     Capital expenditures.................................         10,566             2,997            7,157


Selected Ratios:
     Ratio of EBITDA to interest expense..................................................             2.2x
     Ratio of senior debt to EBITDA.......................................................             1.8x
     Ratio of total debt to EBITDA........................................................             4.4x
     Ratio of earnings to fixed charges(1)................................................             1.5x

                                                                                                     As of
                                                                                                  May 1, 1999
                                                                                                -------------
                                                                                                (In thousands)
                                                                                                  (Unaudited)
Balance Sheet Data:
     Cash and cash equivalents...............................................................     $    3,906
     Working capital.........................................................................         70,236
     Total assets............................................................................        295,733
     Long-term debt (including current portion)..............................................        172,079
     Stockholders' equity....................................................................         72,426


(1) For purposes of computing the ratio of earnings to fixed charges, earnings include net earnings plus fixed charges. Fixed charges consist of interest expense, a portion of rental expense (deemed by management to be representative of the interest factor of rental payments) and amortization of debt issuance costs.




Falcon--Historical

         The following table sets forth certain summary historical consolidated financial data of Falcon. The statement of operations data and other data for the fiscal years ended November 2, 1996, November 1, 1997 and October 31, 1998 have been derived from the audited consolidated financial statements of Falcon included elsewhere in this prospectus. The statement of operations data and other data for the twenty-six weeks ended May 2, 1998 and May 1, 1999 and the balance sheet data as of May 1, 1999 have been derived from Falcon's unaudited consolidated financial statements that have been prepared on the same basis as Falcon's audited consolidated financial statements and, in the opinion of
Falcon's management, include all adjustments, consisting only of normal recurring adjustments, which Falcon considers necessary for a fair presentation of its financial position and results of operations for these interim periods. The results of operations for the twenty-six weeks ended May 1, 1999 are not necessarily indicative of the results that may be expected for the entire year ending October 30, 1999 or for any other interim period.


                                                                                                   Twenty-six weeks
                                                              Fiscal year ended                         ended
                                                              -----------------                    ----------------
                                                    November 2,   November 1,    October 31,     May 2,        May 1,
                                                       1996           1997          1998          1998          1999
                                                    ----------------------------------------     ----------------------
                                                                 (In thousands)                       (Unaudited)
Statement of Operations Data:
     Net sales....................................   $  100,702    $  113,010     $ 143,426     $   61,711    $  71,064
     Cost of sales, including nonrecurring items..       69,125        79,507       103,067         44,052       50,490
     Special and nonrecurring items...............          --          3,700           271            --            --
                                                     ----------    ----------     ---------     ----------    ---------
     Gross margin.................................       31,577        29,803        40,088         17,659       20,574
     Selling, general and administrative expenses.       20,469        22,044        29,482         11,813       13,833
                                                     ----------    ----------     ---------     ----------    ---------
     Operating profit.............................       11,108         7,759        10,606          5,846        6,741
     Interest income (expense), net...............           95           139          (619)             7         (596)
     Minority interest in consolidated subsidiary.           89            47            64             34           14
                                                     ----------    ----------     ---------     ----------    ---------
     Earnings from continuing operations before
        income taxes..............................       11,292         7,945        10,051          5,887        6,159
     Income tax expense...........................        4,291         3,019         3,701          2,267        2,325
                                                     ----------    ----------     ---------     ----------    ---------
     Net earnings from continuing operations......        7,001         4,926         6,350          3,620        3,834
     Discontinued operations, net of tax..........        1,432           938            --            --            --
     Gain on sale of discontinued operations,
        net of tax................................          --          6,770            --            --            --
                                                     ----------    ----------     ----------    ----------    ---------

     Net earnings.................................   $    8,433    $   12,634     $   6,350     $    3,620    $   3,834
                                                     ==========    ==========     =========     ==========    =========
Other Data (Unaudited):
     EBITDA.......................................   $   14,924    $   15,689     $  17,880     $    7,669    $   8,462
     Depreciation and amortization................        3,816         4,230         3,753          1,823        1,721
     Capital expenditures.........................        4,449         3,807         6,594          3,931        1,503

Ratio of Earnings to Fixed Charges(1)                    236.1x        109.0x         14.4x         232.6x        10.9x

                                                                                                     As of
                                                                                                  May 1, 1999
                                                                                                -------------
                                                                                                (In thousands)
                                                                                                  (Unaudited)
Balance Sheet Data:
     Cash and cash equivalents...............................................................     $    1,162
     Working capital.........................................................................         35,286
     Total assets............................................................................        111,731
     Long-term debt (including current portion)..............................................         21,328
     Stockholders' equity....................................................................         72,426


(1) For purposes of computing the ratio of earnings to fixed charges, earnings include net earnings plus fixed charges. Fixed charges consist of interest expense, a portion of rental expense (deemed by management to be representative of the interest factor of rental payments) and amortization of debt issuance costs.



Shelby Williams--Historical

         The following table sets forth certain summary historical consolidated financial data of Shelby Williams. The statement of operations data and other data for the fiscal years ended December 31, 1996, 1997 and 1998 have been derived from the audited consolidated financial statements of Shelby Williams included elsewhere in this prospectus. The statement of operations data and other data for the three months ended March 31, 1998 and 1999 and the balance sheet data as of March 31, 1999 have been derived from Shelby Williams' unaudited consolidated financial statements that have been prepared on the same basis as Shelby Williams' audited consolidated financial statements and, in the opinion of Shelby Williams' management as expressed in Shelby Williams' Quarterly Report on Form 10-Q for the period ending March 31, 1999, include all adjustments, consisting only of normal recurring adjustments, which Shelby Williams considers necessary for a fair presentation of its financial position and results of operations for these interim periods. The results of operations for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999 or for any other interim period.



                                                             Fiscal year end                     Three months ended
                                                   -----------------------------------------    -----------------------
                                                   December 31,   December 31,  December 31,    March 31,     March 31,
                                                       1996           1997          1998          1998          1999
                                                                 (In thousands)                       (Unaudited)

Statement of Operations Data:
     Net sales....................................   $ 149,481     $ 157,779      $ 165,937     $  38,484     $  43,128
     Cost of goods sold...........................     114,998       120,849        126,388        29,929        34,081
                                                     ---------     ---------      ---------     ---------     ---------
     Gross margin.................................      34,483        36,930         39,549         8,555         9,047
     Selling, general and administrative expenses.      22,100        22,268         22,994         5,302         5,548
                                                     ---------     ----------     ---------     ---------     ---------
     Operating profit.............................      12,383        14,662         16,555         3,253         3,499
     Interest income (expense), net...............        (951)           (8)           148            63            61
     Miscellaneous income (expense), net..........          44            89            102           (18)          (22)
                                                     ---------     ---------      ----------    ---------     ---------
     Income from continuing operations before
        income taxes..............................      11,476        14,743         16,805         3,298         3,538
     Income tax expense...........................       3,720         5,066          6,191         1,220         1,274
                                                     ---------     ---------      ---------     ---------     ---------
     Income from continuing operations............       7,756         9,677         10,614         2,078         2,264
     Income (loss) from discontinued operations,
        net of taxes..............................         661           915            (48)           36            --
     Loss on disposal of discontinued
        operations, net of taxes..................          --            --         (7,081)           --            --
                                                     ----------    ----------     ---------     ----------    ---------

     Net income...................................   $   8,417     $  10,592      $   3,485     $   2,114     $   2,264
                                                     =========     =========      =========     =========     =========
Other Data (Unaudited):
     EBITDA.......................................   $  14,840     $  16,960      $  19,033     $   3,864     $   4,180
     Depreciation and amortization................       2,457         2,298          2,478           611           681
     Capital expenditures.........................       1,189         3,557          3,919         1,608           623

Ratio of Earnings to Fixed Charges(1)                    11.8x         21.5x          35.6x         23.2x         51.5x

                                                                                                     As of
                                                                                                March 31, 1999
                                                                                                --------------
                                                                                                (In thousands)
                                                                                                  (Unaudited)
Balance Sheet Data:
     Cash and cash equivalents...............................................................     $    6,282
     Working capital.........................................................................         39,805
     Total assets............................................................................         88,645
     Long-term debt (including current portion)..............................................          2,000
     Stockholders' equity....................................................................         65,024


(1) For purposes of computing the ratio of earnings to fixed charges, earnings include net earnings plus fixed charges. Fixed charges consist of interest expense, a portion of rental expense (deemed by management to be representative of the interest factor of rental payments) and amortization of debt issuance costs.




                                  RISK FACTORS

         In addition to the other information set forth or incorporated by reference in this prospectus, you should carefully consider the following factors before tendering Original Notes in exchange for the New Notes.


         The Substantial Amount of Debt Incurred to Finance Our Acquisition of Shelby Williams could have a Material Adverse Effect on our Financial Health and Prevent us from Fulfilling our Obligations under the New Notes

         We have a substantial amount of debt. As of May 1, 1999, after giving pro forma effect to the Transactions:

         - our total debt would have been approximately $172.1 million;

         - our total stockholders' equity would have been approximately $72.4 million; and

         - the sufficiency of our earnings available to cover fixed charges for the twenty-six weeks ended May 1, 1999 would have been approxi-mately 1.6 to 1.

         Our high level of debt could have important consequences for you and us. For example, it could:

         - make it more difficult for us to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes;

         - require us to dedicate a large portion of our cash flow to pay principal and interest on our indebtedness, including the New Notes, thereby reducing the amount of cash flow available to fund working capital, capital investments, acquisitions and other business activities;

         - increase our vulnerability to general adverse economic and industry conditions, including increases in interest rates;

         - place us at a competitive disadvantage compared to our competitors that have proportionately less debt; and

         - limit our flexibility in planning for, or reacting to, changes in our business and the commercial furniture industry generally.

         We anticipate that our cash flow from operations, together with borrowings under the Senior Secured Credit Facilities, will be sufficient to service our debt obligations as they become due. Our ability to meet these requirements depends on our future financial performance, which will be affected by financial, business, economic, competitive and other factors. We will not be able to control many of these factors, such as economic conditions in the markets in which we operate and competitive initiatives undertaken by competitors. We cannot be certain that our cash flow from operations will be sufficient to allow us to pay principal and interest on our debt, including the New Notes, and meet our other obligations. If we cannot generate sufficient cash flow from operations, we may be required to adopt one or more alternative financing plans, such as refinancing or restructuring all or part of our existing debt, including the New Notes, selling assets, reducing or delaying investments in our business or seeking to raise additional debt or equity capital. We cannot assure you that we will be able to effect any of these actions on commercially reasonable terms, or at all, or that these actions would enable us to continue to satisfy our cash requirements. In addition, the terms of existing or future debt agreements, including the Senior Secured Credit Facilities and the Indenture, may restrict us from adopting any of these alternatives.

Covenant Restrictions may Limit our Ability to Operate our Business

         The Senior Secured Credit Facilities and the Indenture contain, and certain of our other indebtedness agreements may contain, covenants that restrict our ability to make distributions or other payments to our investors and creditors unless certain financial tests or other criteria are satisfied. We must also comply with certain specified financial ratios and tests. In some cases our subsidiaries are subject to similar restrictions which may restrict their ability to make distributions to us. If we do not comply with these or other covenants and restrictions contained in the Senior Secured Credit Facilities or the Indenture, we could default under those agreements and the debt, together with accrued interest, could then be declared immediately due and payable. Our ability to comply with these provisions of the Senior Secured Credit Facilities and the Indenture may be affected by changes in economic or business conditions or other events beyond our control.

         The  Senior  Secured  Credit  Facilities  contain,  and  certain  other indebtedness agreements may contain, additional affirmative and negative covenants, including limitations on our ability to incur additional indebtedness and to make acquisitions and capital expenditures which could affect our ability to operate our business. The Indenture for the New Notes restricts, among other things, our ability to incur additional debt, sell assets, create liens or other encumbrances, make certain payments and dividends or merge or consolidate, all of which could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. A failure to comply with these covenants and restrictions could result in an event of default under either the Senior Secured Credit Facilities or the Indenture which could lead to an acceleration of the related debt and the acceleration of debt under other debt instruments that may contain cross-acceleration or cross-default provisions.

         Your Right to Receive Payments on the New Notes is Junior to our Bank and other Unsubordinated Indebtedness and Possibly all of our Future Borrowings, and the Guarantees of the New Notes are Junior to all the Guarantors' Existing Senior Indebtedness and Possibly to all of their Future Borrowings

         The New Notes are subordinated to all of our existing and future senior indebtedness, including indebtedness under the Senior Secured Credit Facilities, other than trade payables and future indebtedness that expressly provides that it is equal to or subordinated in right of payment to the New Notes. Similarly, payments by a Guarantor on its Subsidiary Guarantee of the New Notes are subordinated to all of that Guarantor's existing and future senior indebtedness, other than trade payables and future indebtedness that expressly provides that it is equal to or subordinated in right of payment to its guarantee. The New Notes also are effectively subordinated to all of our and our subsidiaries' secured indebtedness to the extent of the assets securing such indebtedness. In addition, if a default occurs with respect to senior indebtedness, such as the Senior Secured Credit Facilities, the subordination provisions of such senior indebtedness would likely restrict payments to the holders of the New Notes. If the indebtedness under the Senior Secured Credit Facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full such indebtedness and our other indebtedness, including the New Notes.

         After giving pro forma effect to the Transactions as of May 1, 1999, we would have had approximately $70.0 million of senior indebtedness and our Guarantors would have had no senior indebtedness (excluding guarantees under the Senior Secured Credit Facilities). In addition, approximately $50.0 million would have been available for borrowing as additional senior indebtedness under the Senior Secured Credit Facilities. The Indenture permits us and the Guarantors to borrow substantial additional indebtedness, including senior debt, in the future.

         If we or the Guarantors are declared bankrupt or insolvent, or if there is a payment default under any senior indebtedness, we are required to pay the lenders under the Senior Secured Credit Facilities and any other creditors who are holders of senior indebtedness in full before we pay you. Accordingly, we may not have enough assets remaining after payments to holders of such senior indebtedness to pay you. In addition, under certain circumstances, we may not pay any amount on the New Notes if certain senior indebtedness, including debt under the Senior Secured Credit Facilities, is not paid when due or any other default on such senior indebtedness exists.

         In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the Guarantors, holders of the New Notes will participate on an equal basis with trade creditors and all other holders of senior subordinated indebtedness of our Company and the Guarantors, as the case may be. However, because the Indenture requires that amounts otherwise payable to holders of the New Notes in a bankruptcy or similar proceeding be paid instead to holders of senior debt until they are paid in full, holders of the New Notes may receive less, ratably, than holders of trade payables in any such proceeding. In addition, any acceleration of the indebtedness under the Senior Secured Credit Facilities will, and acceleration of our other indebtedness may, constitute an event of default under the Indenture. If an event of default exists under the Senior Secured Credit Facilities or certain other senior indebtedness, the Indenture may restrict payments on the New Notes until holders of such other indebtedness are paid in full or such default is cured or waived or has otherwise ceased to exist. In any of these cases, we and the Guarantors may not have sufficient funds to pay all of our creditors and holders of the New Notes may receive less, ratably, than the holders of trade payables.

         Further, the Senior Secured Credit Facilities limit our ability to purchase New Notes prior to maturity, even though the Indenture requires us to offer to repurchase New Notes in certain circumstances. If we or the Guarantors make certain asset sales or if a change of control occurs when we are prohibited from repurchasing New Notes, we could ask the lenders under the Senior Secured Credit Facilities if we may repurchase the New Notes or we could attempt to refinance the borrowings that contain such prohibitions. If we do not obtain such a consent or repay such borrowings, we would be unable to repurchase the New Notes. Our failure to repurchase tendered New Notes at a time when such repurchase is required by the Indenture would constitute an event of default under the Indenture which, in turn, would constitute a default under the Senior Secured Credit Facilities. In such circumstances, the subordination provisions in the Indenture would restrict payments to you.

Our Assets Are Encumbered to Secure the Senior Secured Credit Facilities

         The New Notes are not secured by any of our assets. Our obligations under the Senior Secured Credit Facilities, however, are secured by a first priority pledge of and security interest in the stock of all our present and future domestic subsidiaries and 66% of the stock of all our present and future foreign subsidiaries, and substantially all of our assets and the assets of our domestic subsidiaries. If we were to become insolvent or liquidated, or if payment under the Senior Secured Credit Facilities were accelerated, the lenders under the Senior Secured Credit Facilities would be entitled to exercise the remedies available to a secured lender under applicable law. Accordingly, all secured lenders would be effectively senior to the holders of New Notes in right of payment to the extent of the assets securing the indebtedness owed to the secured lenders.

Our Ability to Repay the New Notes and other Debt Depends on Cash Flow from our Subsidiaries

         We conduct a substantial amount of our business through our subsidiaries. As a result, we depend, in part, on dividends, loans or advances, or payments from our subsidiaries to satisfy our financial obligations and make payments to our investors.

         The ability of our subsidiaries to pay dividends and make other payments to us may be restricted by, among other things:

       -   their earnings;

       -   covenants contained in their debt agreements;

       - covenants contained in other agreements to which our subsidiaries are or may become a party;

       -   business and tax considerations; and

       -   applicable corporate and other laws and regulations.

         Although the Indenture limits the ability of such subsidiaries to enter into consensual encumbrances and restrictions on their ability to pay dividends and make other payments, this limitation is subject to a number of significant exceptions and qualifications.


Not all Subsidiaries are Guarantors; Assets of the Non-Guarantor Subsidiaries may not be Available to make Payments on the New Notes

         Our present and future foreign subsidiaries will not be Guarantors of the New Notes. Payments on the New Notes are only required to be made by us and the Guarantors. As a result, no payments are required to be made from assets of subsidiaries which do not guarantee the New Notes unless those assets are transferred, by dividend or otherwise, to us or a Guarantor.

         In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor restricted subsidiaries, holders of their indebtedness, including their trade creditors, will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. After giving pro forma effect to the Transactions as of May 1, 1999, the total liabilities, including trade payables, of our non-guarantor restricted subsidiaries would have been approximately $10.3 million.

         Our non-guarantor restricted subsidiaries generated approximately 2.5% of our pro forma combined revenues in fiscal year 1998. Our non-guarantor restricted subsidiaries generated approximately 2.1% of our pro forma combined revenues in the twenty-six weeks ended May 1, 1999, and held approximately 6.1% of our pro forma combined assets as of May 1, 1999.

We may not be able to Purchase the New Notes upon a Change of Control as Required by the Indenture

         Upon the occurrence of specific change of control events described in the Indenture, we will be required to offer to purchase all outstanding New Notes from the holders thereof at 101% of their principal amount, plus accrued interest to the date of repurchase. However, a change of control will also constitute an event of default under the Senior Secured Credit Facilities. A default under the Senior Secured Credit Facilities would result in an event of default under the Indenture if the lenders were to accelerate the debt under the Senior Secured Credit Facilities, in which case the subordination provisions of the New Notes would require payment in full of the Senior Secured Credit Facilities before repurchase of the New Notes. Any future credit agreements or other agreements to which we become a party may contain similar restrictions and provisions. In the event a change of control occurs at a time when such other agreements prohibit us from purchasing the New Notes, the terms of the New Notes permit us to seek the consent of our lenders to purchase the New Notes or we could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing the New Notes. Our failure to purchase the tendered New Notes would constitute an event of default under the Indenture, which would result in an event of default under the Senior Secured Credit Facilities.

         The source of funds for any purchase of the New Notes would be our available cash or cash generated from other sources, including borrowings, sales of assets, sales of equity or funds provided by an existing or new controlling person. We cannot assure you that any of these sources will be available. Upon the occurrence of a change of control event, we may seek to refinance the indebtedness outstanding under the Senior Secured Credit Facilities and the New Notes. However, it is possible that we will not be able to complete such refinancing on commercially reasonable terms or at all. In such event, we would not have the funds necessary to finance the required change of control offer. The provisions relating to a change of control included in the Indenture may increase the difficulty of a potential acquiror obtaining control of the Company.

Risks Related to the Integration of Shelby Williams

         On June 18, 1999, Falcon's recently formed, wholly owned subsidiary merged into Shelby Williams. As a result, Shelby Williams became a wholly owned subsidiary of Falcon. Prior to this merger, Falcon and Shelby Williams operated independently, and our success as a combined company will depend in large measure on our ability to successfully integrate the operations of these companies. The combination of Falcon and Shelby Williams will entail the reorganization of certain functions to achieve cost savings and to realize the full potential of the business opportunities management believes are available to us. We can give no assurance, however, that we will be able to successfully integrate Shelby Williams or achieve such cost savings or that we will not encounter delays or incur unanticipated costs in such integration.

We may not be Successful in Implementing our Business Strategy

         Our strategic objectives are to steadily grow our business and improve our operations and cost structure. In order to achieve these objectives, our business strategy consists of the following key elements:

      -   capitalize on the Acquisition of Shelby Williams;

      -   maintain customer service leadership;

      -   maximize operating efficiencies; and

      -   grow through strategic acquisitions.

         We can give no assurance that the implementation of our business strategy will be successful or will improve operating results. Other conditions may exist, such as unforeseen costs and expenses or an economic downturn, that may offset any improved operating results that are attributable to such business strategy. In addition, after gaining experience in implementing our business strategy, we may decide to alter or discontinue certain aspects of our strategy. Any failure to implement our business strategy may adversely affect our ability to service our indebtedness, including the New Notes.

         Further, in order to expand our markets and to complement our product portfolio, our business strategy includes making additional acquisitions. From time to time we investigate opportunities for acquisitions. We can give no assurance, however, that we will be able to identify suitable acquisition candidates, that future acquisitions can be consummated on acceptable terms or that any acquired companies can be successfully integrated into our operations. Our ability to make future acquisitions may also be constrained by our ability to obtain financing and the restrictions set forth in the Indenture and the Senior Secured Credit Facilities. We can give no assurance that businesses acquired in the future will achieve sales and profitability that justify the investment in such businesses. In addition, to the extent that consolidation becomes more prevalent in the commercial furniture industry, the prices for attractive acquisition candidates may increase to unacceptable levels.

         Our operations and those of any new acquisitions may require additional personnel, assets and cash expenditures. We can give no assurance that we will be able to successfully expand and operate such acquisitions profitably. We may not be able to anticipate and respond effectively to all of the changing demands that our expanding operations will have on our management information and operating systems. In addition, we may experience delays, disruptions and unanticipated expenses in connection with any acquisitions. Our failure to meet challenges of any such expansion could have a material adverse effect on our business, financial condition and results of operations.


Risks Related to Pro Forma Financial Data and Limited Relevance of Historical Financial Data

         The unaudited pro forma combined financial data set forth in this prospectus is based upon a number of assumptions and estimates related to, among other things, the integration of Shelby Williams. Any cost savings anticipated by management are inherently subject to significant business, economic and competitive uncertainties and contingencies, any of which are beyond our control, and are based upon assumptions with respect to future business decisions that are subject to change. Such uncertainties and contingencies include the risks described herein including, among others, the risks related to the Acquisition and integration of Shelby Williams. Any additional costs or expenses which may result from such risks are not taken into account in the presentation of the unaudited pro forma combined financial data. It can be expected that some or all of the assumptions of the unaudited pro forma combined financial data, and some or all of the assumptions underlying the other estimates, will not materialize.

         As a result of the Acquisition of Shelby Williams, the historical consolidated financial data of Falcon and Shelby Williams presented in this prospectus is of limited relevance in understanding what our results of operations, financial position or cash flows would have been for the historical periods presented had the Acquisition of Shelby Williams been completed at the beginning of the period.

Limitations of Market Share Information

         Within the commercial furniture market, we compete primarily in the office, food service, hospitality (including gaming) and national accounts segments. Quantitative industry data on these four market segments is limited because the commercial furniture market is highly fragmented and includes hundreds of producers. We are not aware of any industry group that exists which independently monitors these relatively small market segments. The Business and Institutional Furniture Manufacturer's Association ("BIFMA") does, however, provide information for the United States office furniture market, the largest part of the commercial furniture market. Of this market, we estimate that the segments in which we compete represent approximately 10% of the total United States office furniture market as calculated by BIFMA. Although the BIFMA research is narrowly focused, we believe it is the best available data to evaluate general trends in the industry as a whole.

         Because each segment has relatively few large industry leaders, and these leaders tend to specialize within only one or two of the four market segments in which we compete, we face difficulty providing any more precise information regarding our competitive market share than that which is provided in this prospectus. Moreover, market data used throughout this prospectus, including information relating to our relative position in the commercial furniture industry, is based upon the good faith estimates of management, which estimates are based upon their review and knowledge of internal surveys, independent industry publications and other publicly available information. Although we believe that these sources are reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

Competition

         The office, food service, hospitality (including gaming), national accounts, university, healthcare and other institutional segments of the commercial furniture industry are fragmented and highly competitive with respect to each of the products we sell. We believe that the principal bases of competition are design, quality, customer service, product pricing and speed of delivery. We compete for sales of each of our products with numerous domestic and foreign manufacturers, many of which have financial and other resources greater than we do. We can give no assurance that our competitors will not offer a greater range of high-quality products, or that new entrants with greater financial resources than us will not enter the market, or that results of operations will not be adversely affected by increased competition.

We may be Adversely Impacted by Work Stoppages and other Labor Matters

         Approximately 2,300 of our employees are unionized. Of these, approximately 1,100 unionized employees are represented by separate bargaining agreements with contracts expiring in November 1999 and November 2000. Although we have experienced only one work stoppage or labor strike, we can give no assurance that we will not encounter strikes, slowdowns, or other types of conflicts with labor unions or our other employees in the future. In the event that we experience strikes or other types of conflicts with our employees, such strikes or other conflicts would adversely impact our business.

         In addition, on several occasions, attempts were made to unionize more of our manufacturing facilities. We can give no assurance that further unionization efforts will not be made at our manufacturing facilities in the future, nor can we give assurance whether such unionization efforts will be successful. In the event that such unionization efforts are successful, our business could be adversely effected.

Environmental Matters

         We are subject to numerous environmental laws and regulations in the various jurisdictions in which we operate that (1) govern operations that may have adverse environmental effects, such as discharges into air and water, as well as handling and disposal practices for solid and hazardous wastes, and (2) impose liability for response costs and certain damages resulting from past and current spills, disposals or other releases of hazardous materials. Our operations may result in noncompliance with or liability for remediation under the environmental laws. Environmental laws have changed rapidly in recent years, and we may be subject to more stringent environmental laws in the future. Although environmental matters have not to date had a material adverse effect on the results of operations or financial condition of either Falcon or Shelby Williams, we can give no assurance that such matters will not have a material adverse effect on our results of operations or financial condition or that more stringent environmental laws will not be enacted which could have a material adverse effect on our results of operations or financial condition.

We may be Adversely Effected if our Year 2000 Remediation Efforts are not Successful

         Our business could be adversely impacted by information technology issues related to the year 2000. We use software and related computer technologies essential to our operations that use two digits rather than four to specify the year, which could result in a date recognition problem with the transition to the year 2000. We have established a plan to identify and remediate potential year 2000 problems in our business information systems, infrastructure and production and manufacturing sites. We have substantially completed an inventory of potentially date-sensitive systems, and we are currently focused on the remediation and testing phases of our year 2000 program. We have also begun surveying our suppliers and service providers for year 2000 compliance.

         We currently believe that the most reasonably likely worst case scenario is that there will be some localized disruptions of systems that will affect individual business processes, facilities or suppliers for a short time rather than systemic or long-term problems affecting our business operations as a whole. Our contingency planning will continue to identify systems, or other aspects of our business or that of our suppliers, that we believe would be most likely to experience year 2000 problems, as well as those business operations in which a localized disruption could have the potential for causing a wider problem by interrupting the flow of products, materials or data to other operations. Because there is uncertainty as to which activities may be affected and the exact nature of the problems that may arise, our contingency planning will focus on minimizing the scope and duration of any disruptions by having sufficient personnel, inventory and other resources in place to permit a flexible, real-time response to specific problems as they may arise at individual locations around the world.

         There is still uncertainty about the broader scope of the year 2000 issue as it may affect us and third parties, including our suppliers and customers, that are critical to our operations. For example, lack of readiness by electrical and water utilities, financial institutions, governmental agencies or other providers of general infrastructure could, in some geographic areas, pose significant impediments to our ability to carry on our normal operations in the area or areas so affected. In the event that we are unable to complete our remedial actions and are unable to implement adequate contingency plans in the event that problems are encountered, there could be a material adverse effect on our business, results of operations or financial condition. For more information regarding our year 2000 program, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness."

An Active Trading Market may not Develop for the New Notes

         There is not an established trading market for the New Notes. We do not intend to apply for listing of the New Notes on any United States or other
securities  exchange  or  for  quotation  through  any  inter-dealer   automated
securities market. The liquidity of any market for the New Notes will depend upon many factors including:

      -   the number of holders of the New Notes;

      -   our results of operations and financial condition;

      -   the market for similar securities; and

      -   the  interest  of  securities  dealers  in making a market  in the New
          Notes.

         There can be no assurance as to the development or liquidity of any market which may develop for the New Notes. If a trading market does not develop or is not maintained, you may experience difficulty in reselling the New Notes, or you may be unable to sell them at all.

         Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the New Notes will be subject to disruptions. Any such disruptions may have a negative effect on you as a holder of the New Notes regardless of our prospects and financial performance.


If You Fail to Exchange Your Original Notes, Your Original Notes will Remain subject to Restrictions on Transfer

         Holders of Original Notes who do not exchange their Original Notes for New Notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the Original Notes described in the legend on those notes. The restrictions result from the issuance of the Original Notes in reliance on exemptions from registration under the Securities Act and applicable state securities laws. In general, the Original Notes may not be transferred or resold except in a transaction registered in accordance with, or exempt from, these registration requirements. If we complete this exchange offer, we will not be required to register the Original Notes, and we do not anticipate that we will register the Original Notes, under the Securities Act. Additionally, to the extent that Original Notes are tendered and accepted in the exchange offer, the aggregate principal amount of the Original Notes outstanding will decrease, with a resulting decrease in the liquidity of the market for the Original Notes.

                                 USE OF PROCEEDS


         This exchange offer is intended to satisfy certain of our obligations under the exchange and registration rights agreement entered into in connection with the offering of the Original Notes. We will not receive any proceeds from the exchange offer. In consideration for issuing the New Notes, we will receive Original Notes with like original principal amount at maturity. The form and terms of the Original Notes are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Original Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our outstanding debt.

         We received net proceeds totaling approximately 96.0 million from the private placement of the Original Notes. Discounts and commissions and other expenses payable by us totaled approximately 4.0 million. The net proceeds were used to complete the Stock Tender Offer.


                                 CAPITALIZATION

         The following table sets forth Falcon's cash position and total capitalization as of May 1, 1999 (1) on an actual, historical basis; and (2) as adjusted, to give pro forma effect to the Transactions. You should read this information in conjunction with the "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and the respective consolidated financial statements of Falcon and Shelby Williams and the related notes thereto, included elsewhere or incorporated by reference in this prospectus.

                                                         As of May 1, 1999
                                                         Actual    As Adjusted
                                                           (In thousands)
                                                            (Unaudited)
Cash and cash equivalents...........................    $   1,162    $   3,906
                                                        =========    =========
Long-term debt, including current portion:
     Existing revolving credit facility.............    $  19,249    $     --
     Existing notes payable to a foreign bank.......        1,806        1,806
     Capital lease obligations......................          273          273
     New Term Loan due 2005.........................          --        70,000
     New Revolving Credit Facility..................          --           --
     Original Notes.................................          --       100,000
                                                        ---------    ---------
     Total long-term debt...........................       21,328      172,079
                                                        ---------    ---------
Minority interest in consolidated subsidiary........          796          796
Total stockholders' equity..........................       72,426       72,426
                                                        ---------    ---------
     Total capitalization...........................    $  94,550    $ 245,301
                                                        =========    =========

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Falcon

         You should read Falcon's selected historical consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the notes thereto, and the other financial information included or incorporated by reference herein. The selected historical consolidated financial data for the fiscal years ended October 29, 1994, October 28, 1995, November 2, 1996, November 1, 1997 and October 31, 1998 and have been derived from Falcon's audited consolidated financial statements. The selected consolidated financial data for the twenty-six weeks ended May 2, 1998 and May 1, 1999 have been derived from Falcon's unaudited consolidated financial statements and, in the opinion of Falcon's management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of its results of operations for such periods and financial condition as for the dates presented. The results of operations for any interim period are not necessarily indicative of the results of operations for a full year.

                                                                                                          Twenty-six
                                                               Fiscal year ended                             weeks
                                          ----------------------------------------------------------   -----------------
                                         October 29,  October 28, November 2, November 1, October 31,   May 2,     May 1,
                                            1994        1995        1996        1997         1998       1998       1999
                                                    (In thousands, except per share data)                (Unaudited)
Statement of Operations Data:
Net sales...............................   $ 67,957   $ 79,647    $100,702    $113,010    $143,426    $ 61,711  $ 71,064
Cost of sales, including nonrecurring        45,318     52,883      69,125      79,507     103,067      44,052    50,490
items...................................
Special and nonrecurring items..........        --         --          --        3,700         271         --        --
                                           --------   --------    --------    --------    --------    --------  --------
Gross margin............................     22,639     26,764      31,577      29,803      40,088      17,659    20,574
Selling, general and administrative
   expenses.............................     14,354     16,992      20,469      22,044      29,482      11,813    13,833
                                           --------   --------    --------    --------    --------    --------  --------
Operating profit........................      8,285      9,772      11,108       7,759      10,606       5,846     6,741
Interest income (expense), net..........        145        141          95         139        (619)          7      (596)
Minority interest in consolidated
   subsidiary...........................          4        (44)         89          47          64          34        14
                                           --------   ---------   --------    --------    --------    --------  --------
Earnings from continuing operations
   before income taxes..................      8,434      9,869      11,292       7,945      10,051       5,887     6,159
Income tax expense......................      3,121      3,693       4,291       3,019       3,701       2,267     2,325
                                           --------   --------    --------    --------    --------    --------  --------
Net earnings from continuing operations.      5,313      6,176       7,001       4,926       6,350       3,620     3,834
Discontinued operations, net of tax.....        864      1,281       1,432         938         --          --        --
Gain on sale of discontinued
operations, net of tax .................         --         --          --       6,770         --          --        --
                                           --------   --------    --------    --------    --------    --------  --------
Net earnings............................   $  6,177   $  7,457    $  8,433    $ 12,634    $  6,350    $  3,620  $  3,834
                                           ========   ========    ========    ========    ========    ========  ========

Ratio of earnings to fixed charges(1)...     287.2x     310.3x      236.1x      109.0x       14.4x      232.6x     10.9x

Earnings Per Share Data--Diluted(2):
Continuing operations...................    $  0.55    $  0.64     $  0.71     $  0.50     $  0.68     $  0.38   $  0.43
Discontinued operations.................       0.09       0.13        0.15        0.09          --          --        --
Gain on sale of discontinued operations.        --         --          --         0.69          --          --        --
                                            -------    -------     -------     -------     -------     -------   -------
Net earnings per share..................    $  0.64    $  0.77     $  0.86     $  1.28     $  0.68     $  0.38   $  0.43
                                           ========    =======     =======     =======     =======     =======   =======


                                                                  As of                                    As of
                                         -----------------------------------------------------------   -----------------
                                         October 29, October 28, November 2, November 1, October 31,   May 2,     May 1,
                                            1994        1995        1996        1997         1998       1998       1999
                                                               (In thousands)                            (Unaudited)
Balance Sheet Data:
Cash and cash equivalents...............   $  7,312   $  6,970    $  5,714    $ 16,294    $  5,186    $  2,057  $  1,162
Working capital.........................     25,658     29,927      34,531      38,691      35,756      33,109    35,286
Property, plant and equipment, net......     18,467     21,529      24,485      25,211      27,498      28,915    28,354
Total assets............................     64,905     74,884      84,388      99,357     111,974     108,769   111,731
Long-term debt (including current             1,787      1,889       1,405       1,794      18,815      19,189    21,328
portion)................................
Stockholders' equity....................     50,556     58,307      68,476      73,264      71,946      70,427    72,426



(1) For purposes of computing the ratio of earnings to fixed charges, earnings include net earnings plus fixed charges. Fixed charges consist of interest expense, a portion of rental expense (deemed by management to be representative of the interest factor of rental payments) and amortization of debt issuance costs.

(2) Per share data reflects adjustments related to the December 1995 10% stock dividend.


Shelby Williams

         You should read Shelby Williams' selected historical consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the notes thereto, and the other financial information included or incorporated by reference herein. The selected historical consolidated financial data for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 have been derived from Shelby Williams' audited consolidated financial statements. Shelby Williams' selected consolidated financial data for the quarters ended March 31, 1998 and 1999 have been derived from Shelby William's unaudited consolidated financial statements and, in the opinion of Shelby Williams' management, as expressed in Shelby Williams' Quarterly Report on Form 10-Q for the period ending March 31, 1999, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of its results of operations for such periods and financial condition as of the dates presented. The results of operations for any interim period are not necessarily indicative of the results of operations for a full year.


                                                                                                  Three months
                                                        Fiscal years ended December 31,          ended March 31,
                                                --------------------------------------------     ---------------
                                                1994      1995      1996      1997      1998       1998     1999
                                                    (In thousands, except per share data)          (Unaudited)
Statement of Operations Data:
Net sales..................................   $135,011  $144,525  $149,481  $157,779  $165,937   $38,484  $43,128
Cost of goods sold.........................    107,635   112,412   114,998   120,849   126,388    29,929   34,081
                                              --------  --------  --------  --------  --------   -------  -------
Gross margin...............................     27,376    32,113    34,483    36,930    39,549     8,555    9,047
Restructuring charge.......................      5,575       --        --        --        --        --       --
Selling, general and administrative expenses    21,683    22,301    22,100    22,268    22,994     5,302    5,548
                                              --------  --------  --------  --------  --------   -------  -------
Operating profit...........................        118     9,812    12,383    14,662    16,555     3,253    3,499
Interest expense...........................      1,207     1,257       969       622       391       125       46
Interest income............................        --         (9)      (18)     (614)     (539)     (188)    (107)
Miscellaneous expense (income).............        106        37       (44)      (89)     (102)       18       22
                                              --------  --------  --------  --------  --------   -------  -------
Income (loss) from continuing operations
before income taxes........................     (1,195)    8,527    11,476    14,743    16,805     3,298    3,538
Income tax (benefit).......................       (575)    2,330     3,720     5,066     6,191     1,220    1,274
                                              --------- --------  --------  --------  --------   -------  -------
Income (loss) from continuing operations...       (620)    6,197     7,756     9,677    10,614     2,078    2,264
Discontinued operations, net of tax........        985       583       661       915    (7,129)       36      --
                                              --------  --------  --------  --------  --------   -------  ------
Net income.................................   $    365  $  6,780  $  8,417  $ 10,592  $  3,485   $ 2,114  $ 2,264
                                              ========  ========  ========  ========  ========   =======  =======

Ratio of earnings to fixed charges(1)             0.1x      7.3x     11.8x     21.5x     35.6x     23.2x    51.5x

Per Share Data--Diluted:
Income (loss) from continuing operations...   $ (0.07)  $   0.69  $   0.88  $   1.05  $   1.17   $  0.22  $  0.26
Income (loss) from discontinued operations,
net of taxes...............................      0.11       0.06      0.07      0.10    (0.01)      0.01      --
Loss on disposal of discontinued
operations, net of taxes...................        --        --        --        --     (0.78)       --       --
                                              --------  --------  --------  --------  -------    -------  ------
Net income.................................   $   0.04  $   0.75  $   0.95  $   1.15  $   0.38   $  0.23  $  0.26
                                              ========  ========  ========  ========  ========   =======  =======


                                                             As of December 31,                  As of March 31,
                                                -------------------------------------------      ---------------
                                                1994      1995      1996     1997      1998      1998      1999
                                                              (In thousands)                      (Unaudited)
Balance Sheet Data:
Cash and cash equivalents..................    $ 1,633   $ 2,376   $1,039   $11,124   $ 6,355   $12,582   $ 6,282
Working capital............................     28,092    32,016   37,606    48,494    39,164    45,233    39,805
Property, plant and equipment, net.........     26,989    26,547   23,476    24,611    25,985    27,895    25,926
Total assets...............................     86,306    87,613   83,213    97,238    89,633   100,180    88,645
Long-term debt (including current portion).      8,944     8,895    8,000     7,000     3,000     6,000     2,000
Stockholders' equity.......................     48,658    51,724   55,970    71,772    64,695    70,505    65,024


(1) For purposes of computing the ratio of earnings to fixed charges, earnings include net earnings plus fixed charges. Fixed charges consist of interest expense, a portion of rental expense (deemed by management to be representative of the interest factor of rental payments) and amortization of debt issuance costs.




                   UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

         The following unaudited pro forma combined financial data presents the pro forma combined balance sheet of the Company as of May 1, 1999 as if the Transactions had occurred on May 1, 1999, and presents the pro forma combined statements of operations data of the Company for the periods presented as if the Transactions had occurred on November 2, 1997. See "Prospectus Summary--The Transactions." The unaudited pro forma combined financial data is based on the historical consolidated financial statements of Falcon and the adjusted historical consolidated financial statements of Shelby Williams, and on the assumptions and adjustments described in the notes to such unaudited pro forma combined financial data, including assumptions relating to the allocation of the consideration paid for Shelby Williams to the assets and liabilities of Shelby Williams based on preliminary estimates of their respective fair values. The actual allocation of such consideration may differ from that reflected in the unaudited pro forma combined financial data. Amounts allocated will be based upon the estimated fair values at the time of the Acquisition of Shelby Williams which could vary significantly from the amounts assumed. In addition, the interest rates on the borrowings under the Senior Secured Credit Facilities, and the estimated transaction fees and expenses, are assumed solely for the purpose of presenting the unaudited pro forma combined financial data set forth below. The actual interest rates on the borrowings under the Senior Credit Facilities and actual transaction fees and expenses may differ from assumptions set forth below.

         The consolidated statements of operations of Shelby Williams for the year ended October 31, 1998 and the twenty-six weeks ended May 1, 1999 reflect adjustments to the fiscal year ended December 31, 1998 and the fiscal quarter ended March 31, 1999 historical financial data of Shelby Williams to conform such financial data to the fiscal year end and most recent fiscal quarter of Falcon. As a result, the consolidated statement of operations of Shelby Williams for the year ended October 31, 1998 was derived by adding the monthly activity for November and December 1997 to, and subtracting the monthly activity for November and December 1998 from, the audited consolidated statement of operations of Shelby Williams for the fiscal year ended December 31, 1998. Likewise, the consolidated statement of operations of Shelby Williams for the twenty-six weeks ended May 1, 1999 was derived by adding the monthly activity for November 1998, December 1998 and April 1999 to the unaudited consolidated statement of operations of Shelby Williams for the fiscal quarter ended March 31, 1999. The consolidated statement of operations for the latest twelve months ended May 1, 1999 and the consolidated balance sheet of Shelby Williams as of May 1, 1999 were derived from unaudited monthly financial statements. Such monthly statements do not reflect all adjustments which are customarily made at the end of each fiscal quarter. We believe that the effect of such adjustments, if made, would not be material.

         In connection with the Acquisition of Shelby Williams, we have identified estimated annual cost savings on a pro forma basis of approximately $0.4 million related to duplicate public company costs, which cost savings are reflected in the unaudited pro forma financial data as adjustments to selling, general and administrative expenses. Management expects that the Company will begin to realize a portion of the benefit of the cost savings described above in the fiscal quarter after the closing of the Acquisition. Management also believes that the Company will be able to realize additional cost savings as a result of the Acquisition which have not been included in the pro forma combined financial data. A significant portion of the benefit of such cost savings is not expected to be realized until the end of fiscal year 2003. Such additional cost savings do not qualify as pro forma adjustments under Regulation S-X promulgated under the Securities Act.

         We completed the Transactions in the third fiscal quarter of 1999. We do not expect to record any material charges in connection with the refinancing of existing indebtedness.

         The unaudited pro forma combined financial data do not purport to represent what our financial position and results of operations would have been if the Transactions had actually been completed as of the dates indicated and are not intended to project our financial position or results of operations for any future period.

         The unaudited pro forma combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the respective historical consolidated financial statements of Falcon and Shelby Williams and the related notes thereto included elsewhere or incorporated by reference in this prospectus.


                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                As of May 1, 1999

                                                    Historical     Historical       Pro forma       Pro forma
                                                      Falcon     Shelby Williams   adjustments      combined
                                                    ----------   ---------------   -----------      ----------
                                                                         (In thousands)
                     ASSETS

Current Assets:
    Cash and cash equivalents..............          $    1,162     $    8,793      $   (6,049)(1)  $    3,906
    Accounts receivable....................              20,567         24,839             --           45,406
    Inventories............................              27,761         23,445          10,738(9)       61,944
    Prepayments and other current assets...               3,421          4,421             --            7,842
                                                     ----------     ----------      ----------      ----------
        Total current assets...............              52,911         61,498           4,689         119,098
Property, plant and equipment, net.........              28,354         25,918             --           54,272
Goodwill, net..............................              24,749            148          84,095(2)      108,992
Deferred financing fees....................                 --             --            6,500(4)        6,500
Other intangible assets, net...............               5,717          1,154             --            6,871
                                                     ----------     ----------      ----------      ----------
        Total assets.......................          $  111,731     $   88,718      $   95,284      $  295,733
                                                     ==========     ==========      ==========-     ==========
       LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
    Accounts payable.......................          $    8,561     $    7,331      $      --       $   15,892
    Customer deposits on orders in process.               1,967          7,037             --            9,004
    Accrued liabilities....................               5,018          6,572          10,000(5)       21,887
                                                                                           297(3)
    Current maturities of long-term debt...               2,079          1,000          (1,000)(6)       2,079
                                                     ----------     ----------      ----------      ----------
        Total current liabilities..........              17,625         21,940           9,297          48,862
Deferred income taxes......................                 876          2,014             --            2,890
Minority interest in consolidated subsidiary                796            --              --              796

Long-term debt.............................              19,249            --          170,000(7)      170,000
                                                                                       (19,249)(6)
Other......................................                 759            --              --              759
                                                     ----------     ----------      ----------      ----------
        Total liabilities..................              39,305         23,954         160,048         223,307
                                                     ----------     ----------      ----------      ----------
Stockholders' Equity:
    Common stock...........................                 198            593            (593)(8)         198
    Additional paid-in-capital.............              47,376         10,135         (10,135)(8)      47,376
    Treasury stock, at cost................             (15,685)       (24,184)         24,184(8)      (15,685)
    Cumulative translation adjustments.....                (196)           --              --             (196)
    Retained earnings......................              40,733         78,220         (78,220)(8)      40,733
                                                     ----------     ----------      ----------      ----------
        Total stockholders' equity.........              72,426         64,764         (64,764)         72,426
                                                     ----------     ----------      ----------      ----------
        Total liabilities and stockholders'
          equity...........................          $  111,731     $   88,718      $   95,284      $  295,733
                                                     ==========      ==========      ==========     ==========




The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

               NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 (In thousands)

         The unaudited pro forma combined balance sheet as of May 1, 1999 has been prepared as if the Transactions had occurred as of May 1, 1999. The following adjustments were recorded:

         (1) The following table sets forth the estimated sources and uses of funds in connection with the Transactions:

  Sources of funds:

       Initial borrowings under the Senior Secured
         Credit Facilities:
          Revolving Credit Facility...................     $     --
          Term Loan...................................        70,000
       Original Notes.................................       100,000
       Cash on hand...................................         6,049
                                                           ---------
            Total sources of funds....................     $ 176,049
                                                           =========

  Uses of funds:
       Purchase price.................................     $ 149,300
       Refinancing of existing debt...................        20,249
       Debt issuance costs............................         6,500
                                                           ---------
            Total uses of funds.......................     $ 176,049
                                                           =========


         (2) The following table sets forth the purchase price for the Acquisition of Shelby Williams and the preliminary allocation as of May 1, 1999:

Acquisition costs of Shelby Williams:

     Purchase price of 100% of outstanding
       common stock....................................     $ 144,563
     Purchase price to acquire outstanding options*....           737
     Plus: Transaction costs...........................         4,000
                                                            ---------
          Total purchase price.........................     $ 149,300
                                                            =========

Preliminary Allocation:
     Cash and cash equivalents.........................     $   8,793
     Accounts receivable, net..........................        24,839
     Inventories.......................................        34,183
     Prepaid and other current assets..................         4,421
     Property, plant and equipment.....................        25,918
     Other assets......................................         1,302
     Accounts payable and other current liabilities....       (32,237)
     Other long-term liabilities.......................        (2,014)
                                                            ----------
     Subtotal (fair value of net assets acquired)......        65,205
     Goodwill (excess of purchase price over fair
       value of net assets acquired)...................        84,095
                                                            ---------
          Total purchase price.........................     $ 149,300
                                                            =========
-------------------------

         *All outstanding options were purchased by Shelby Williams directly from the optionees at a price equal to the excess, if any, of the per share purchase price offered in the Stock Tender Offer over the exercise price of the option in question, multiplied by the number of shares covered by the option.

         We are currently in the process of allocating the purchase price among the tangible and intangible assets to be acquired and the liabilities to be assumed. The final purchase price and its allocation will be based on independent appraisals, discounted cash flows, quoted market prices and estimates by management which are expected to be completed within one year following the Acquisition. Upon completion of the purchase price allocation process, to the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill and amortized over approximately forty years.

         (3) Represents the addition of deferred taxes, at an effective tax rate of 38.0%, at Shelby Williams due to the adjustment of assets and liabilities to equal fair value.

         (4) Represents the portion of estimated transaction fees and expenses attributable to the Senior Secured Credit Facilities, the Original Notes and the New Notes which will be recorded as deferred financing costs and amortized over the life of the debt to be issued.

         (5) Represents the accrual of additional costs and expenses  associated
with  the  Acquisition  of  Shelby  Williams,   primarily  related  to  facility
rationalization and other integration costs.

         (6) Represents the repayment of revolving credit borrowings and other debt under the existing credit facilities.

         (7) Represents the issuance of the Original Notes and the long-term portion of the term loan under the Senior Secured Credit Facilities.

         (8) Represents the elimination of the historical stockholders' equity of Shelby Williams as required by purchase accounting.

         (9) Represents the inventory write-up at Shelby Williams relating to inventory costing. Shelby Williams' inventory is stated at last-in, first-out
(LIFO) cost. This adjustment costs inventory at first-in, first-out (FIFO), which approximates fair market value.


              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      Last twelve months ended May 1, 1999

                                                     Historical       Historical          Pro forma      Pro forma
                                                       Falcon     Shelby Williams (1)    adjustments      combined
                                                     ----------   -------------------    -----------     ---------
                                                            (In thousands, except per share data and ratios)

Net sales.......................................      $  152,814      $  171,788        $   (1,048)(8)  $  323,554
Cost of sales...................................         106,297         131,762            (1,048)(8)     237,011
                                                      ----------      ----------        ----------      ----------
Gross margin....................................          46,517          40,026               --           86,543
Selling, general and administrative expenses....          35,031          23,248             2,102(2)       60,004
                                                                                              (377)(7)
                                                      ----------      ----------        ----------      ----------
Operating profit................................          11,486          16,778            (1,725)         26,539
Interest income (expense).......................          (1,208)            155           (15,572)(3)     (17,442)
                                                                                              (817)(4)
Minority interest in consolidated subsidiary....              45             --                --               45
                                                      ----------      ----------        ----------      ----------
Earnings before income taxes....................          10,323          16,933           (18,114)          9,142
Income tax expense..............................           3,758           6,211            (6,084)(5)       3,885
                                                      ----------      ----------        ----------      ----------
Earnings from continuing operations.............      $    6,565      $   10,722        $  (12,030)     $    5,257
                                                      ==========      ==========        ==========      ==========

Earnings Per Share Data:
Earnings per share--Basic........................      $    0.73                                        $     0.58
                                                       =========                                        ==========
Earnings per share--Diluted......................      $    0.72                                        $     0.58
                                                       =========                                        ==========
Weighted average shares outstanding--Basic.......          9,032                                             9,032
                                                       =========                                        ==========
Weighted average shares outstanding--Diluted.....          9,144                                             9,144
                                                       =========                                        ==========

Other Data:
EBITDA(6).......................................      $   19,008      $   19,343        $      377      $   38,728
Depreciation and amortization...................           4,001           2,565             2,102           8,668
Capital expenditures............................           4,166           2,991               --            7,157

Selected Ratios:
Ratio of EBITDA to interest expense.............                                                             2.2x
Ratio of senior debt to EBITDA..................                                                             1.8x
Ratio of total debt to EBITDA...................                                                             4.4x
Ratio of earnings to fixed charges(9)...........                                                             1.5x


The accompanying notes are an integral part of the unaudited pro forma combined financial statements.



              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                       Twenty-six weeks ended May 1, 1999

                                                     Historical       Historical        Pro forma       Pro forma
                                                       Falcon     Shelby Williams(1)   adjustments       combined
                                                     ----------   ------------------   -----------      ---------
                                                          (In thousands, except per share data and ratios)

Net sales.......................................      $   71,064      $   86,447        $     (498)(8)  $  157,013
Cost of sales...................................          50,490          66,873              (498)(8)     116,865
                                                      ----------      ----------        ----------      ----------
Gross margin....................................          20,574          19,574               --           40,148
Selling, general and administrative expenses....          13,833          11,576             1,051(2)       26,271
                                                                                              (189)(7)
                                                      ----------      ----------        ----------      ----------
Operating profit................................           6,741           7,998              (862)         13,877
Interest income (expense).......................            (596)            101            (7,818)(3)      (8,721)
                                                                                              (408)(4)
Minority interest in consolidated subsidiary....              14             --                --               14
                                                      ----------      ----------        ----------      ----------
Earnings before income taxes....................           6,159           8,099            (9,088)          5,170
Income tax expense..............................           2,325           2,949            (3,054)(5)       2,220
                                                      ----------      ----------        ----------      ----------
Earnings from continuing operations.............      $    3,834      $    5,150        $   (6,034)     $    2,950
                                                      ==========      ==========        ==========      ==========
Earnings Per Share Data:
Earnings per share--Basic........................      $    0.43                                        $     0.33
                                                       =========                                        ==========
Earnings per share--Diluted......................      $    0.43                                        $     0.33
                                                       =========                                        ==========
Weighted average shares outstanding--Basic.......          8,951                                             8,951
                                                       =========                                        ==========
Weighted average shares outstanding--Diluted.....          9,000                                             9,000
                                                       =========                                        ==========

Other Data:
EBITDA(6).......................................      $    8,462      $    9,327        $     189       $   17,978
Depreciation and amortization...................           1,721           1,329            1,051            4,101
Capital expenditures............................           1,503           1,494               --            2,997

Selected Ratios:
Ratio of EBITDA to interest expense.............                                                             2.1x
Ratio of earnings to fixed charges(9)...........                                                             1.6x



The accompanying notes are an integral part of the unaudited pro forma combined financial statements.


              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                       Fiscal year ended October 31, 1998

                                                     Historical       Historical         Pro forma       Pro forma
                                                       Falcon     Shelby Williams(1)    adjustments       combined
                                                     ----------   ------------------    -----------      ---------
                                                          (In thousands, except per share data and ratios)
Net sales.......................................      $  143,426      $  164,513        $   (1,016)(8)  $  306,923
Cost of sales...................................         103,338         125,490            (1,016)(8)     227,812
                                                      ----------      ----------        ----------      ----------
Gross margin....................................          40,088          39,023               --           79,111
Selling, general and administrative expenses....          29,482          22,672             2,102(2)       53,879
                                                                                              (377)(7)
Operating profit................................          10,606          16,351            (1,725)         25,232
Interest income (expense).......................            (619)            195           (16,201)(3)     (17,442)
                                                                                              (817)(4)
Minority interest in consolidated subsidiary....              64             --                --               64
                                                      ----------      ----------        ----------      ----------
Earnings before income taxes....................          10,051          16,546           (18,743)          7,854
Income tax expense..............................           3,701           6,129            (6,324)(5)       3,506
                                                      ----------      ----------        ----------      ----------
Earnings from continuing operations.............      $    6,350      $   10,417        $  (12,419)     $    4,348
                                                      ==========      ==========        ==========      ==========
Earnings Per Share Data:
Earnings per share--Basic........................      $    0.69                                        $     0.48
                                                       =========                                        ==========
Earnings per share--Diluted......................      $    0.68                                        $     0.47
                                                       =========                                        ==========
Weighted average shares outstanding--Basic.......          9,156                                             9,156
                                                       =========                                        ==========
Weighted average shares outstanding--Diluted.....          9,282                                             9,282
                                                       =========                                        ==========

Other Data:
EBITDA(6).......................................      $   17,880      $   18,715        $     377       $   36,972
Depreciation and amortization...................           3,753           2,364            2,102            8,219
Capital expenditures............................           6,594           3,972               --           10,566

Selected Ratios:
Ratio of EBITDA to interest expense.............                                                             2.1x
Ratio of senior debt to EBITDA..................                                                             1.9x
Ratio of total debt to EBITDA...................                                                             4.6x
Ratio of earnings to fixed charges(9)...........                                                             1.4x



The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                                 (In thousands)

         The unaudited pro forma combined statements of operations have been prepared as if the Transactions had occurred on November 2, 1997. The following adjustments were recorded:

         (1) Represents results of continuing operations.

         (2) Represents the amortization of goodwill associated with the Acquisition of Shelby Williams over forty years ($2,102 for the latest twelve months ended May 1, 1999, $1,051 for the twenty-six weeks ended May 1, 1999 and $2,102 for the fiscal year ended October 31, 1998).

         (3) Represents interest expense based on pro forma debt of $170,000, comprised of $100,000 of New Notes and $70,000 of senior debt at a blended interest rate of 9.8%. The effect of a 0.125% increase in interest rates would result in an increase in interest expense of $213 for the latest twelve months ended May 1, 1999, $106 for the twenty-six weeks ended May 1, 1999 and $213 for the fiscal year ended October 31, 1998.

         (4) Represents the amortization of debt issuance costs associated with the Transactions ($817 for the latest twelve months ended May 1, 1999, $408 for the twenty-six weeks ended May 1, 1999 and $817 for the fiscal year ended October 31, 1998) over a period of six years to the extent such deferred costs and fees relate to the Senior Secured Credit Facilities and over ten years to the extent such deferred costs and fees relate to the New Notes.

         (5) Represents the tax effect of the adjustments at an effective tax rate of approximately 38% (excluding goodwill amortization).

         (6) EBITDA for any period is calculated as the sum of net income plus the following to the extent deducted in calculating net income: (a) interest expense, (b) income tax expense, (c) depreciation expense,
             (d) amortization expense and (e) special one-time charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of such special one-time charges. We consider EBITDA to be a widely accepted financial indicator of a company's ability to service debt, fund capital expenditures and expand its business; however, EBITDA is not calculated in the same way by all companies and is neither a measurement required, nor represents cash flow from operations as defined, by generally accepted accounting principles. EBITDA should not be considered by an investor as an alternative to net income, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. The calculation of EBITDA for purposes of the financial information presented herein is calculated differently than for purposes of the covenants under the Indenture and the Senior Secured Credit Facilities. See "Prospectus Summary--The Transactions--The Acquisition," "Description of the Senior Secured Credit Facilities" and "Description of New Notes."

         (7) Represents the annualized costs savings associated with combining two public companies by eliminating duplicate costs (estimated to be approximately $377 for the latest twelve months ended May 1, 1999, $188 for the twenty-six weeks ended May 1, 1999 and $377 for the fiscal year ended October 31, 1998).

         (8) Represents the elimination of intercompany sales between Falcon and Shelby Williams and the related cost of sales.

         (9) For purposes of computing the ratio of earnings to fixed charges, earnings include net earnings plus fixed charges. Fixed charges consist of interest expense, a portion of rental expense (deemed by management to be representative of the interest factor of rental payments) and amortization of debt issuance costs.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview

         On June 18, 1999, Falcon's recently formed, wholly owned subsidiary merged into Shelby Williams. As a result, Shelby Williams became a wholly owned subsidiary of Falcon. Prior to this merger, Falcon and Shelby Williams operated independently, and our success will depend in part on our ability to integrate the operations of these entities. The integration of the operations of Falcon and Shelby Williams will entail the reorganization of certain functions to achieve the cost savings outlined in our business strategy and to realize the full potential of the business opportunities available to the combined company. We can give no assurance that we will be able to successfully integrate these businesses or that we will not encounter delays or incur unanticipated costs in such integration.

         We have adopted a plan to integrate Falcon and Shelby Williams, the principal components of which are (1) eliminating redundant administrative costs and expenses, and (2) reducing our excess manufacturing capacity by consolidating and improving the utilization of manufacturing facilities. The fundamental strategy underlying the Falcon-Shelby Williams combination is to leverage the strengths of both businesses by adopting the best practices of each across the Company as a whole and to capitalize on the opportunities inherent in the combination.

         In addition to the improvement in our financial performance expected to result from the integration plan, we intend to expand our product lines and increase our sales through cross-selling opportunities, to maximize manufacturing and operating efficiencies, and to maintain our reputation for providing superior customer service and manufacturing high-quality products. We expect that the implementation of these elements of our business strategy will result in additional cost savings and enhanced revenues.

         Purchase Accounting Effects. The Acquisition of Shelby Williams common stock in the Stock Tender Offer and the subsequent merger has been accounted for using the purchase method of accounting. The results of operations of Shelby Williams will be included in our financial statements from the closing date of the Acquisition. As a result, the Acquisition will prospectively affect our results of operations in certain significant respects. The aggregate equity purchase price for the Acquisition is estimated to be $149.3 million. The preliminary estimate of the excess of the purchase price over the fair value of net tangible assets acquired is approximately $84.1 million. The excess purchase price will be allocated to the tangible and intangible assets acquired by us based upon their respective fair values as of the Acquisition date based upon valuations that are not yet available.

Results of Operations--Falcon

         During the last several years, Falcon has devoted substantial resources to its sales and marketing efforts, developed new markets and distribution networks for its products and implemented an aggressive program of new product introductions. Falcon has devoted significant resources to developing and enlarging Falcon's direct factory sales force.

         The following table presents certain information relating to the continuing operations of Falcon, expressed as a percentage of net sales:


                                                                                                       Twenty-six weeks
                                                                  Fiscal year ended                          ended
                                                       ---------------------------------------       --------------------
                                                       November 2,  November 1,    October 31,       May 2,        May 1,
                                                          1996         1997           1998            1998          1999
                                                                                                          (Unaudited)
Operating Results as a Percentage of
   Net Sales:
Net sales.........................................       100.0%        100.0%          100.0%        100.0%        100.0%
Cost of sales, including nonrecurring items.......        68.6          70.3            71.8          71.4          71.0
Special and nonrecurring items....................         --            3.3             0.2            --            --
                                                        -----          -----          ------           ---           ---
Gross margin......................................        31.4          26.4            28.0          28.6          29.0
Selling, general and administrative expenses......        20.3          19.5            20.6          19.1          19.5
                                                        ------         -----           -----         -----         -----
Operating profit..................................        11.1           6.9             7.4           9.5           9.5
Interest income (expense), net....................         0.1           0.1            (0.4)          0.1          (0.8)
Minority interest in consolidated subsidiary......         0.1            --              --            --            --
                                                        ------         -----           -----         -----         -----
Earnings from continuing operations before
   income taxes...................................        11.3           7.0             7.0           9.6           8.7
Income tax expense................................         4.3           2.6             2.6           3.7           3.3
                                                        ------           ---             ---           ---           ---
Net earnings from continuing operations...........         7.0%          4.4%            4.4%          5.9%          5.4%
                                                        ======        ======          ======        ======        ======

Supplemental Information--Before Special
   and Nonrecurring Items:
Gross margin......................................        31.4%         29.7%           30.4%         28.6%         29.0%
Operating profit..................................        11.1          10.1             9.8           9.5           9.5
Earnings from continuing operations before
   income taxes...................................        11.3          10.2             9.5           9.6           8.7
Net earnings from continuing operations...........         7.0           6.4             6.0           5.9           5.4



Comparison of Twenty-Six Weeks Ending May 2, 1998 and May 1, 1999

         Net Earnings. Net earnings were $3.8 million or $0.43 per share for the twenty-six weeks ended May 1, 1999, compared to $3.6 million or $0.38 per share for the same period in 1998, an increase in net earnings of 5.9% and an increase in earnings per share of 13.2%.

         Net Sales. Net sales for the twenty-six weeks ended May 1, 1999 were $71.1 million, an increase of 15.2% over net sales of $61.7 million recorded for the same period of 1998. Net sales increased due to growth in the national accounts and office markets and the Howe acquisition which were partially offset by lower casegoods sales. This was following Falcon's previous decision to exit the hotel casegoods market.

         Costs and Expenses. Cost of sales was $50.5 million for the twenty-six weeks ended May 1, 1999, an increase of 14.6% from $44.1 million for the same period in 1998. The overall increase is primarily related to the increased sales volume. Gross margin increased to $20.6 million for the twenty-six weeks ended May 1, 1999, a 16.5% increase from $17.7 million for the same period in 1998. Gross margin as a percentage of net sales increased to 29.0% in 1999 from 28.6% in 1998. The higher gross margin percentage in the twenty-six weeks ended May 1, 1999 was due primarily to the increased Howe sales and lower sales of casegoods, which was partially offset by operating inefficiencies in the City of Industry, California and Tijuana, Mexico facilities.

         Selling, general and administrative expenses were $13.8 million for the twenty-six weeks ended May 1, 1999, compared to $11.8 million for the same period in 1998, a 17.1% increase. The overall increase is primarily due to the Howe acquisition and increased selling costs, customer support costs, and increased marketing expenditures related to the higher sales volume. Selling, general and administrative expenses as a percentage of net sales increased to 19.5% in the twenty-six weeks ended May 1, 1999, as compared to 19.1% in the same period of 1998. The increase in expense rate is primarily due to additional management bonus program expense and increased telephone costs.

         Net interest expense was $0.6 million for the twenty-six weeks ended May 1, 1999, versus net interest income of $7,000 for the same period in 1998. Financing costs associated with the Howe acquisition caused the change from interest income to interest expense. Income tax expense was $2.3 million for the twenty-six weeks ended May 1, 1999 and May 2, 1998, respectively.

Comparison of Fiscal Years 1996, 1997 and 1998

         Net Earnings. 1998 net earnings from continuing operations increased to $6.4 million, or $0.68 per share, from $4.9 million, or $0.50 per share in 1997, an increase in earnings and earnings per share of 28.9% and 36.0%, respectively. In 1998, net earnings were $6.4 million, compared to $12.6 million in 1997, a decrease of 49.7%. Net earnings per share were $0.68 in 1998, compared with $1.28 in 1997, a 46.9% decrease. The decrease was primarily due to the gain recognized from the sale of the William Hodges division in 1997.

         Excluding the special and nonrecurring items reported in both 1998 and 1997, net earnings from continuing operations were $8.6 million, or $0.92 per share, compared to $7.2 million, or $0.73 per share, in 1997; an increase in earnings of 18.8% and an increase in earnings per share of 26.0%.

         Net earnings totaled $12.6 million in 1997, compared to $8.4 million in 1996, an increase of 49.8%. Earnings per share reached $1.28 in 1997, compared with $0.86 in 1996, a 48.8% increase. The increase is due primarily to an after-tax gain on the sale of the William Hodges division of $6.8 million, or $0.69 per share, offset partially by an after-tax charge of $2.3 million, or $0.23 per share, for costs associated with the strategic initiatives undertaken in 1997. Excluding the one-time gain on the sale and the restructuring charge for the strategic initiatives, 1997 net earnings were $7.2 million, or $0.73 per share, compared to $7.0 million, or $0.71 per share, in 1996; increases of 3.1% and 1.4%, respectively.

         Net Sales. In 1998, net sales from continuing operations were $143.4 million, an increase of 26.9% over 1997 net sales of $113.0 million. The sales increase over the prior year is primarily the result of acquiring Howe Furniture Corporation and increasing sales to the hospitality market.

         Net sales from continuing operations in 1997 were $113.0 million, an increase of 12.2% over 1996 net sales of $100.7 million. The sales increase over the prior year primarily resulted from increased sales to the hospitality market, from strong sales of office furniture products through Falcon's Flight network of office furniture dealers and directly to end-users and from the acquisition of The Chair Source in late 1996. The 1997 fiscal year included 52 weeks compared with 53 weeks in 1996, which partially offset the increase in sales.

         A decline in sales from Falcon's food service market unfavorably affected sales as several of our major customers in this market segment opened significantly fewer new stores in 1997 than in 1996.

         Falcon's continued concentration of resources on sales and marketing programs and new product introductions favorably affected its strong sales results for both 1998 and 1997. During 1997, Falcon increased the number of direct sales representatives that are selling its products from 40 to 48 representatives and during 1998, to further increase the effectiveness of direct sales representatives, efforts were redirected to have a more specialized market focus.

         Costs and Expenses. Falcon's fiscal year 1998 and 1997 reported operating results each included special and nonrecurring items associated with various strategic initiatives Falcon has undertaken making direct comparisons of reported results difficult.

         During 1998, Falcon recorded a $4.7 million pre-tax charge, $2.9 million after-tax or $0.32 per share, related to management's decision to discontinue Falcon's hotel casegoods line of business. The charge entails the writedown of assets, including inventories, equipment and goodwill, associated with the product line located in the Tijuana, Mexico facility. Cost of sales includes a $3.3 million pre-tax charge to write-down the carrying value of inventory. Falcon reported remaining components of the charge in special and nonrecurring items on the consolidated statement of earnings.

         Also during 1998,  Falcon  recorded a $1.3 million  pre-tax gain,  $0.8 million after-tax or $0.09 per share, on the sale of Falcon's corporate headquarters building. Falcon reported the gain in special and nonrecurring items on the consolidated statement of earnings.

         During 1997, Falcon recorded a pre-tax charge of $3.7 million, $2.3 million after-tax or $0.23 per share, for charges associated with the announced consolidation of Falcon's manufacturing operations at its Anaheim, California and Belding, Michigan facilities into its City of Industry, California facility and the elimination of several duplicative and nonperforming wood seating product lines. Falcon reported these charges in special and nonrecurring items on the consolidated statement of earnings.

         During the fourth quarter of 1998, Falcon recorded additional pre-tax charges of $0.2 million, $0.1 million after-tax or $0.01 per share, related to the consolidation of Falcon's manufacturing facilities that was announced in 1997. Falcon reported these charges in special and nonrecurring items on the consolidated statement of earnings.

         In 1998, Falcon's gross margin increased to $40.1 million from $29.8 million in 1997, a 34.5% increase which was primarily due to increased sales volume. Gross margin as a percent of sales, excluding the special and nonrecurring items, increased to 30.4% in 1998 from 29.7% in 1997. The increase was primarily due to product mix and incremental sales from the Howe acquisition, which maintained a higher gross margin percentage than Falcon's historical business. In addition, during the first half of 1998, Falcon consolidated the Belding, Michigan and Anaheim, California facilities into the City of Industry, California facility to benefit from economies of scale and further reduce its fixed overhead costs. During the fourth quarter of 1998, Falcon began to exit the hotel casegoods market which began to have a favorable impact on the gross margin percentage during the quarter.

         Falcon's gross margin decreased to $29.8 million in 1997 from $31.6 million in 1996, a 5.6% decrease primarily due to the special and nonrecurring items reported in 1997. Gross margin as a percentage of sales, excluding the special and nonrecurring items, was 29.7%, a decrease from 31.4% in 1996. The decrease was primarily due to costs associated with the development of casegood products manufactured at Falcon's Tijuana, Mexico and Czech Republic plants. Demand for Falcon's lodging product exceeded capacity of the Tijuana plant causing Falcon to outsource certain product components at a higher cost. Falcon has since more than doubled the capacity of the Tijuana facility.

         Selling, general and administrative expenses were $29.5 million, $22.0 million and $20.5 million in 1998, 1997 and 1996, respectively. The overall increase is principally related to the aforementioned acquisitions, higher level of business and increased sales and marketing programs including salaries, commissions, travel and literature. As a percentage of net sales, the expense rate was 20.6% in 1998, 19.5% in 1997 and 20.3% in 1996. The increase in the expense rate in 1998 is primarily due to the Howe acquisition which previously maintained a higher expense rate than Falcon.

         The decrease in the expense rate in 1997 is primarily due to efficiencies of higher sales volume, the impact of cost reduction programs, and lower expenses under Falcon's management bonus program.

         Interest and Taxes. Net interest expense was $619,000 in 1998, compared to net interest income of $139,000 in 1997 and $95,000 in 1996. The interest expense in 1998 was due to outstanding borrowings as a result of the Howe acquisition, while the increase in interest income during 1997 was due primarily to interest received on the proceeds from the sale of the William Hodges division in late 1997.

         Income tax expense was $3.7 million, $3.0 million and $4.3 million in 1998, 1997 and 1996, respectively. The effective income tax rate was 36.8% in 1998, and 38.0% in 1997 and 1996.


Results of Operations--Shelby Williams

         The following table presents certain information relating to the continuing operations of Shelby Williams, expressed as a percentage of net sales for the last three years:


                                             Fiscal year ended          Three months
                                               December 31,            ended March 31,
                                         ------------------------      ---------------
                                         1996      1997      1998        1998     1999
                                                                        (Unaudited)

Operating Results as a Percentage of
  Net Sales:
Net sales..............................   100.0%    100.0%    100.0%    100.0%   100.0%
Cost of goods sold.....................    76.9      76.6      76.2      77.8     79.0
                                         ------     -----      ----     -----    -----
Gross margin...........................    23.1      23.4      23.8      22.2     21.0
Selling, general and administrative
  expenses.............................    14.8      14.1      13.8      13.8     12.9
                                         ------     -----     -----     -----    -----
Operating profit.......................     8.3       9.3      10.0       8.4      8.1
Interest income (expense), net.........    (0.6)       --       0.1       0.2      0.1
                                         ------     -----     -----    ------   ------
Income from continuing operations
  before income taxes..................     7.7       9.3      10.1       8.6      8.2
Income tax expense.....................     2.5       3.2       3.7       3.2      3.0
                                         ------    ------    ------    ------   ------
Income from continuing operations......     5.2%      6.1%      6.4%      5.4%     5.2%
                                         ======    ======    ======    ======   ======

Comparison of Fiscal Quarters Ending March 31, 1998 and 1999

         Net income. Net income was $2.3 million in the first quarter of 1999, and $2.1 million in 1998. Net income per share was $0.26 in 1999, and $0.23 in 1998, an increase of 13.0%.

         Net Sales. Net sales for the first quarter of 1999 were $43.1 million, an increase of 12.1% over the 1998 first quarter net sales of $38.5 million. The increase was primarily due to continued strong demand in the hotel and food service market which was partially offset by reduced sales in the healthcare and university market.

         Costs and Expenses. Cost of goods sold was $34.1 million for the 1999 first quarter, an increase of 13.9% from $29.9 million in the first quarter of 1999. The overall increase was primarily due to increased sales volume. The gross margin increased to $9.0 million for the first quarter of 1999, an increase of 5.8% from $8.6 million in the same quarter of 1998. Gross margin as a percentage of net sales decreased to 21.0% in 1999 from 22.2% in 1998. The lower gross margin percentage during the first quarter of 1999 was due primarily to increased sales of upholstered products, which carry lower gross margins, in addition to lower sales in the healthcare and university market.

         Selling, general and administrative expenses were $5.5 million in the first quarter of 1999, compared to $5.3 million in the first quarter of 1998, a 4.6% increase. As a percentage of net sales, selling, general and administrative expense decreased to 12.9% in 1999 from 13.8% in 1998. This decrease was primarily due to higher sales volume and continued scrutiny of related expenses.

Comparison of Fiscal Years Ending 1997 and 1998

         Gross Profit. Gross profit increased 7.1% to $39.5 million in 1998 from $36.9 million in 1997. The gross profit margin increased to 23.8% in 1998, compared to 23.4% in 1997, reflecting higher factory utilization rates and improved productivity resulting from recent investments in automated machinery.

         Net Sales. Net sales increased 5.2% to $165.9 million in 1998 from $157.8 million for 1997. This increase was due almost entirely to volume increases. Volume growth was primarily attributable to continued robust activity in the hospitality and food service markets. Shelby Williams' products sold in these markets include virtually all of its hotel and food service furniture, which amounted to $126.7 million in 1998, or a 7.7% increase from the prior year, and most of its wallcoverings, which increased 3.5% to $15.7 million. Reflecting consolidation within the healthcare industry in 1998, sales of healthcare and university furniture declined 5.6% to $23.5 million.

         Even though there were ongoing economic difficulties in the export markets served by Shelby Williams, its overall business remains strong. In 1998, export sales decreased $2.7 million, or 16.1%, from 1997. Shelby Williams' position as market leader abroad leaves management confident that it will garner a significant share of export business as the international situation normalizes, although there can be no assurance in this regard. Shelby Williams' backlog of unshipped orders at December 31, 1998 increased 7.5%, to a year-end record of $34.2 million, compared to $31.8 million a year earlier.

         Costs and Expenses. Selling, general and administrative expenses increased 3.3% to $23.0 million in 1998 from $22.3 million in 1997. As a percentage of net sales, selling, general and administrative expenses decreased to 13.9% in 1998 from 14.1% in 1997, principally due to function of volume.

         As a result of the factors described above, operating profit increased 12.9% to $16.6 million in 1998 from $14.7 million in 1997. The operating margin improved to 10.0% in 1998 compared to 9.3% in 1997.

         Net interest income of $0.1 million in 1998, contrasted to net interest expense of almost nil in 1997, reflects the reduction in outstanding indebtedness to $3.0 million at December 31, 1998 from $7.0 million at December 31, 1997.

         The effective tax rate increased to 36.8% in 1998 from 34.4% in 1997 primarily due to increased state income taxes resulting, in part, from the effect of reduced export sales and loss of federal income tax benefits also related to export sales.

         As a result of the foregoing, income from continuing operations increased 9.7% to $10.6 million in 1998, or $1.17 per share, compared to $9.7 million, or $1.05 per share in 1997.

         During the second quarter of 1998, Shelby Williams recorded a loss on the disposition of the discontinued operations of $9.7 million, or $7.1 million after taxes. These operations did not make a contribution to profits in 1998, and management believed they offered limited upside potential. The losses recorded on the disposition of these operations were not materially different from those incurred on the actual amounts realized in the sale and liquidation process. See Note to Shelby Williams' Consolidated Financial Statements captioned "Discontinued Operations 1997 Compared to 1996." This comparison reflects restatement for operations discontinued in 1998.

Comparison of Fiscal Years Ending 1996 and 1997

         Gross Profit. Gross profit increased 7.1% to $36.9 million in 1997 from $34.5 million in 1996. The gross profit margin increased to 23.4% in 1997, compared to 23.1% in 1996, reflecting higher capacity utilization and favorable product mix.

         Net Sales. Net sales increased 5.6% to $157.8 million in 1997 from $149.5 million in 1996. Shelby Williams divested its contemporary upholstered seating product line, Preview, and a related manufacturing facility in August 1996. See Note to Shelby Williams' Consolidated Financial Statements captioned "Restructuring Charge." Excluding Preview, net sales increased 9.9% to $157.8 million in 1997 from $143.6 million in 1996. Approximately 2% of this increase was due to increased pricing and favorable product mix with the remainder attributable to volume increases. Efforts to strengthen foreign marketing capability resulted in increased export sales for 1997 to $16.9 million, compared to $14.5 million in 1996. The demand for hotel rooms across the United States remained strong in 1997. As a result, lodging companies continued to build new hotels and refurbish older ones in order to remain competitive. New construction and refurbishing of hotels provide a market for Shelby Williams' products, allowing it to benefit from this major industry expansion. Sales of these products increased from 1996 to 1997 by 3.8%, or 9.4% excluding Preview, to $117.7 million for hotel and food service furniture, and 9.3% to $15.2 million for wall coverings. Sales of healthcare and university furniture also increased from 1996, amounting to $24.9 million for 1997, or an increase of 12.3%. At December 31, 1997, Shelby Williams' backlog of unshipped orders was approximately $31.8 million, compared to $30.7 million at December 31, 1996.

         Costs and Expenses. Selling, general and administrative expenses were $22.3 million in 1997 and $22.1 million in 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 14.1% in 1997 from 14.8% in 1996. This decrease as a percentage of net sales was a function of volume and reflects the high selling, general and administrative expenses of Preview.

         As a result of the factors described above, operating profit increased 18.4% to $14.7 million in 1997 from $12.4 million in 1996. The operating margin improved to 9.3% in 1997 compared to 8.3% in 1996. Excluding Preview, operating profits in 1997 and 1996 were $14.7 million and $12.2 million, respectively, and as a percentage of sales, were 9.3% and 8.5%, respectively.

         Net interest expense in 1996 of $1.0 million was reduced to almost nil in 1997 as a result of reduced debt and increased cash equivalents.

         The effective tax rate increased to 34.4% in 1997 from 32.4% in 1996 due to the absence of tax credits which were no longer available.

         As a result of the foregoing, income from continuing operations for 1997 was $9.7 million, a 24.8% increase over $7.8 million for 1996. Income per share from continuing operations increased 19.3% to $1.05 from $0.88 on 4.5% more average shares outstanding.

Pro Forma Liquidity and Capital Resources

         Our primary liquidity requirements are to pay our debt (including our interest expense) under the Senior Secured Credit Facilities and the New Notes, and to provide working capital, product development and other capital expenditures, and possibly to fund acquisitions. Falcon historically funded these requirements through internally generated cash flow. Shelby Williams historically funded its requirements through internally generated cash flow and short-term bank borrowings. As of May 1, 1999, on a pro forma basis after giving effect to the Transactions, our consolidated indebtedness would have been $172.1 million, consisting of $70.0 million under the term loan facility, $100.0 million in New Notes and $2.1 million in other indebtedness.

         Capital expenditures were $3.0 million for the first twenty-six weeks of fiscal year 1999 compared to $6.4 million for the same period in 1998. Capital expenditures for fiscal year 1998 were $10.6 million compared to $7.4 million for the same period in 1997.

         We have budgeted total capital expenditures for fiscal 1999 and 2000 of approximately $7.9 million and $9.1 million, respectively. We estimate that, upon completion of our integration of Shelby Williams into Falcon, the annual capital expenditures required to maintain our facilities will be between $9.6 million and $10.7 million per year. Our ability to make capital expenditures is subject to certain restrictions under the Senior Secured Credit Facilities. See "Description of the Senior Secured Credit Facilities."

         We expect to incur approximately $7.5 million of non-recurring cash costs to integrate Shelby Williams into Falcon by reducing excess manufacturing capacity through consolidating and improving the utilization of manufacturing facilities.

         Our principal source of cash to fund our liquidity needs will be net cash from operating activities and borrowings under the Senior Secured Credit Facilities. The Senior Secured Credit Facilities are comprised of a six-year revolving credit facility of up to $50.0 million and a six year term loan in the principal amount of $70.0 million, each subject to fluctuating rates of interest. The Senior Secured Credit Facilities are subject to certain financial and operational covenants and other restrictions, including among others, a requirement to maintain certain financial ratios and limitations on our liability to incur additional indebtedness. See "Description of the Senior Secured Credit Facilities."

         As of May 1, 1999, on a pro forma basis after giving effect to the Transactions, the Revolving Credit Facility would have provided $50.0 million of additional borrowings available to be drawn, subject to the satisfaction of customary conditions. We may use amounts available under the Revolving Credit Facility for working capital and general corporate purposes (including to fund possible acquisitions), subject to certain limitations under the Senior Secured Credit Facilities. Assuming the successful implementation of our integration plan, we believe that these funds will be sufficient to meet our current and future financial obligations, including the payment of principal and interest on the New Notes, working capital, capital expenditures and other obligations. We can give no assurance, however, that this will be the case. Our future operating performance and ability to service or refinance the New Notes and to repay, extend or refinance the Senior Secured Credit Facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See "Risk Factors."

Recently Issued Accounting Standards

         In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes the accounting guidance for the capitalization of certain internal-use software costs once certain criteria are met. This accounting standard will be effective for the Company beginning November 1, 1999. The adoption of SOP 98-1 is not expected to have a material impact on the Company.

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS No. 133 provides comprehensive and consistent standards for the recognition and measurement of derivative and hedging activities. It requires that derivatives be recorded on the consolidated balance sheets at fair value and establishes criteria for hedges of changes in the fair value of assets, liabilities or firm commitments, hedges of variable cash flows of forecasted transactions and hedges of foreign currency exposures of net investments in foreign operations. Changes in the fair value of derivatives that do not meet the criteria for hedges would be recognized in the consolidated statement of earnings. This statement will be effective for the Company beginning November 1, 2000. The adoption of SFAS No. 133 is not expected to have a material impact on the Company.

Inflation

         We do not believe that inflation has had a material effect on past results of operations of either Falcon or Shelby Williams.

Year 2000 Readiness Disclosure

         Falcon. The year 2000 issue refers to the inability of a date-sensitive computer program to recognize a two-digit date field designated "00" as the year 2000. Mistaking "00" for 1900 could result in a system failure or miscalculations causing disruptions to operations, including manufacturing, a temporary inability to process transactions, send invoices or engage in other normal business activities. This is a significant issue for most, if not all companies, with far reaching implications, some of which cannot be anticipated or predicted with any degree of certainty.

         During 1998, Falcon began the process of addressing its year 2000 issues. The process includes six steps: (1) plan, (2) inventory, (3) assess, (4) remediate, (5) test and (6) develop contingency plans. The planning phase was completed during 1998 and resulted in the year 2000 issues being managed around four functional areas. The functional areas that were identified are business applications, supply chain, information technology (IT) technical infrastructure and customer issues.

         Falcon inventoried and assessed its business applications during 1998. At that time, Falcon determined that its current main application software, Computer Associates PRMS package, was not year 2000 compliant. A year 2000 compliant software upgrade version is available and in-house. Based upon the complexity, number of modifications and custom programming, the installation of the upgrade is a major project. The total number of hours required to implement and test the upgrade is estimated to be approximately 4,000 man hours. It is currently estimated that this project will be completed by September 1999.

         Falcon has identified those companies in the supply chain which provide materials, products or services that are critical to Falcon's operations. Critical suppliers' year 2000 issues are being assessed through the use of questionnaires and other inquiries.

         The IT technical infrastructure area is primarily comprised of desktop computer workstations and software, computer networking infrastructure, host server systems and telecommunication systems. The inventory and assessment of known long lead-time items has been completed. Major projects are identified and are scheduled for completion during 1999. An exhaustive and comprehensive follow-up investigation of this area is underway to assure no critical components have been overlooked.

         Falcon has been working with customers to address their year 2000 concerns regarding Falcon's ability to operate. Any plans to address the ability of our significant customers to accept our products after December 31, 1999, will be determined as contingency plans are developed.

         Falcon intends to perform integrated year 2000 testing of critical systems in all functional areas during the second quarter of 1999. Given the nature of Falcon's manufacturing and other operations, full-scale integrated testing may not be practical in some areas and, therefore, may be limited in scope to avoid significant disruption of Falcon's operations. Statements of compliance from vendors and other compliance evidence are expected to mitigate the risk of not performing integrated testing in those areas.

         The development of contingency arrangements for all functional areas is early in the planning stage. Plans will include procedures that attempt to minimize the impact of any unremediated and unresolved year 2000 issues on Falcon's operations and financial position. Initial plans are expected to be complete by mid-1999 and will continue to be refined as developments warrant.

         As of May 1, 1999, Falcon has incurred approximately $0.2 million in costs related to year 2000 work. Additional costs to evaluate and remediate the remaining issues are currently estimated to be in the range of $0.1-$0.5 million and will be expensed as incurred during 1999.

         Based on the status of Falcon's work to address its year 2000 issues, management does not expect the year 2000 issue to pose significant operational problems for Falcon. However, if the software upgrade is delayed or the remediation of other issues is not completed timely, the year 2000 could have a material adverse effect on Falcon, depending on the nature and extent of any remaining non-compliance. Furthermore, if Falcon's customers and suppliers fail to rectify year 2000 issues in their own systems, the resultant effect on Falcon may be material. Management anticipates that the most reasonably likely worst-case scenario would involve a temporary shutdown of certain operations. Through the development of contingency plans, Falcon expects to mitigate the effect that any such temporary shutdowns would have on Falcon or third parties.

         The estimated costs and date of completion of year 2000 remediation are based on management's best estimates, which were derived from numerous assumptions about future events. These assumptions include the availability of certain resources, third-party modification plans and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ materially. Specific factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to identify and correct all relevant computer codes, and the cost and availability of replacements for devices with embedded chips.

         Shelby Williams. Shelby Williams does not have a significant amount of date-dependent software programs in its centralized information systems. Other systems, such as computer controlled machinery and even telephones may have year 2000 problems with their computer chips. Shelby Williams' manufacturing operations are not significantly dependent on computer controlled machinery. Shelby Williams has inventoried all computer controlled equipment and assessed the exposure of each system to ensure all computer controlled equipment is year 2000 compliant. Based upon this review, Shelby Williams believes that all critical equipment is compliant.

         Shelby Williams has completed an assessment of its centralized information system and has modified or replaced portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The project, according to plan, has been completed. The year 2000 project cost was approximately $0.2 million of which approximately $0.1 million was capitalized and the remainder expensed.

         Shelby Williams believes that with modifications to existing software which have been completed and conversions to new software which have been made, the year 2000 issue will not pose significant operational problems for its computer systems. However, actual results could differ from those anticipated and have a material impact on operations. In addition, disruptions in the general economy resulting from year 2000 issues could also materially adversely affect Shelby Williams. The amount of potential lost revenue and additional cost cannot be reasonably estimated at this time. Shelby Williams has contingency plans for certain critical applications. These contingency plans involve, among other actions, manual workarounds and adjusting staffing strategies.

         Shelby Williams' centralized information systems do not interface with third-party systems. Shelby Williams has queried its significant suppliers, all of whose products are available from alternative sources. To date, Shelby Williams is not aware of any supplier with a year 2000 issue that would materially impact Shelby Williams' results of operations, liquidity, or capital resources. However, there is no assurance that its suppliers will be year 2000-compliant. The inability of suppliers to complete their year 2000 resolution process in a timely fashion could materially impact Shelby Williams, the effect of which is not determinable.

European Monetary Union

         On January 1, 1999, eleven member countries of the European Union adopted the Euro as their common legal currency. Effective that date, conversion rates between the existing sovereign currency (legacy currency) of each of these participating countries and the Euro will be irrevocably fixed, and the Euro will be available for non-cash transactions. The legacy currencies of these countries will remain legal tender during a transition period from January 1, 1999 to January 1, 2002. During this transition period, parties may pay for goods and services using either the Euro or the relevant legacy currency. Currency conversion will be performed using a method whereby one legacy currency is converted to the Euro and then to the second legacy currency. The conversion to the Euro will be completed in July 2002 when the legacy currencies of the participating member countries cease to be legal tender.

         While the conversion to the Euro is expected to increase cross-border price transparency, and therefore stimulate cross-border competition within the single currency zone created by the participating countries, the effect on the price of raw materials that the Company purchases is expected to generally offset the effect on the finished products it sells. In addition, the conversion to the Euro is expected to have the positive effect of eliminating currency risk in cross-border sales.

         The Company will have a team in place to identify issues arising from the implementation of the Euro, plan for the changeover, and communicate with customers, suppliers, and employees. Information systems will be updated to allow the method of currency conversion to the requisite number of decimal places in a timely fashion. If the updates are not ready, currency conversion will be accomplished manually or through outsourcing until the updates are installed. The cost of the technological updates or any interim measures is not expected to be material.

         For the reasons stated above, management does not expect the introduction of the Euro to have a material effect on the Company's business, financial condition, or results of operations. If cross-border price transparency causes the markets from which the Company purchases raw materials or to which it sells finished products to behave differently than management expects, the introduction of the Euro could have a material effect on the Company.

                               THE EXCHANGE OFFER

General

         We sold the Original Notes on June 17, 1999 in a transaction exempt from the registration requirements of the Securities Act of 1933 as amended (the "Securities Act"). The initial purchaser of the Original Notes subsequently resold such notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

         In connection with the sale of Original Notes to the initial purchaser pursuant to the Purchase Agreement, dated June 14, 1999, among us and Donaldson, Lufkin & Jenrette Securities Corporation, the holders of the Original Notes became entitled to the benefits of the exchange and registration rights agreement dated June 14, 1999 among us and the initial purchaser.

         Under the registration rights agreement, we became obligated to file a registration statement in connection with an exchange offer within 75 days after the issue date and cause the exchange offer registration statement to become effective within 150 days after the issue date. The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the registration rights agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders known to us.

Terms of the Exchange Offer

         Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all Original Notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Original Notes accepted in the exchange offer. Holders may tender some or all of their Original Notes pursuant to the exchange offer.

         Based on no-action letters issued by the staff of the Securities and Exchange Commission to third parties, we believe that holders of the New Notes issued in exchange for Original Notes may offer for resale, resell and otherwise transfer the New Notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the New Notes are acquired in the ordinary course of the holder's business, the holder has no arrangement or understanding with any person to participate in the distribution of the New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. A broker-dealer that acquired Original Notes directly from us cannot exchange the Original Notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on the no-action letters of the staff of the Securities and Exchange Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

         Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution" for additional information.

         We shall be deemed to have accepted validly tendered Original Notes when, as and if we have given oral or written notice of the acceptance of such notes to the exchange agent. The exchange agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the New Notes from the issuer and delivering New Notes to such holders.

         If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under "-- Conditions" without waiver by us, certificates for any such unaccepted Original Notes will be returned, without expense, to the tendering holder of any such Original Notes as promptly as practicable after the expiration date.

         Holders of Original Notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Notes, pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See "--Fees and Expenses."

Shelf Registration Statement

         If (1) applicable law or interpretations of the staff of the Securities and Exchange Commission are changed so that the New Notes received by holders who make all of the necessary representations in the letter of transmittal are not or would not be, upon receipt, transferable by each such holder without restriction under the Securities Act, or (2) any holder of Original Notes which are Transfer Restricted Securities notifies the Company prior to the 20th business day following the consummation of the exchange offer that (a) it is prohibited by law or SEC policy from participating in the exchange offer, (b) it may not resell the New Notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by it, or (c) it is a broker-dealer and holds Original Notes acquired directly from the Company or any of the Company's affiliates, we will, at our cost:

         File a shelf registration statement covering resales of the Original Notes,

         Use our reasonable best efforts to cause the shelf registration statement to be filed under the Securities Act at the earliest possible time, but no later than 30 days after the time such obligation to file arises, and

         Use our reasonable best efforts to keep effective the shelf registration statement until the earlier of two years after the date as of which the Securities and Exchange Commission declares such shelf registration statement effective or the shelf registration otherwise becomes effective, or such shorter period as will terminate when all Transfer Restricted Securities covered thereby have been sold pursuant thereto.

         "Transfer Restricted Securities" means each Original Note or New Note until the earliest on the date of which (1) such note is exchanged in the exchange offer and entitled to be resold to the public by the Holder thereof without complying with the prospectus delivery requirements of the Securities Act, (2) such note has been disposed of in accordance with the shelf registration statement, (3) such note is disposed of by a broker-dealer pursuant to the "Plan of Distribution" contemplated herein (including delivery of the prospectus contained therein) or (4) such note is distributed to the public pursuant to Rule 144 under the Securities Act.

         We will, if and when we file the shelf registration statement, provide to each holder of the Original Notes copies of the prospectus which is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the Original Notes. A holder that sells Original Notes pursuant to the shelf registration statement generally must be named as a selling security-holder in the related prospectus and must deliver a prospectus to purchasers, a seller will be subject to civil liability provisions under the Securities Act in connection with these sales. A seller of the Original Notes also will be bound by applicable provisions of the registration rights agreement, including indemnification obligations. In addition, each holder of Original Notes must deliver information to be used in connection with the shelf registration statement and provide comments on the shelf registration statement in order to have its Original Notes included in the shelf registration statement and benefit from the provisions regarding any liquidated damages in the registration rights agreement.

Liquidated Damages

         If we are required to file the shelf registration statement and either

         (1) if the exchange offer is not consummated on or before the 30th business day after this registration statement is declared effective;

         (2) if obligated to file the shelf registration statement and the Company and the Guarantors fail to file the shelf registration statement with the SEC on or prior to the 30th day after such filing obligation arises;

         (3) if obligated to file a shelf registration statement and the shelf registration statement is not declared effective on or prior to the 60th day after the obligation to file a shelf registration statement arises; or

         (4) if the exchange offer registration statement or the shelf registration statement, as the case may be, is declared effective but thereafter ceases to be effective or useable in connection with resales of the Transfer Restricted Securities, for such time of non-effectiveness or non-usability (each, a "Registration Default"), then the Company and the Guarantors agree to pay to each holder of Transfer Restricted Securities affected thereby liquidated damages ("Liquidated Damages") in an amount equal to $0.05 per week per $1,000 in principal amount of Transfer Restricted Securities held by such holder for each week or portion thereof that the Registration Default continues for the first 90-day period immediately following the occurrence of such Registration Default. The amount of the Liquidated Damages shall increase by an additional $0.05 per week per $1,000 in principal amount of Transfer Restricted Securities with respect to each subsequent 90 day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $0.50 per week per $1,000 in principal amount of Transfer Restricted Securities. The Company and the Guarantors shall not be required to pay Liquidated Damages for more than one Registration Default at any given time. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

         All accrued Liquidated Damages shall be paid by the Company or the Guarantors to holders entitled thereto in the same manner in which interest is payable to holders under the Indenture.

         The sole remedy available to the holders of the Original Notes will be the as described above. Any amounts of additional interest due as described above will be payable in cash on the same interest payments dates as the Original Notes.

Expiration Date; Extensions; Amendment

         The term "expiration date" means 12:00 midnight, New York City time, on ____________________, 1999, unless we extend the exchange offer, in which case the term "expiration date" means the latest date to which the exchange offer is extended.

         In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

         We reserve the right

              (a) to delay accepting of any Original Notes, to extend the exchange offer or to terminate the exchange offer and not accept Original Notes not previously accepted if any of the conditions set forth under "--Conditions" shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

              (b) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the Original Notes.

         Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. If the exchange offer is amended in a manner determined by us to constitute a material change, we promptly will disclose such amendment in a manner reasonably calculated to inform the holders of the Original Notes of such amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during such extension period.

         Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate any such announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

         To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by instruction 3 of the letter of transmittal, and mail or otherwise delivery such letter of transmittal or such facsimile in connection with a book entry transfer, together with the Original Notes and any other required documents. To be validly tendered, such documents must reach the exchange agent before 12:00 midnight New York City time, on the expiration date. Delivery of the Original Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

         The tender by a holder of Original Notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

         Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

         The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent before 12:00 midnight New York City time, on the expiration date. No letter of transmittal or Original Notes should be sent to us.

         Only a holder of Original Notes may tender Original Notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name Original Notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

         Any beneficial holder whose Original Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If such beneficial holder wishes to tender on its own behalf, such registered holder must, prior to completing and executing the letter of transmittal and delivering its Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

         Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an "eligible institution", unless the Original Notes are tendered: (a) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or (b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal, are required to be guaranteed, such guarantee must be by an eligible institution.

         If the letter of transmittal is signed by a person other than the registered holder of any Original Notes listed therein, such Original Notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the Original Notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the Original Notes.

         If the letter of transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority so to act must be submitted with the letter of transmittal.

         All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered Original Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Original Notes not properly tendered or any Original Notes our acceptance of which, in the opinion of counsel for us, would be unlawful. We also reserve the right to waive any irregularities or conditions of tender as to particular Original Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities In connection with tenders of Original Notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Original Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent to the tendering holders of Original Notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

         In addition, we reserve the right in our sole discretion to:

          (a) purchase or make offers for any Original Notes that remain outstanding subsequent to the expiration date or, as set forth under "- Conditions," to terminate the exchange offer in accordance with the terms of the registration rights agreements and

          (b) to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

         By tendering Original Notes pursuant to the exchange offer, each holder will represent to us that, among other things,

         (a) the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder,

         (b) such holder is not engaged in and does not intend to engage in a distribution of the New Notes,

         (c) such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes, and

         (d) such holder is not our "affiliate," as defined under Rule 405 of the Securities Act, or, if such holder is such an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Book-Entry Transfer

         We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Original Notes at the Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in the Depository Trust Company's system may make book-entry delivery of Original Notes by causing the Depository Trust Company to transfer such Original Notes into the exchange agent's account with respect to the Original Notes in accordance with the Depository Trust Company's procedures for such transfer. Although delivery of the Original Notes may be effected through book-entry transfer into the exchange agent's account at the Depository Trust Company, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

         Holders who wish to tender their Original Notes and

              (a) whose Original Notes are not immediately available; or

              (b) who cannot deliver their Original Notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if

                      (1) the tender is made through an eligible institution;

                      (2) prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Original Notes, the certificate number or numbers of such Original Notes and the principal amount of Original Notes tendered stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof, together with the certificate(s) representing the Original Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

                      (3) such properly completed and executed letter of transmittal (or facsimile thereof) together with the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

         Except as otherwise provided in this prospectus, tenders of Original Notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date, unless previously accepted for exchange.

         To withdraw a tender of Original Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus by 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must

              (a) specify the name of the depositor, who is the person having deposited the Original Notes to be withdrawn,

              (b) identify the Original Notes to be withdrawn, including the certificate number or numbers and principal amount of such Original Notes or, in the case of Original Notes transferred by book-entry transfer, the name and number of the account at Depository Trust Company to be credited,

              (c) be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Original Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Original Notes register the transfer of such Original Notes into the name of the depositor withdrawing the tender, and

              (d) specify the name in which any such Original Notes are being registered if different from that of the depositor.

         All questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect to the Original Notes withdrawn unless the Original Notes so withdrawn are validly retendered. Any Original Notes which have been tendered but which are not accepted for exchange will be returned to its holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the expiration date.

Conditions

         Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any New Notes for any Original Notes, and may terminate or amend the exchange offer before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the Commission.

         If we determine in our reasonable discretion that the foregoing condition exists, we may (1) refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, (2) extend the exchange offer and retain all Original Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered such Original Notes to withdraw their tendered Original Notes, or (3) waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

         Pursuant to the registration rights agreement, if the exchange offer is not consummated prior to the exchange offer termination date, as defined below, we are required to cause to be filed with the Securities and Exchange Commission a shelf registration statement with respect to the Original Notes as promptly as practicable after the exchange offer termination date, and thereafter use its best efforts to have the shelf registration statement declared effective.

         "exchange offer termination date" means the date on which the earliest of any of the following events occurs:

           (a) applicable interpretations of the staff of the Securities and Exchange Commission do not permit us to effect the exchange offer,

           (b) any holder of Original Notes or New Notes notifies us that either

                (1) such holder is not eligible to participate in the exchange offer, or

                (2) such holder participates in the exchange offer and does not receive freely transferable New Notes in exchange for tendered Original Notes.

Exchange Agent

         IBJ Whitehall Bank & Trust Company has been appointed as exchange agent for the exchange offer. The Bank of New York, trustee under the Indenture under which the New Notes will be issued, recently announced the signing of a definitive agreement providing for its acquisition of IBJ Whitehall Bank & Trust Company. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to Reorganization Operations addressed as follows:

                          For information by Telephone:
                                 (212) 858-2103

                     By Hand or Overnight Delivery Service.
                                One State Street
                            New York, New York 10004
                       Attn: Securities Processing Window
                              Subcellar One, (SC-1)

                           By Facsimile Transmission:
                                 (212) 858-2611

                            (Telephone Confirmation)
                                 (212) 858-2103



Fees and Expenses

         We have agreed to bear the expenses of the exchange offer pursuant to the exchange and registration rights agreement. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

         The cash expenses to be incurred in connection with the exchange offer will be paid by us. Such expenses include fees and expenses of IBJ Whitehall Bank & Trust Company as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

         The New Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the Original Notes will be amortized over the term of the New Notes.

Consequences of Failure to Exchange

         Holders of Original Notes who are eligible to participate in the exchange offer but who do not tender their Original Notes will not have any further registration rights, and their Original Notes will continue to be subject to restrictions on transfer. Accordingly, such Original Notes may be resold only:

           -  to us, upon redemption of the Original Notes or otherwise;

           - so long as the Original Notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A;

           - in accordance with Rule 144 under the Securities Act, or under another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to us;

           - outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

           -  under  an effective  registration statement  under the  Securities
              Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

         We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

         Participation in the exchange offer is voluntary and holders of Original Notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.


                                    BUSINESS

Overview

         Falcon is a leading supplier of furniture and related products for the office, food service, hospitality (including gaming) and national accounts (the 100 largest restaurant chains in the United States) segments of the commercial furniture market. Founded in 1959, Falcon believes that it has become a nationally recognized supplier in this market due to its:

      -    superior customer service;

      -    broad range of innovative products;

      -    vertically integrated manufacturing capabilities;

      -    strong relationships  with its network  of distributors and  dealers;
           and

      -    high-quality products.

         Falcon designs, manufactures and distributes an extensive line of products, including table bases, table tops, metal and wood chairs, booths and interior decor systems, all made to customer specifications in a variety of styles and finishes. Falcon's products are marketed under its well-known brand names, including Falcon(R), Howe(R), Johnson Tables(R), Charlotte(R) and Decor Concepts(R). Falcon employs a geographically diverse network of direct and independent sales representatives, independent office furniture dealers and distributors to distribute its products, and markets its products to restaurant supply dealers, original equipment manufacturers ("OEMs"), mass merchandisers, chain restaurants, architectural and design firms and end-users. Major customers of Falcon include McDonald's, Sam's Club, Burger King, Marriott International and Price Costco.

         On June 18, 1999, Falcon's recently formed, wholly owned subsidiary merged into Shelby Williams. As a result, Shelby Williams became a wholly owned subsidiary of Falcon. Shelby Williams is a leading supplier of seating products for the hospitality (including gaming) and food service segments of the commercial furniture market. Shelby Williams designs, manufactures and distributes a broad range of seating products, including wood, metal and rattan chairs, barstools, sofas and sleeper sofas, and stacking chairs, as well as banquet-related products, including folding tables, food service carts and portable dance floors. Shelby Williams' products are marketed under its well-recognized brand names, including Shelby Williams(R), King Arthur(R), Thonet(R) and Phillocraft(R). In addition, Shelby Williams designs and manufactures vinyl wall coverings for the hospitality and home furnishing segments under the Sellers & Josephson(R) brand name. Shelby Williams primarily utilizes direct sales representatives and, to a lesser extent, independent distributors to distribute its products and markets its products to hospitality and food service chains, interior designers, architectural and design firms, contract furniture, food service and office furniture dealers. Major customers of Shelby Williams include Bass Hotels (Holiday Inn), Hilton Hotels, Marriott International, Sheraton Hotels & Resorts, Mirage Resorts, Circus Circus and MGM Grand.

         Falcon believes that its Acquisition of Shelby Williams is advantageous for many reasons, including:

        - Shelby Williams is a leading supplier of seating products, and the Acquisition will solidify the combined company's position as a premier producer of commercial furniture;

        - Shelby Williams has strengths which are complementary to those of Falcon;

        - Shelby Williams has many strong, well-recognized brand names;

        - Falcon has significantly increased its size and geographic presence, better enabling the combined company to serve its customers across the United States and internationally as its customers expand and grow their own operations;

        - Shelby Williams has an experienced, well-established sales force with long-standing customer relationships;

        - The combined company has an opportunity to realize significant manufacturing and operating efficiency gains; and

        - The combined company has enhanced growth opportunities through the potential for cross-selling Falcon's products with those of Shelby Williams, and Falcon has gained access to new channels of distribution.

         On a pro forma basis after giving effect to the Acquisition of Shelby Williams, our revenues for fiscal year 1998 and for the twenty-six weeks ended May 1, 1999 would have been $306.9 million and $157.0 million, respectively, and EBITDA for fiscal year 1998 and for the twenty-six weeks ended May 1, 1999 would have been $37.0 million and $18.0 million, respectively. Revenues from our top ten customers accounted for approximately 16.5% and 15.0% of pro forma revenues in fiscal year 1998 and in the twenty-six weeks ended May 1, 1999, respectively. In addition, no single customer accounted for greater than approximately 2.8% and 2.6% of pro forma revenues in fiscal year 1998 and in the twenty-six weeks ended May 1, 1999, respectively.

         The combination of Falcon and Shelby Williams strengthens our position as a leading supplier of furniture and related products in the highly fragmented commercial furniture market. We are a stronger competitor in our markets due to the combination of Shelby Williams' strong brand names and long-standing customer relationships with Falcon's vertically integrated manufacturing capabilities and reputation for reliability, integrity and customer service. In addition, the Acquisition of Shelby Williams gives us the size, market presence and reputation to make us an attractive acquiror to many of the small, privately-held companies in the commercial furniture market.

         As a result of the Acquisition, we have significant opportunities to leverage and strengthen our distribution capabilities to further penetrate targeted markets. For example, Shelby Williams' strong relationships with the architectural and design community and its hospitality segment customers supplement Falcon's strong relationships with the office furniture dealer community. We intend to utilize these relationships to aggressively market our products to increase revenues.

         The  Acquisition  also  allows  us  to  leverage  excess  manufacturing
capacity  to  rationalize  the  combined   company's   facilities  and  increase
company-wide efficiency. We expect that by increasing capacity utilization at fewer manufacturing facilities we will benefit from reduced per unit costs generated by spreading fixed manufacturing overhead costs over larger production volumes. In addition, we will use our excess manufacturing capacity to manufacture some components which were previously purchased by Shelby Williams from third-party suppliers. We anticipate that we will benefit from increased margins due to savings from eliminating the mark-ups currently being paid to these third-party suppliers, as well as improving operating margins through increased production volumes. For example, Falcon can utilize excess manufacturing capacity at its Mimon, Czech Republic facility to produce wood chairs which Shelby Williams currently imports from Europe from third-party suppliers.


Industry Overview

         We compete primarily in four segments of the commercial furniture market, which represent only a portion of the overall retail and commercial furniture market. These four segments are office, food service, hospitality (including gaming) and national accounts (the 100 largest restaurant chains in the United States). We estimate the market size of these segments totaled approximately $4.0 billion in 1998.

         The following table provides an overview of each of the four primary market segments in which we compete.

 Segment               Estimated Size              Description
                       (In millions)
Office................     $ 1,400    Tables and seating  products  with primary
                                      end  use  markets,   including   corporate
                                      offices,  education,  and  conference  and
                                      training centers.  Excludes panel systems,
                                      filing   systems  and   executive   desks/
                                      credenzas, which we do not produce.

Food service..........       1,400    Table tops and table bases, metal and wood
                                      chairs, booths, barstools and benches for use by traditional "mom & pop" restaurants to institutions serving food as an adjunct to other core activities (e.g., school and office cafeterias, prisons, nursing homes, etc.).

Hospitality...........         700    Focuses   on  the   furniture   needs   of
                                      independent  and  chain  hotels,   motels,
                                      conference resorts and casinos. Products we manufacture for this segment include table tops, table bases, metal and wood chairs, millwork, folding tables, metal and wood barstools, benches and booths.
                                      These products can be found throughout a customer's establishment (e.g., lounge, bar area, restaurant, banquet/conference/ guest rooms).

National accounts.....         450    We define the national accounts segment as
                                      the 100 largest  restaurant  chains in the
                                      United  States.   The  national   accounts
                                      segment includes quick service (i.e., fast food) chains (e.g., McDonald's and Burger
                                      King),  casual dining  restaurants  (e.g.,
                                      T.G.I. Friday's and Red Lobster) and quick service lite restaurants (e.g., airport
                                      Pizza Huts and Dunkin' Donuts).


Total.................     $ 3,950
                           =======


         In addition to the four market segments above, approximately 21.5% and 18.0% of our pro forma revenues in fiscal year 1998 and in the twenty-six weeks ended May 1, 1999, respectively, were derived from the healthcare, university, OEM and retail segments, as well as vinyl wall covering sales.

Competitive Strengths

         We believe that we have the following competitive strengths:

         Market Leader. We are a leading supplier of seating and table-related products in the office, food service, hospitality (including gaming) and national accounts segments of the commercial furniture market. We believe that, as a result of consolidation within the segments in which we compete, our customers and potential new customers want to deal with a smaller number of larger, established suppliers with the ability to serve them at all of their locations. Our leading market position will be a competitive advantage in attracting and retaining these customers.

         Diverse Product Lines with Strong Brand Names. We offer a diverse range of products, including both standard and customized seating and table products, thereby allowing customers to select the specific products which best fulfill their needs and can be produced and distributed to meet their timing requirements. We also enjoy strong name recognition through our well-established brands, including Falcon(R), Howe(R), Johnson Tables(R), Charlotte(R), Decor Concepts(R), Shelby Williams(R), King Arthur(R), Thonet(R), Sellers & Josephson(R) and Phillocrafts (R). We believe that our broad product line, as well as the strength of our brands, are important factors in maintaining existing customers and attracting new customers.

         Vertically Integrated Manufacturing Capabilities. We are vertically integrated, which means that we control all aspects of our production process from design to manufacture to distribution. By being vertically integrated, we are able to lower our costs by manufacturing the products we sell as compared to those competitors who may only be resellers or assemblers of products and, as a result, must purchase certain of their components from third-party suppliers, incurring a mark-up cost which we do not incur. By being vertically integrated, we are also able to manufacture certain key materials that are specifically designed to meet our customer's specifications. In addition, we believe that being vertically integrated allows us to better serve our customers since we are not dependent on third-party suppliers to provide needed components. Accordingly, we are better equipped to respond quickly to changes in customer orders or to rush a particular order for a valued customer.

         Superior Customer Service. Customer service is an essential element of our marketing and operating philosophy. We are committed to attracting new customers and retaining existing customers by providing consistently superior customer service. As part of our customer service program, we employ approximately 130 dedicated customer service representatives. Using an on-line computer system, our customer service representatives are able to provide our customers with up-to-date information on the status of their orders. We intend to maintain and enhance our high level of customer service to strengthen our relationships with our customers. We believe that continued high levels of customer service will further increase sales to existing customers and attract new ones. We believe that superior customer service is essential to competing in our targeted market segments.

         Diverse and Established Customer Base. Over the past four decades, we have built a reputation for high-quality products, reliability and superior customer service. Our customers represent major companies in the various market segments of the commercial furniture market, including McDonald's, Marriott International, Sam's Club, Burger King and Hilton Hotels. Revenues from our top ten customers accounted for approximately 16.5% and 15.0% of pro forma revenues in fiscal year 1998 and in the twenty-six weeks ended May 1, 1999, respectively. In addition, no single customer accounted for greater than approximately 2.8% and 2.6% of pro forma revenues in fiscal year 1998 and in the twenty-six weeks ended May 1, 1999, respectively.

         Strength of Distribution and Sales Network. We distribute our products through a geographically diverse network of direct and independent sales representatives, independent office furniture dealers and distributors, and market our products to hospitality and food service chains, restaurant supply dealers, mass merchandisers, OEMs and chain restaurants. Shelby Williams' strong relationships with the architectural and design community and its hospitality segment customers supplement Falcon's strong relationships with the office furniture dealer community, giving us strong relationships with the major distribution channels within the commercial furniture market. In addition, Shelby Williams' sales force complements that of Falcon's as there is not any significant overlap between them. To ensure stability and continuity in Shelby Williams' sales force, we have entered into long-term employment contracts with Shelby Williams' national sales manager and regional vice presidents of sales as part of our Acquisition of Shelby Williams. We intend to maintain and leverage the strengths of each company's sales force following the Acquisition of Shelby Williams. Our sales and marketing staff consists of approximately 260 full-time employees, of which 120 are field sales personnel. In addition, we utilize approximately 140 independent sales organizations. We maintain 16 showrooms and sales offices in the United States and have approximately 40 distributors that market our products internationally.

         Diversified Market Segments and Revenue Stability. We market our products to the office, food service, hospitality (including gaming), national accounts, university, healthcare and other institutional segments of the commercial furniture market. Our revenues are balanced among the various segments, with no segment accounting for a disproportionate percentage of total revenues. This balance in our revenues provides stability and helps protect us against economic downturns. In addition, we maintain relative revenue stability and are not significantly subject to economic cycles due to our diverse customer base and because a substantial portion of our sales are from refurbishment projects rather than new construction sales. As a general matter, refurbishment sales tend to be less cyclical than new construction sales, which are generally more affected by economic downturns because new construction projects (and accordingly furniture sales for new construction) are often put on hold or delayed in economic downturns, as new construction expenditures are often considered discretionary by customers.

         Experienced Management Team with Significant Equity Ownership Interest. We are led by Franklin A. Jacobs, Chairman and CEO, who founded Falcon in 1959. Our seasoned and respected management team has built their professional careers primarily in the commercial furniture industry. These individuals possess a detailed knowledge of each of our target market segments, and are well respected in the industry for design, quality and customer service. Their knowledge and depth of experience enables us to continue to provide innovative and high-quality products and services.

         Our senior management team also has a strong track record of integrating acquisitions into the organization profitably and efficiently. Since 1992, Falcon's management team has successfully completed the acquisition of four companies, including Charlotte Company in 1994, Decor Concepts in 1995, The Chair Source in 1996 and most recently, Howe Furniture Corporation in 1998. Paul
N. Steinfeld, Shelby Williams' Chairman and CEO, and Manfred Steinfeld, a board member of Shelby Williams, will also help manage the integration of the combined company. In addition, certain key members of Shelby Williams' senior management team have entered into long term employment agreements or consulting agreements with the Company to facilitate the integration of Falcon and Shelby Williams.

         Mr. Jacobs beneficially owns approximately 22.0% of the Company's outstanding common stock. Including Mr. Jacobs' ownership interest, the Company's directors and executive officers beneficially own approximately 35.6% of the Company's outstanding common stock. Falcon's senior management team has been awarded, and we intend to award certain key members of Shelby Williams' management team, options and other equity rights, subject to certain performance-based and other vesting provisions.

Shelby Williams Integration Plan

         We have adopted a plan to integrate the operations of Falcon and Shelby Williams, the principal components of which are:

      - eliminating redundant administrative costs and expenses, including such "public company" costs for Shelby Williams as board of directors' salaries, annual report costs and New York Stock Exchange listing fees;

      - realizing cost savings on raw materials and freight from the greater purchasing power of the combined company;

      - consolidating and improving certain functions, including accounting, tax, information systems, human resources and legal;

      -  utilizing  Falcon's  production  capabilities  to  manufacture  certain
         Shelby  Williams   products   currently   purchased  from   third-party
         suppliers;

      -  improving   the   combined    sales,    marketing   and    distribution
         infrastructures of Falcon and Shelby Williams; and

      - reducing excess manufacturing capacity by consolidating and improving the utilization of manufacturing facilities.

         As a result of the Acquisition, we have excess manufacturing capacity, creating opportunities to rationalize facilities and increase efficiencies. Among other things, we anticipate that we can improve capacity utilization by manufacturing several products which Shelby Williams previously purchased from third-party suppliers, such as wood chairs, table tops and booths. By increasing capacity utilization at fewer manufacturing facilities, we expect to decrease per unit costs resulting from allocating our total fixed manufacturing overhead costs over greater production volumes. In addition, since Falcon and Shelby Williams manufacture similar products, opportunities exist to share best manufacturing practices and techniques to further increase operating efficiencies.

Business Strategy

         We have adopted a comprehensive business strategy which includes the following:

         Capitalize on the Acquisition of Shelby Williams. The fundamental strategy underlying the Falcon-Shelby Williams combination is to leverage the strengths of both businesses by adopting the best practices of each across the Company as a whole and to capitalize on the opportunities inherent in the combination. We believe that the Falcon-Shelby Williams combination presents numerous cost savings and revenue enhancement opportunities.

         Maintain Customer Service Leadership. Over the past four decades, we have built a reputation for superior customer service. We intend to aggressively maintain our leadership position in customer service. We believe that our superior customer service, as well as our reliability and high-quality products, are important factors in maintaining existing customers and attracting new customers.

         Maximize Operating Efficiencies. We intend to improve our productivity through a number of initiatives, including selective upgrades to production, plant and equipment and optimizing manufacturing capacity. We plan to leverage our excess manufacturing capacity to improve manufacturing productivity and increase company-wide efficiency. We expect to recognize significant economic benefits as a result of savings from eliminating mark-ups paid to third-party suppliers and improving our operating margins through increased production volumes.

         Grow Through Strategic Acquisitions. Our business strategy is to grow through strategic acquisitions. We plan to regularly evaluate potential acquisition opportunities to support and strengthen our business. We have a strategic acquisition plan which clearly identifies the criteria a potential acquisition candidate must generally meet in order to be considered a viable acquisition candidate. Among other criteria, we look for acquisition candidates that are in our own industry, are profitable, have leading brand names and well-established sales forces, and can be acquired at purchase prices that produce earnings accretion. We anticipate realizing cost savings by increasing production volumes at our existing manufacturing facilities and enhancing revenues by increasing cross-selling opportunities. We believe that our broad product line, extensive distribution network and strong brand name recognition make us an attractive acquiror to many of the small, privately-held commercial furniture manufacturers in our industry.

         It is our intention to spend the short to medium term focusing on successfully integrating the operations of Falcon and Shelby Williams. As a result, we do not currently anticipate making any additional acquisitions for a period of time, but will remain opportunistic as potential acquisitions present themselves. We are not currently in discussions with any potential acquisition candidates.

Products

         Our principal products consist of an extensive line of furniture and related products, including wood, metal and rattan chairs, banquet and conference tables, table tops, table bases, booths, casegoods and other related products.

         Seating. We design and manufacture a wide variety of seating products, primarily for:

         -  dining, gaming, guest room, conference and banquet facilities;

         -  healthcare institutions and universities; and

         -  other institutional uses.

We market our seating products under the Falcon(R), Charlotte(R), Decor Concepts(R), Shelby Williams(R) and Thonet(R) brand names.

         Metal. Our metal stacking chairs are available in a wide variety of styles and are used primarily in multi-use function rooms, where it is necessary to store chairs for events such as training courses and banquets. Metal chairs may be upholstered in one of our standard catalog vinyls or fabrics or in customer-furnished or customer-specified materials and may be plated or powder coat painted in a standard catalog finish or in a customer-designated custom finish.

         Wood and Rattan. Our wood chairs are manufactured in hardwoods, such as maple, oak and beech, and are available in a wide variety of finishes, upholstered fabric and vinyl coverings. Products are made of solid wood or a combination of woods, and many are constructed with bentwood components, which provide extended durability. Our wood chair products are finished on conveyorized lines which incorporate forced drying cycles. Wood chairs are finished with one of our standard colors or the customer may specify or supply its choice of finish material. Sealer coats and final conversion varnish coats are applied to our wood chairs by means of state-of-the-art, electrostatic finishing systems which insure uniform application, resulting in a durable chip-resistant finish. To fully complement our seating line, we market a wide collection of wicker and rattan seating products.

         Banquet and Conference Tables. We design and manufacture banquet and conference tables, which along with our metal stacking chairs are used primarily in multi-use function rooms. Our tables are constructed from the table tops and bases that we manufacture as separate components and then either assembled for sale to our customers as a complete table unit or sold to other furniture manufacturers as separate components for their assembly operations. We market our banquet and conference tables under the Falcon(R), King Arthur(R), Johnson Tables(R) and Howe(R) brand names.

         Table Tops. We manufacture table tops in a number of standard sizes and shapes and in a variety of finishes, including wood veneers, fiberglass, high-pressure laminate patterns and solid wood. Edge treatments for the table tops are available in vinyl, laminate, wood or metal. Wood edge, veneer and butcher block tops are stained with one of our standard color finishes and sealed  and  sprayed  with a  durable  catalyzed  top  coat.  We also  have  the capability of manufacturing custom table tops in a wide variety of customer-specified sizes, shapes and finishes. We typically sell table tops with a base we produce separately. Our table tops are marketed under the Falcon(R), Howe(R), Johnson Tables(R) and Shelby Williams(R) brand names.

         Table Bases. Our table bases are produced in a variety of sizes, styles and finishes and are used by restaurants, hotels, offices, cafeterias, hospitals, airports, universities, country clubs and other commercial locations where food is served. More than 35 styles of table bases are finished to order in one of our standard catalog powder coat paint finishes or designer plated finishes and also may be painted to match a customer's custom finish requirements. We market our table bases under the Falcon(R), Howe(R), Johnson Tables(R) and Shelby Williams(R) brand names.

         Booths. Booths are available in standard catalog styles or customer-specified styles, some of which are suitable for outdoor applications. We manufacture booths in wood, metal or fiberglass, and our booths may be upholstered in one of our standard catalog vinyls or fabrics or in customer-designated or supplied coverings. Exposed wood is color matched to customer specifications and top coated with the same durable catalyzed finish used on our table tops and other wood products. We market our booths under the Falcon(R) and Shelby Williams(R) brand names.

         Casegoods. The combination of our broad line of furniture products and our vertical manufacturing capabilities enable us to offer a complete commercial interior decor package to our customers with significant design flexibility and short lead times. We integrate certain of our products into complete interior decor systems, including all furniture, booths, walls, wood trim and casegood components. These casegood components include such products as counters, bars, divider walls, planter units, salad bars and stands, which we produce in a variety of high-pressure laminates. We then deliver these products to the customer site and install them using our own employees or subcontractors we have trained. We market these products under the Falcon(R) and Decor Concepts(R) brand names.

         Other Products. In addition to our other products, we also manufacture portable dance floors and platforms, food service carts, cutting room tables, as well as a full range of vinyl wall coverings. We market these products under the Sellers & Josephson2 (R), King Arthur(R) and Phillocraft(R) brand names.

Marketing and Distribution

   Falcon

         Domestic Sales. Falcon sells its furniture products throughout the United States to a wide variety of customers, including restaurant supply dealers, architectural design firms, office furniture dealers, mass merchandisers, OEMs and chain restaurants. Falcon markets these products through a combination of direct factory sales representatives employed by Falcon and independent manufacturer's representatives organizations. Most sales representatives are assigned to geographical territories. The efforts of these factory and independent sales representatives are directed by Falcon's Vice President--Sales and Marketing, other vice presidents who focus on individual markets, and regional sales managers.

         Each factory and independent sales representative is assigned a territory in which to promote and sell Falcon's products and to ensure customer satisfaction. Falcon determines the prices at which its products will be sold. Falcon's independent sales representatives are commissioned and do not carry competing lines.

         Falcon assists its representatives in various ways, including:

      - conducting extensive training programs to better educate its sales representatives with respect to the design, manufacture, variety and decor applications of its products;

      - providing restaurant supply and office furniture dealers, mass merchandisers, architectural designers, OEMs and other customers with catalog materials, samples and brochures;

      - maintaining a customer service department that ensures that it promptly responds to the needs and orders of its customers;

      - exhibiting its products at national and regional furniture shows and at three showrooms in the Merchandise Mart in Chicago;

      -    maintaining regular contact with key customers; and

      -    conducting ongoing surveys to determine customer satisfaction.

         Flight. Falcon's office and other furniture products are also marketed through its "Flight" network of over 400 independent office furniture dealers. Flight dealers distribute Falcon's furniture products to a wide variety of commercial users and office furniture retailers and provide Falcon with access to incremental sales opportunities. The Flight network is designed to both distribute Falcon's office furniture products and cross-sell its food service furniture products. Falcon utilizes its direct factory sales force and independent sales representatives, under the supervision of Falcon's Vice President--Contract, to call upon existing and prospective Flight dealers.

         International Sales. Certain of Falcon's products are marketed throughout Europe through an exclusive distribution agreement with a European distributor. The Falcon Mimon a/s subsidiary located in Mimon, Czech Republic also markets wood chair frames directly. Falcon's Howe Europe a/s subsidiary located in Middelfart, Denmark markets, assembles and distributes tables and chairs to the European contract office market for training, conferencing, meeting and executive dining applications. Falcon holds the European distribution rights to the award-winning 40/4(TM) chair through an exclusive licensing agreement with David Rowland, the chair's designer. The manufacturing capabilities of Falcon Mimon, Howe Europe and our extensive distribution network allow us to take advantage of opportunities in Europe.

         Distribution of Falcon's products in Asia and the Pacific Rim is achieved through exclusive distribution arrangements in Japan, Hong Kong and South Korea. Falcon plans to augment existing distribution agreements during 1999 with additional distribution arrangements in other countries in the Pacific Rim. The Falcon Products (Shenzhen) Limited subsidiary located in Shenzhen, The People's Republic of China markets table tops and millwork to support national accounts customers throughout the Asia Pacific region. Falcon's international sales efforts are supported by dedicated customer service personnel. During fiscal years 1996, 1997 and 1998, and for the twenty-six weeks ended May 1, 1999, foreign operations and export sales were $10.9 million, $9.3 million, $13.5 million, and $7.7 million respectively. Of these amounts, $3.8 million, $3.9 million, $8.7 million and $4.8 million of sales in fiscal years 1996, 1997 and 1998, and for the twenty-six weeks ended May 1, 1999, respectively, were made directly from the Falcon Mimon, Howe Europe, and Falcon Products (Shenzhen) locations.

         National Accounts. Falcon's national accounts program targets the major restaurant chains in the United States. Falcon maintains a separate national accounts sales force consisting of both employee sales representatives and independent sales representatives that are directed by Falcon's Vice President-- Food Service and regional sales managers. Falcon believes that its vertically integrated manufacturing capabilities allow it to better serve these customers than most of our competitors and that our design, installation and service capabilities are particularly suited for many of these customers. The national accounts sales force develops original design concepts, including seating layouts and product specifications for each customer based on the customer's requirements. Falcon's national accounts sales force is supported by its own customer service team, quotation and design staff and product engineers, located at our Newport, Tennessee and City of Industry, California manufacturing facilities.

   Shelby Williams

         Shelby Williams sells its products both domestically and internationally to a wide variety of customers, including hospitality and food service chains or their buying agencies, and other customers through interior designers, architectural and design firms, contract furniture, food service and furniture dealers. Shelby Williams primarily utilizes direct sales representatives and, to a lesser extent, independent distributors to distribute its products.

         Shelby Williams also markets its products through advertising in major trade publications and illustrating the Shelby Williams' products in its catalogs. Shelby Williams publishes four extensive catalogs displaying its products and distributes catalogs to architects, designers and dealers. Catalogs are periodically supplemented as new products are introduced. Customers may order standard products directly from these catalogs or request changes to meet their design specifications.

         Shelby Williams' sales and marketing staff consists of approximately 100 full-time employees, of which approximately 70 are field sales personnel. This dedicated sales force is an integral component of the Shelby Williams' customer service and support strategy. Shelby Williams' sales personnel sell products and services to customers within an assigned territory and promote customer satisfaction with periodic service calls in addition to scheduled follow-up visits.

         Shelby Williams also markets its products through 13 showrooms and sales offices in the United States and approximately 40 distributors internationally. Many of these distributors are concentrated in Europe and Asia. In addition, Shelby Williams utilizes its local facilities and existing distribution channels to assemble and distribute products in the United States imported from European sources. Shelby Williams also exhibits at major national and international trade shows.

Product Design and Development

         Our design and engineering group works with sales and marketing personnel to support our complete decor systems initiatives with our national accounts customers. Our engineering staff utilizes a computer aided design system to provide layout and configuration advice to customers who are integrating our furniture products into their facilities and to design casegoods and other components. The design and engineering group also assists our product design engineers in the development of new products.

         Our product development team, which is comprised of sales, marketing, purchasing, engineering and financial personnel, strives to produce customer satisfaction and competitively priced products by constantly improving our product lines. The product development team has a formalized charter and a plan that not only will account for new product introductions, but has identified market trends and includes product development capabilities to accommodate these trends. We have four full-time product design engineers who report to the product development team and who are responsible for the design of new products. On occasion, we also purchase product designs from outside sources to supplement our internal design capabilities.

Manufacturing

   Falcon

         Falcon's manufacturing operations primarily consist of wood bending, wood working and finishing, assembly, metal forming, bending and fabrication, electrostatic wood and metal finishing, robotic welding and upholstering. Falcon is a vertically integrated manufacturer, which allows it to control all aspects of its production process and maintain quality control. Each manufacturing facility produces a specified product or group of products and has virtually complete production capability, subcontracting only a portion of certain production processes from third-party suppliers or insourcing the manufacturing of certain products from Falcon's other facilities. For example, Falcon's Lewisville, Arkansas facility produces approximately 10% of the facility's wood chairs, with the balance assembled from machined parts imported from Falcon Mimon or other European suppliers. In addition, Falcon has a fully operational modern information system at all of its manufacturing facilities. These systems perform detailed and timely cost analysis of production by product and facility, which assists Falcon in controlling its manufacturing processes and in better serving its customers.

         Falcon's manufacturing facilities are strategically located throughout the United States and internationally to meet the requirements of its customers and its distribution network. Falcon's products are manufactured at its facilities in the United States in Newport, Tennessee, Belmont, Mississippi, Lewisville, Arkansas and City of Industry and Azusa, California, and internationally in Mimon, Czech Republic, Juarez and Tijuana, Mexico, Shenzhen, The People's Republic of China and Middelfart, Denmark.


   Shelby Williams

         Shelby Williams' manufacturing operations primarily consist of wood bending, wood working and finishing, assembly, metal forming and fabrication, electrostatic wood and metal finishing. Shelby Williams also prints and laminates vinyl wall coverings. For certain chair styles, Shelby Williams purchases components manufactured by other companies. These components, which are manufactured to Shelby Williams' specifications, are assembled, finished and upholstered by Shelby Williams. All outsourced components are available domestically except for rattan, which is indigenous to the Philippines and Indonesia. For many of its standard product offerings, Shelby Williams optimizes its production costs by sourcing the components produced at its Zacatecas, Mexico facility.

         Shelby Williams has six domestic facilities and one facility in Mexico. All manufacturing operations emphasize quality control during the various production processes. To provide consistency and speed to the finishing process, Shelby Williams utilizes conveyorized paint lines with spray booths and drying ovens positioned to allow proper drying times between finishing steps. In addition, Shelby Williams has electrostatic wood-finishing systems which provide superior finishing qualities and are advantageous from an environmental standpoint. Shelby Williams has invested in powder-coating lines which provide similar advantages for the metal products, and expects to continue to invest in automated machinery and equipment, including a state-of-the-art aluminum production facility and a new wood-finishing system.

Raw Materials

         We manufacture most of our products to customer order from basic raw materials. We utilize a variety of raw materials in the manufacture of our products, including rough lumber, plywood, rattan laminates, particle board, metal tubing, steel wire, scrap iron and various plastic components and other frame components, from cushioning, vinyl and textiles, all of which we believe are in abundant supply and available from a variety of sources. We have no long-term supply contracts with any of our suppliers and we have experienced no significant problems in obtaining raw materials for our operations at commercially reasonable terms should the need arise.

         Certain products we sell, including unfinished wood chair frames and frame components and tubular steel stacking chair components, are purchased by us from other sources. We have not experienced difficulty in obtaining suppliers to manufacture these products, and we believe that alternative arrangements could be made to obtain these products at commercially reasonable terms should the need arise.

Competition

         The office, food service, hospitality (including gaming), national accounts, university, healthcare and other institutional segments of the commercial furniture industry are fragmented and highly competitive with respect to each of the products we sell. We compete primarily on the basis of design, quality, customer service, product pricing and speed of delivery. We believe that our competitive strengths are our vertically integrated manufacturing, our emphasis on customer service and support, our reputation for quality and responsiveness to our customers, the one-stop shopping advantage made possible by the wide variety of products and our ability to design, manufacture and install turnkey interior decor systems. We compete for sales for each of our products with numerous domestic and foreign manufacturers, many of which have greater financial and other resources. We can give no assurance that our competitors will not offer a greater range of high-quality products, or that new entrants with greater financial resources than us will not enter the market, or that our results of operations will not be adversely affected by increased competition.



Facilities

         The tables below summarize certain information about the Company's facilities.


   Falcon Facilities

                                         Approximate                                        Lease/Ownership
Location                               Square Footage           Use                             Terms
--------                               --------------        ---------                      ---------------

Domestic:
St. Louis, Missouri...................       60,000    Principal executive offices   Leased, expiring July 2015.

Newport, Tennessee....................      370,000    Production of table bases,    Leased, (1) for 300,000 square
                                                       table tops, millwork,         feet expiring in December 2001,
                                                       casegoods, and booths         with two five-year renewal options
                                                                                     and (2) for 70,000 expiring in
                                                                                     June  2001, with one five-year
                                                                                     renewal option.

Belmont, Mississippi..................      227,000    Production of metal chairs    Own 176,000 square feet in
                                                       and fiberglass seating        four contiguous buildings;
                                                                                     Leased 51,000 square feet,
                                                                                     expiring in November 2003.

City of Industry, California..........      179,000    Production of table bases,    Leased, expiring in April
                                                       table tops, millwork,         2006, with two five-year
                                                       casegoods, metal chairs       renewal options.
                                                       and fully upholstered
                                                       seating

Lewisville, Arkansas..................      159,000    Production of wood chairs     Leased, expiring in February
                                                                                     2004 with four five-year renewal
                                                                                     options.

Azusa, California.....................       34,000    Production of fiberglass      Leased, expiring in October
                                                       booths                        1999.

Foreign:
Mimon, Czech Republic.................      700,000    Production of wood chairs     Owned.

Tijuana, Mexico.......................       89,000    Production of wood chairs,    Leased, expiring in December
                                                       fully upholstered             1999, with three one-year
                                                       seating and casegoods         renewal options.

Juarez, Mexico........................       51,000    Production of iron castings   Owned.
                                                       for table bases

Middelfart, Denmark...................       25,000    Production of tables and      Leased, month-to-month.
                                                       chairs

Shenzhen, The People's Republic of           15,000    Production of table tops      Leased, expiring July 31,
China.................................                 and millwork                  1999, with an annual renewal
                                                                                     option.

   Shelby Williams Facilities
                                         Approximate                                     Lease/Ownership
Location                               Square Footage            Use                          Terms
--------                               --------------         ---------                  ---------------
Domestic:
Chicago, Illinois....................         7,000    Principal executive offices   Leased, expiring July 2000.

Morristown, Tennessee.................      744,000    Production of wood and metal  Owned.
                                                       chairs and rattan/wicker
                                                       products

Canton, Mississippi..................       406,000    Production of wood chairs     Approximately 238,100 square
                                                                                     feet owned and 167,900 square
                                                                                     feet leased, expiring
                                                                                     from  May 2000 to January 2009.

Statesville, North Carolina...........      327,000    Production of wood and metal  Owned.
                                                       chairs

Englewood, New Jersey.................       68,000    Production of wall coverings  Leased, expiring December
                                                                                     2003, with option to
                                                                                     renew for 10 additional
                                                                                     years.

Carlstadt, New Jersey.................       35,000    Production of wall coverings  Leased, expiring April 2004.

Foreign:
Zacatecas, Mexico.....................       90,000    Production of wood chairs     Owned.



         The Company also has showrooms and sales offices in ten United States cities, including Atlanta, Chicago, Dallas, Los Angeles, New York, Plantation, Florida and Houston.

         The Company believes its facilities are in good condition and are adequate for the purposes for which they are currently used. The capacity of the Company's current facilities is considered to be adequate to meet the current needs and anticipated increases in sales volume for the foreseeable future.

Employees and Labor Relations

         As of May 1, 1999, we employed approximately 3,800 full-time employees, 2,300 of whom are subject to collective bargaining agreements. Approximately 300 persons were employed in sales, 100 persons in administration, and 3,400 persons in manufacturing. We believe that our relations with our employees are good.

Intellectual Property Rights

         Falcon. Falcon has registered the Falcon(R), Johnson Tables(R), Charlotte(R), Flight(R), Genesis(R), Howe(R), Diffrient(R), Mios(R), Storm(R), Tutor(R) and Tempest(R) trademarks, in addition to other trademarks, with the United States Patent and Trademark Office. Management believes that Falcon's trademark position is adequately protected in all markets in which it does business. Falcon has received mechanical patents on certain of its furniture mechanisms and components.

         Shelby Williams. Shelby Williams sells its hospitality and food service products under the registered trademarks Shelby Williams(R), King Arthur(R) and Sterno(R) (licensed in perpetuity) and its healthcare, dormitory and other institutional furniture under the registered trademark Thonet(R). Shelby Williams markets cutting room tables and accessories under the registered trademark Phillocraft(R) and wall coverings under the registered trademark Sellers & Josephson(R).

         We believe that while our patents and trademarks have value, we are not dependent upon patents, trademarks, service marks or copyrights.

Environmental Matters

         We are subject to numerous environmental laws and regulations in the various jurisdictions in which we operate that (a) govern operations that may have adverse environmental effects, such as discharges into air and water, as well as handling and disposal practices for solid and hazardous wastes, and (b) impose liability for response costs and certain damages resulting from past and current spills, disposals or other releases of hazardous materials. Our operations may result in noncompliance with or liability for remediation pursuant to environmental laws. Environmental laws have changed rapidly in recent years, and we may be subject to more stringent environmental laws in the future. Although environmental matters have not to date had a material adverse effect on the results of operations or financial condition of either Falcon or Shelby Williams, we can give no assurance that such matters will not have a material adverse effect on our results of operations or financial condition or that more stringent environmental laws will not be enacted which could have a material adverse effect on our results of operations or financial condition.

         In February 1997, the King Arthur division of Shelby Williams received a complaint, addressed to King Arthur, Inc., in a case pending in the Superior Court of New Jersey, Camden County, Law Division, entitled Pennsauken Solid Waste Management Authority, et al., vs. Ward Sand & Material Co., Inc. and a large number of other defendants. The complaint, which identifies King Arthur, Inc. as one of the defendants, alleges, among other things, that during the operation of a landfill from the 1960's to 1984, the defendants improperly generated, transported and/or disposed of certain hazardous waste materials, and that defendants are jointly and severally liable to plaintiffs for all costs and damages incurred by plaintiffs for remediation of the landfill and any surrounding areas which are found to be contaminated. The complaint does not specify any dollar amount of damages. Shelby Williams acquired certain assets of King Arthur, Inc. in 1986. We believe, based on our present knowledge, that we have valid defenses to the allegations in the complaint, and that our liability, if any, is not material. We have put our insurers on notice of the complaint.

Legal Proceedings

         From time to time, we are subject to legal proceedings and other claims arising in the ordinary course of business. We maintain insurance coverage against potential claims in amounts which we believe to be adequate. There are no material pending legal proceedings, other than routine litigation incidental to the business, to which we are a party or of which any of our property is the subject.

         In April 1999, the Internal Revenue Service issued a proposed adjustment regarding an accumulated earnings tax liability of Shelby Williams in the aggregate amount of approximately $4.7 million for the fiscal years 1995-1997. We are contesting the proposed adjustment. We have reviewed the position of the IRS and believe it is highly unlikely that the IRS will succeed in sustaining either all or a material portion of such an adjustment. Shelby Williams has not accrued any amounts on its historical consolidated balance sheet in regard to this matter.



                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth information concerning our directors and executive officers:

Name                   Age              Position
----                   ---              --------
Franklin A. Jacobs..    66    Chairman of the Board of Directors and Chief
                              Executive Officer
Darryl C. Rosser....    47    President, Chief Operating Officer and Director
Michael J. Dreller..    37    Vice President--Finance, Chief Financial Officer,
                              Secretary and Treasurer
Richard J. Hnatek...    54    Senior Vice President--International Sales/New
                              Chain Development
Jackson H. Spidell..    44    Vice President--Operations
Michael J. Kula.....    49    Vice President--Corporate Technology & Development
Stephen E. Cohen....    30    Vice President--Sales and Marketing
Raynor E. Baldwin...    59    Director
Melvin F. Brown.....    63    Director
Donald P. Gallop....    66    Director
James L. Hoagland...    76    Director
S. Lee Kling........    70    Director
Lee M. Liberman.....    77    Director
James Schneider.....    67    Director

         Franklin A. Jacobs has been our Chairman of the Board and Chief Executive Officer since 1971, and was our President from inception to May 1981 and from January 1984 to December 1995.

         Darryl C. Rosser has been our President and Chief Operating Officer since December 1995. From May 1995 to December 1995, Mr. Rosser served as our Executive Vice President--Operations, and from December 1993 to May 1993, Mr. Rosser served as our Senior Vice President--Operations.

         Michael J. Dreller has been our Vice President--Finance, Chief Financial Officer, Secretary and Treasurer since January 1996. Mr. Dreller previously was our corporate controller from 1993 to September 1995. Prior to rejoining the Company, Mr. Dreller was the Vice President and Chief Financial Officer of JDI Group, Inc., a distributor of residential furniture, from September 1995 to December 1995.

         Richard Hnatek has been our Senior Vice President--International Sales/New Chain Development since August 1998, and from December 1993 to August 1998 he served as our Senior Vice President--Sales.

         Jackson H. Spidell has been our Vice President--Operations since November 1998. Prior to joining the Company, Mr. Spidell acted as a Director of West Michigan Manufacturing Operations for Herman Miller, Inc., a manufacturer of office furniture.

         Michael J. Kula has been our Vice President--Corporate Technology & Development since November 1998 and served as our Vice President--Operations from July 1996 to November 1998. Prior to joining the Company, Mr. Kula was the Senior Vice President--Operations of the Gunlocke Company, a subsidiary of HON Industries, Inc., a manufacturer of office furniture, from January 1994 to July 1996.

         Stephen E. Cohen has been our Vice President--Sales and Marketing since August 1998. Mr. Cohen served as Vice President--Sales from November 1996 to August 1998, served as our Vice President--Sales Western Region from October 1995 to November 1996, and served as our Vice President--Sales Midwestern Region from March 1995 to October 1995.

         Raynor E. Baldwin has been our director since 1977. Mr. Baldwin is President of Woodsmiths, Incorporated, a manufacturer of table tops.

         Melvin F. Brown has been our director since 1997. Mr. Brown has been the Chairman Emeritus of Deutsche Financial Services, a commercial finance company, since June 1998. From January 1997 to June 1998, Mr. Brown served as Vice Chairman of Deutsche Financial Services. From May 1995 to June 1998, acted as the President and Chief Executive Officer of Deutsche Financial Services. Prior thereto, Mr. Brown acted as the President of ITT Commercial Finance Corporation.

         Donald P. Gallop has been our director since 1963. Mr. Gallop is an attorney-at-law and Chairman of the law firm of Gallop, Johnson & Neuman, L.C. Mr. Gallop is also a Director of Data Research Associates, Inc.

         James L. Hoagland has been our director since 1990. Mr. Hoagland has been retired since September 1989. Prior to September 1989, Mr. Hoagland served as the President and Chief Executive Officer of Graybar Electric Company, Inc., a distributor of electrical and telecommunications equipment.

         S. Lee Kling has been our director since 1969. Mr. Kling is Chairman of the Board of Kling Rechter & Co., L.P., a merchant banking company and a Director of Bernard Chaus, Inc., Electro Rent Corporation, Hanover Direct, Inc., Lewis Galoob Toys, Inc., National Beverage Corp., Top Air Manufacturing, Inc. and Union Planters Corporation.

         Lee M. Liberman has been our director since 1985. Mr. Liberman is Chairman Emeritus and consultant to Laclede Gas Company, a retail natural gas distribution public utility.

         James Schneider has been our director since 1989. Mr. Schneider is a broker for International Monetary Market,
Chicago Mercantile Exchange.

                               SECURITY OWNERSHIP

         The following table and the accompanying notes set forth certain information concerning the beneficial ownership of our common stock by (1) each person who is known by us to own beneficially more than 5% of our common stock,
(2) each director and each executive officer who is the beneficial owner of shares of our common stock and (3) all directors and executive officers as a group.


Beneficial Owners:

                                              Amount and Nature          Percent
 Name and Address                         of Beneficial Ownership(1)    of Class
 ----------------                         --------------------------    --------
 Franklin A. Jacobs(2).................           2,027,724               22.0%
 Chairman of the Board and Chief
 Executive Officer of the Company
 9387 Dielman Industrial Drive
 St. Louis, Missouri 63132

 David L. Babson & Company, Inc(3).....           1,069,820               11.9
 One Memorial Drive
 Cambridge, MA 02142-1300

 Robert Fleming, Inc.(3)...............             842,979                9.3
 320 Park Avenue, 11th Floor
 New York, NY 10022

 Royce Funds, Inc.(3)..................             825,400                9.1
 1414 Avenue of the Americas
 New York, NY 10022

 Dimensional Fund Advisors, Inc.(3)....             478,736                5.3
 1299 Ocean Avenue, 11th Floor
 Santa Monica, CA 90401


(l) Reflects the number of shares outstanding on January 20, 1999, and, with respect to each person, assumes the exercise of all stock options held by such person that are exercisable currently or within 60 days of the date of this prospectus (such options being referred to hereinafter as "currently exercisable options").

(2) Includes 81,789 shares held by Joyce Jacobs, the former wife of Mr. Jacobs, and 39,553 shares held in revocable trusts for the benefit of Mr. Jacobs' children as to which Mr. Jacobs serves as sole trustee. Also includes currently exercisable options to acquire 192,500 shares of common stock. Does not include 162,494 shares held in trust for the benefit of Mr. Jacobs' children as to which Donald P. Gallop serves as sole trustee. See Note 4 under "Directors and Executive Officers."

(3) According to Schedule 13G, provided to the Company in accordance with the Exchange Act.

Directors and Executive Officers:

                                           Amount and Nature         Percent
 Name and Address                       of Beneficial Ownership(1)   of Class
 ----------------                       --------------------------   --------

 Raynor E. Baldwin(2)...................         234,505                2.6%
 Melvin F. Brown(3).....................           4,060                  *
 Donald P. Gallop(4)....................         247,206                2.7
 James L. Hoagland(5)...................         333,822                  *
 Franklin A. Jacobs(6)..................       2,027,724               22.0
 S. Lee Kling(7)........................         170,882                1.9
 Lee M. Liberman(8).....................          44,012                  *
 Darryl C. Rosser(9)....................         120,617                1.3
 James Schneider(10)....................         339,456                3.8
 Michael J. Dreller(11).................          14,583                  *
 Richard J. Hnatek(12)..................         105,786                1.2
 Michael J. Kula(13)....................          10,045                  *
 All Directors and Executive Officers as
    a Group (14 individuals)(14)(15) ...       3,365,451               35.6%


(*)  Represents less than 1% of the class.

(l)  See Note (l) to the table under "Beneficial Owners."

(2) Includes 69,294 shares held in a pension trust as to which Mr. Baldwin serves as sole trustee and principal beneficiary and 24,048 shares owned by his wife. Also includes currently exercisable options to acquire 9,970 shares of common stock.

(3) Includes currently exercisable options to acquire 1,060 shares of common stock.

(4) Includes 162,494 shares which are held in a trust for the benefit of Mr. Jacobs' children as to which Mr. Gallop serves as sole trustee, 49,627 shares which are owned of record by Gallop, Johnson & Neuman, L.C., a law firm of which Mr. Gallop is Chairman, and 1,324 shares which Mr. Gallop owns of record as custodian for the benefit of his children. Mr. Gallop disclaims beneficial ownership of all such shares. Also includes currently exercisable options to acquire 9,970 shares of common stock.

(5) Includes currently exercisable options to acquire 9,970 shares of common stock.

(6)  See Note (2) to the table under "Beneficial Owners."

(7) Includes 130,716 shares owned by a revocable trust of which Mr. Kling and his wife are the trustees. Mr. Kling shares voting and dispositive power over such shares. Also includes currently exercisable options to acquire 9,970 shares of common stock.

(8) Includes currently exercisable options to acquire 9,970 shares of common stock.

(9)  Includes  currently  exercisable   options  to  acquire  89,592  shares  of
     common stock.

(10) Includes 276,963 shares owned by a partnership of which Mr. Schneider and his children are general partners and as to which Mr. Schneider shares voting and dispositive power, 28,734 shares held in a pension trust as to which Mr. Schneider serves as sole trustee and 331 shares which Mr.
     Schneider holds as custodian for his children. Also includes currently exercisable options to acquire 11,620 shares of common stock.

(11) Includes currently exercisable options to acquire 9,000 shares of common stock.

(12) Includes currently exercisable options to acquire 60,100 shares of common stock.

(13) Includes currently exercisable options to acquire 8,000 shares of common stock.

(14) Includes 84,725 shares subject to currently exercisable options held by non-director executive officers of Falcon and 344,622 shares subject to currently exercisable options held by directors of Falcon.

(15) For purposes of determining the aggregate amount and percentage of shares deemed beneficially owned by directors and executive officers of Falcon individually and by all directors, nominees and executive officers as a group, exercise of all currently exercisable options listed in the footnotes hereto is assumed. For such purpose, 9,456,954 shares of common stock are deemed to be outstanding.

                              CERTAIN TRANSACTIONS

Falcon

         Raynor E. Baldwin, a director of Falcon, is President and sole stockholder of Woodsmiths, Incorporated, a manufacturer of table tops, which purchases products from Falcon. During fiscal 1998, Falcon received payments of $179,768 in connection with transactions with Woodsmiths.

Shelby Williams

         William B. Kaplan, a director of Shelby Williams until the consummation of our Acquisition of Shelby Williams, is Chairman and Chief Executive Officer and 50% shareholder of Senior Lifestyle Corporation. Affiliates of Senior Lifestyle have selected and from time to time in the future may select Shelby Williams' products for purchase by building projects managed, but not owned, by such affiliates. Neither Mr. Kaplan, Senior Lifestyle nor such affiliates receive any compensation from Shelby Williams for such selections.

         Douglas A. Parker, a director of Shelby Williams until the consummation of our Acquisition of Shelby Williams, is president and Chief Executive Officer of Leonard Parker Company, Inc. Leonard Parker purchased products from Shelby Williams for resale in the normal course of business in 1998 and such purchases are continuing in 1999. Net sales by Shelby Williams to Leonard Parker for fiscal year 1998 amounted to approximately $7.2 million.

         Trisha Wilson, a director of Shelby Williams until the consummation of our Acquisition of Shelby Williams, has recommended or specified, and from time to time in the future may recommend or specify, Shelby Williams' products for projects in connection with which she or her company renders interior architectural hospitality design services. Neither Ms. Wilson nor her company receives any compensation from Shelby Williams for such recommendations or specifications.

               DESCRIPTION OF THE SENIOR SECURED CREDIT FACILITIES

         In connection with our Acquisition of Shelby Williams, DLJ Capital Funding, Inc. provided senior secured credit facilities (the "Senior Secured Credit Facilities") to us in the aggregate amount of $120.0 million consisting of (1) a six-year revolving credit facility of up to $50.0 million (the "Revolving Credit Facility") and (2) a six-year term loan in the principal amount of $70.0 million (the "Term Loan"). DLJ Capital Funding has arranged a syndicate of other financial institutions that will, together with DLJ Capital Funding, participate in the Senior Secured Credit Facilities.


Repayment

         The Term Loan matures in quarterly installments, resulting in aggregate annual amortization payments as follows.

                                                                     Annual
Year after Closing                                                 Amortization
------------------                                                -------------
                                                                 (In thousands)
          1.................................................            $ 0
          2.................................................          7,000
          3.................................................         10,500
          4.................................................         14,000
          5.................................................         17,500
          6.................................................         21,000


Guarantees; Security

         All of our existing domestic subsidiaries (including Shelby Williams) have guaranteed, and future domestic subsidiaries will guarantee, the Senior Secured Credit Facilities. A first priority security interest in substantially all of our properties and assets and the assets of our existing and future domestic subsidiaries (and all of our non-United States subsidiaries to the extent doing so would not result in material increased tax or similar liabilities to us or our subsidiaries), including a pledge of all of the stock of our domestic subsidiaries and 66% of the stock of our foreign subsidiaries, will secure the Senior Secured Credit Facilities.

Interest

         At our option, the interest rates per annum applicable to the Revolving Credit Facility and Term Loan will be a fluctuating rate of interest determined by reference to (1) the London Interbank Offered Rate ("LIBOR") plus the applicable margin, or (2) the greater of the Prime Rate as set forth on Telerate Page 5 and the rate which is of 1% in excess of the rates on overnight Federal funds transactions as published by the Federal Reserve Bank of New York (the "Base Rate"), plus the applicable margin. The applicable margin will be determined based on our total leverage ratio. For the Revolving Credit Facility and the Term Loan, the applicable margin will range from 1.75% to 2.50% for LIBOR borrowings and from 0.75% to 1.50% for Base Rate borrowings. We are required to obtain and maintain until June 18, 2001 one or more interest rate agreements with respect to the Term Loan to convert the fluctuating interest rate obligations to fixed interest rate obligations in an aggregate principal amount of not less than 50% of the amount of the Term Loan outstanding on June 18, 1999.

Fees

         We have agreed to pay customary fees with respect to the Senior Secured Credit Facilities, including up-front arrangement and funding fees, annual administrative agency fees, and commitment fees on the unused portion of the Revolving Credit Facility.

Use of Proceeds

         The entire amount of the Term Loan was used to finance the Acquisition of Shelby Williams, the refinancing of existing debt in aggregate principal amount of approximately $20.2 million (plus accrued interest) and fees and expenses associated with the Transactions. The Revolving Credit Facility will be available to be used for working capital and general corporate purposes, including to fund possible acquisitions.

Prepayments

         We are permitted to voluntarily prepay the obligations under the Term Loan and to reduce the amount committed under the Revolving Credit Facility without any penalty or premium at any time. We are required to prepay the Term Loan with:

      - 100% of the net proceeds of asset sales, other than sales in the ordinary course of business and sales of obsolete equipment or the proceeds of which do not exceed certain de minimis amounts and subject to other limited exceptions;

      - 100% of the net proceeds of any debt offering, excluding this exchange offer and subject to certain other limited exceptions;

      - 50% of the net proceeds of issuances of equity securities of the Company, if our total leverage ratio exceeds 3.0 to 1, subject to limited exceptions, subject to a reduction to 0% if the total leverage ratio is less than 3.0 to 1; and

      -   75% of excess cash flow of the Company for each fiscal year.

Such mandatory prepayments will be applied to scheduled installments of the Term Loan on a pro rata basis.

Covenants; Events of Default

         The Senior Secured Credit Facilities contain covenants restricting our ability and the ability of any of our subsidiaries to (with limited exceptions), among other things:

         -  incur debt;

         -  subject our assets to liens;

         -  make investments;

         -  incur contingent liabilities;

         - pay dividends (other than in amounts consistent with existing company practice);

         -  merge or sell assets;

         -  make capital expenditures;

         -  enter into sale/lease-back transactions;

         -  enter into new businesses;

         -  discount receivables;

         -  enter into affiliate transactions; and

         -  change our fiscal year.

         In addition, the Senior Secured Credit Facilities require us to meet certain financial performance tests, including a minimum fixed charge coverage ratio, a maximum leverage ratio, a minimum consolidated EBITDA test and a minimum consolidated net worth test.

         The Senior Secured Credit Facilities also contain certain conditions under which an event of default under the Senior Secured Credit Facilities will exist, including:

         - failure to make payments when due under the Senior Secured Credit Facilities;

         -  defaults in other agreements;

         -  breach of covenants;

         -  material misrepresentations;

         -  involuntary or voluntary bankruptcy;

         -  judgments or attachments against us;

         -  dissolution; and

         -  changes in control.

                            DESCRIPTION OF NEW NOTES

         As used in this "Description of New Notes," the term the "Company" refers only to Falcon Products, Inc., a Delaware corporation, and not to any of our Subsidiaries. You can find the definitions of certain terms used in this description under the subheading "Certain Definitions."

         The  Company  will  issue  the  New  Notes  under  an  Indenture   (the
"Indenture") among itself, the Guarantors and The Bank of New York, as trustee (the "Trustee"). The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The New Notes are subject to all such terms, and holders of New Notes (the "Holders") are referred to the Indenture and the Trust Indenture Act for a statement thereof.

         The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the New Notes. Copies of the Indenture are available as set forth below under "Where You Can Find More Information."

         Brief Description of the New Notes and the Guarantees

         The New Notes

         The New Notes:

         (1) are general obligations of the Company;

         (2) are subordinated in right of payment to all existing and future Senior Debt of the Company;

         (3) are senior in right of payment to any future subordinated Indebtedness of the Company; and

         (4) are unconditionally guaranteed by the Guarantors.

         The Guarantees

         The New Notes are unconditionally guaranteed by all of the Domestic Subsidiaries of the Company on a senior subordinated basis.

         The Guarantees of the New Notes:

         (1) are general obligations of each Guarantor;

         (2) are subordinated in right of payment to all existing and future Senior Debt of each Guarantor; and

         (3) are senior in right of payment to any future subordinated Indebtedness of each Guarantor.

         As of the Issue Date, all of our subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the subheading "--Certain Covenants--Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Unrestricted Subsidiaries will not guarantee the New Notes.

         Not all of our Restricted Subsidiaries will guarantee the New Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

Principal, Maturity and Interest

         The Company will issue New Notes with a maximum aggregate principal amount of $100.0 million. The New Notes will be in denominations of $1,000 and integral multiples of $1,000. The New Notes will mature on June 15, 2009.

         Interest on the New Notes will accrue at the rate of 11 3/8% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 1999. The Company will make each interest payment to the Holders of record of the New Notes on the immediately preceding June 1 and December 1, respectively.

         Interest on the New Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the New Notes

         If a Holder has given wire transfer instructions to the Company, the Company will make all principal, premium and interest payments on those New Notes in accordance with those instructions. All other payments on the New Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the New Notes

         The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders of the New Notes, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

         A Holder may transfer or exchange New Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any New Note selected for redemption. Also, the Company is not required to transfer or exchange any New Note for a period of 15 days before a selection of New Notes to be redeemed. The registered Holder will be treated as the owner of it for all purposes.

Subsidiary Guarantees

         The Guarantors will jointly and severally guarantee the Company's obligations under the New Notes. Each Subsidiary Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor.

         The Indenture provides that a Guarantor may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person, whether or not such Person is affiliated with such Guarantor), another Person unless: (1) immediately after giving effect to that transaction, no Default or Event of Default exists; and (2) either: (a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor pursuant to a supplemental indenture satisfactory to the Trustee; or (b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture.

         The Subsidiary Guarantee of a Guarantor will be released: (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation), if the Company applies the Net Proceeds of that sale or other disposition, in accordance with the applicable provisions of the Indenture; or (2) in connection with any sale of all of the capital stock of a Guarantor, if the Company applies the Net Proceeds of that sale in accordance with the applicable provisions of the Indenture; or (3) if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary.

      See "--Repurchase at Option of Holders--Asset Sales."

Subordination

         The payment of principal, premium, if any, and interest on the New Notes are subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Senior Debt of the Company, whether outstanding on the Issue Date or thereafter incurred.

         The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt, whether or not allowed as a claim in such proceeding) before the Holders of New Notes will be entitled to receive any payment with respect to the New Notes (except that Holders of New Notes may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance"), in the event of any distribution to creditors of the Company: (1) in a liquidation or dissolution of the Company; (2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property; (3) in an assignment for the benefit of creditors; or (4) in any marshalling of the Company's assets and liabilities.

         The Company also may not make any payment in respect of the New Notes (except in Permitted Junior Securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if: (1) a payment default on Designated Senior Debt occurs and is continuing; or (2) any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the New Notes may and shall be resumed: (1) in the case of a payment default, upon the date on which such default is cured or waived; and (2) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

         The Company must promptly notify holders of Senior Debt if payment of the New Notes is accelerated because of an Event of Default. As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of the New Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See "Risk Factors--Your Right to Receive Payments on the New Notes is Junior to our Bank and other Unsubordinated Indebtedness and Possibly all of our Future Borrowings and the Guarantors of the New Notes are Junior to all Guarantors' Existing Senior Indebtedness and Possibly to all of their Future Borrowings."

Optional Redemption

         At any time prior to June 15, 2002, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of New Notes issued under the Indenture at a redemption price of 111.375% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that

           (1) at least 65% of the aggregate principal amount of New Notes issued on the Issue Date remains outstanding immediately after the occurrence of such redemption (excluding New Notes held by the Company and its Subsidiaries); and

           (2) the redemption must occur within 45 days of the date of the closing of such Public Equity Offering.

         Except pursuant to the preceding paragraph, the New Notes will not be redeemable at the Company's option prior to June 15, 2004. On or after June 15, 2004, the Company may redeem the New Notes, in whole or from time to time in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

        Year                                                       Percentage
        ----                                                       ----------
        2004....................................................     105.688%
        2005.....................................................    103.792%
        2006.....................................................    101.896%
        2007 and thereafter......................................    100.000%


Repurchase at the Option of Holders

         Change of Control

         If a Change of Control occurs, each Holder of New Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder's New Notes pursuant to the Change of Control Offer. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of New Notes repurchased plus accrued and unpaid interest thereon, if any, to the date of purchase. Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase New Notes on the Change of Control Payment Date specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the New Notes as a result of a Change of Control.

         On the Change of Control Payment Date, the Company will, to the extent lawful:

           (1) accept for payment all New Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

           (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all New Notes or portions thereof so tendered; and

           (3) deliver or cause to be delivered to the Trustee the New Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of New Notes or portions thereof being purchased by the Company.

         The Paying Agent will promptly mail to each Holder of New Notes so tendered the Change of Control Payment for such New Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a New Note equal in principal amount to any unpurchased portion of the New Notes surrendered, if any; provided that each such replacement New Note will be in a principal amount of $1,000 or an integral multiple thereof.

         Prior to complying with any of the provisions of this "Change of Control" covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of New Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the New Notes to require that the Company repurchase or redeem the New Notes in the event of a takeover, recapitalization or similar transaction.

         The Company's outstanding Senior Debt currently limits our ability to purchase New Notes, and also provides that certain change of control events with respect to the Company would constitute a default under the agreements governing the Senior Debt. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing New Notes, the Company could seek the consent of its senior lenders to the purchase of New Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing New Notes. In such case, the Company's failure to purchase tendered New Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of New Notes.

         The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all New Notes validly tendered and not withdrawn under such Change of Control Offer.

         The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole.
Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of New Notes to require the Company to repurchase such New Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

         Asset Sales

         The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

           (1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

           (2) such fair market value is determined by the Company's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee; and

           (3) at least 85% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

                 (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet), of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the New Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

                 (b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion).

         Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option:

           (1) to repay permanently Senior Debt of the Company or Senior Debt of any Guarantor and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

           (2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

           (3) to make a capital expenditure; or

           (4) to acquire other assets that are used or useful in a Permitted Business.

         Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

         Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will make an Asset Sale Offer to all Holders of New Notes and all holders of other Indebtedness that is pari passu with the New Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of New Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of New Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the New Notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Selection and Notice

         If less than all of the New Notes are to be redeemed at any time, the Trustee will select New Notes for redemption as follows:

           (1) if the New Notes are listed, in compliance with the requirements of the principal national securities exchange on which the New Notes are listed; or

           (2) if the New Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

         No New Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of New Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

         If any New Note is to be redeemed in part only, the notice of redemption that relates to that New Note shall state the portion of the principal amount thereof to be redeemed. A New Note in principal amount equal to the unredeemed portion of the original New Note will be issued in the name of the Holder thereof upon cancellation of the original New Note. New Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on New Notes or portions of them called for redemption.

Certain Covenants

         Restricted Payments

         The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

           (1) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company);

           (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company or any Restricted Subsidiary of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

           (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that (a) is pari passu with the New Notes, (b) is subordinate in right of payment to the Subsidiary Guarantees or (c) otherwise constitutes Subordinated Indebtedness (other than the New Notes or the Subsidiary Guarantees), except a payment of interest or principal at the Stated Maturity thereof or pursuant to any required sinking fund payments; or

           (4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

      unless, at the time of and after giving effect to such Restricted Payment:

           (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

           (2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

           (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2) and (3) of the next succeeding paragraph), is less than the sum, without duplication, of

                 (a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

                 (b) 100% of the aggregate net cash proceeds received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), plus

                 (c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment.

      The preceding provisions will not prohibit:

           (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

           (2) the redemption, repurchase, retirement, defeasance or other acquisition of any pari passu or Subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company or any Guarantor in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3) (b) of the preceding paragraph;

           (3) the defeasance,  redemption,  repurchase or other  acquisition of
      (a) pari passu Indebtedness, (b) Indebtedness which is subordinate in right of payment to the Subsidiary Guarantees or (c) Subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

           (4) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis provided that, at the time of the declaration of any such dividends, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

           (5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement; provided that (i) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period (with unused amounts in any calendar year being carried over to succeeding calendar years, without being subject to any maximum due to such carry over treatment or expiration of any amounts so carried over) and (ii) at the time of the aforementioned repurchase, redemption, acquisition or retirement, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

         The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $5.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

         Incurrence of Indebtedness and Issuance of Preferred Stock

         The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired
Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and any Guarantor may incur Indebtedness (including Acquired Debt), and the Company may issue Disqualified Stock, if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least (a) 2.0 to 1 if such Indebtedness is incurred on or prior to June, 2001 and (b) 2.25 to 1 if such Indebtedness is incurred thereafter, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

         The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

           (1) the incurrence by the Company and any Guarantor of Indebtedness and letters of credit under one or more Credit Facilities; provided that the aggregate principal amount of all Indebtedness and letters of credit of the Company outstanding under all Credit Facilities after giving effect to such incurrence (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and the Guarantors thereunder) does not exceed an amount equal to $135 million less the aggregate amount applied by the Company or any of its Subsidiaries since the Issue Date to permanently repay Indebtedness (and, if any of such Indebtedness is revolving credit Indebtedness, to reduce commitments with respect thereto) under a Credit Facility as a result of asset dispositions;

           (2) the incurrence by the Company and its Subsidiaries of Existing Indebtedness;

           (3) the incurrence by the Company and the Guarantors of Indebtedness represented by the New Notes in an aggregate principal amount of $100.0 million at any time outstanding and the Subsidiary Guarantees;

           (4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any time outstanding;

           (5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4) or (9) of this paragraph;

           (6) the incurrence by the Company or any Guarantor of intercompany Indebtedness between or among the Company and any of the Guarantors; provided, however, that:

                (a) such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the New Notes, in the case of the Company, or the Subsidiary Guarantee of such Guarantor, in the case of a Guarantor; and

                 (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Guarantor and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Guarantor shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or any such Guarantor, as the case may be, that was not permitted by this clause (6);

           (7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging (i) interest rate risk with respect to any floating rate Indebtedness or (ii) foreign currency valuation risk; in either case, in respect of Indebtedness that is permitted by the terms of the Indenture to be outstanding;

           (8) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

           (9) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (9), not to exceed $7.5 million;

           (10) Indebtedness of the Company's Foreign Subsidiaries in an amount not to exceed $7.5 million at any time outstanding; and

           (11) the accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

         For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (11) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the Issue Date shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the preceding paragraph. Subject to the other terms of the Indenture, any Indebtedness incurred in accordance with this covenant may be incurred under the Credit Agreement.

         For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S.
dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

         No Senior Subordinated Debt

         The Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of the Company and senior in any respect in right of payment to the New Notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of such Guarantor and senior in any respect in right of payment to such Guarantor's Subsidiary Guarantee.

         Liens

         The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

         Dividend and Other Payment Restrictions Affecting Subsidiaries

         The  Company  will  not,  and will  not  permit  any of its  Restricted
Subsidiaries to, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

           (1) pay dividends or make any other distributions on its Capital Stock to the Company or any of the Company's Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of the Company Restricted Subsidiaries;

           (2) make loans or advances to the Company or any of the Company's Restricted Subsidiaries; or

           (3) transfer any of its properties or assets to the Company or any of the Company's Restricted Subsidiaries.

         However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

           (1) Existing Indebtedness and the Credit Agreement, in each case as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness or Credit Agreement, as in effect on the Issue Date;

           (2) the Indenture, the Subsidiary Guarantees and the New Notes;

           (3) applicable law;

           (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

           (5) customary non-assignment provisions in licenses or leases entered into in the ordinary course of business and consistent with past practices;

           (6) purchase money or capital lease obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

           (7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

           (8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

           (9) Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "--Liens" that limit the right of the Company or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

           (10)  provisions  with respect to the  disposition or distribution of
      assets  or  property  in  joint  venture   agreements  and  other  similar
      agreements entered into in the ordinary course of business; and

           (11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

         Merger, Consolidation, or Sale of Assets

         The Company may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

           (1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

           (2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the New Notes and the Indenture pursuant to agreements reasonably satisfactory to the Trustee;

           (3) immediately after such transaction no Default or Event of Default exists; and

           (4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company):

                 (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

                 (b) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

         In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Merger, Consolidation, or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Subsidiaries.

         Transactions with Affiliates

         The  Company  will  not,  and will  not  permit  any of its  Restricted
Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

           (1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

           (2) the Company delivers to the Trustee:

                 (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate
           Transaction  complies  with this  covenant  and that  such  Affiliate
           Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

                 (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

         The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

           (1) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary;

           (2) transactions between or among the Company and/or its Restricted Subsidiaries;

           (3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company; and

           (4) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments."


         Additional Subsidiary Guarantees

         If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the Issue Date or if any Foreign Subsidiary becomes a Domestic Subsidiary, then that newly acquired or created Restricted Subsidiary must become a Guarantor and execute a supplemental indenture satisfactory to the Trustee and deliver an Opinion of Counsel to the Trustee within 10 Business Days of the date on which it was acquired or created, provided, this covenant shall not apply to any Subsidiary that has been properly designated as an Unrestricted Subsidiary.

         Designation of Restricted and Unrestricted Subsidiaries

         The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will either reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "--Restricted Payments" or reduce the amount available for future Investments under one or more clauses of the definition of "Permitted Investments." All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will only be permitted if such Restricted Payment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

         Sale and Leaseback Transactions

         The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company or any Restricted Subsidiary of the Company that is a Guarantor may enter into a sale and leaseback transaction if:

           (1) the Company or that Guarantor, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption "--Incurrence of Additional Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "--Liens";

           (2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee, of the property that is the subject of such sale and leaseback transaction; and

           (3) the transfer of assets in that sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption "--Asset Sales."

         Limitation on Issuances and Sales of Equity Interests in Wholly Owned Subsidiaries

         The Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), unless:

           (1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Restricted Subsidiary; and

           (2) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Asset Sales,"

provided, however, that the restrictions in clauses (1) and (2) above shall not apply to (a) the issuance of Disqualified Stock in compliance with the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" or (b) the pledge of the Capital Stock of any Restricted Subsidiary of the Company in compliance with the covenant described above under the caption "--Liens."

         In addition, the Company will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company.

      Limitations on Issuances of Guarantees of Indebtedness

         The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the New Notes by such Restricted Subsidiary, which Guarantee shall be senior to or pari passu with such Restricted Subsidiary's Guarantee of or pledge to secure such other Indebtedness, unless such other Indebtedness is Senior Debt, in which case the Guarantee of the New Notes shall be subordinated to the Guarantee of such Senior Debt to the same extent as the New Notes are subordinated to such Senior Debt.

         Notwithstanding the preceding paragraph, any Subsidiary Guarantee of the New Notes will provide by its terms that it will be automatically and unconditionally released and discharged under the circumstances described above under the caption "--Subsidiary Guarantees." The form of the Subsidiary Guarantee will be part of the Indenture.

         Business Activities

         The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses.

         Payments for Consent

         The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of New Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the New Notes unless such consideration is offered to be paid and is paid to all Holders of the New Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

         Reports

         Whether or not required by the SEC, so long as any New Notes are outstanding, the Company will furnish to the Holders of New Notes, within the time periods specified in the SEC's rules and regulations:

           (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

           (2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

         If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, or if any of the Company's Subsidiaries are not Guarantors, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries that are Guarantors separate from the financial condition and results of operations of the Subsidiaries that are not Guarantors and the Unrestricted Subsidiaries of the Company.

         In addition, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. For all reporting periods ending subsequent to June 14, 1999, the Issuer shall include in each Form 10-Q and Form 10-K a presentation, which need not be audited, of sales, operating income, interest expense, depreciation and amortization, and capital expenditures for such operating period and the twelve months ended on the last day of such reporting period, on a pro forma basis consistent with the presentation under the "Unaudited Pro Forma Consolidated Statement of Income" section of this prospectus.

Events of Default and Remedies

         Each of the following is an Event of Default:

           (1) default for 30 days in the payment when due of interest on the New Notes, whether or not prohibited by the subordination provisions of the Indenture;

           (2) default in payment when due of the principal of or premium, if any, on the New Notes, whether or not prohibited by the subordination provisions of the Indenture;

           (3) failure by the Company or any of its Subsidiaries to comply with the provisions described under the captions "--Change of Control," "--Merger, Consolidation or Sale of Assets," "--Asset Sales," "--Restricted Payments" or "--Incurrence of Indebtedness and Issuance of Preferred Stock";

           (4) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to comply with any of the other agreements in the Indenture or the New Notes;

           (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

                 (a)  is  caused  by  a  failure  to  pay   principal   of  such
           Indebtedness when due at final stated maturity (after giving effect to any grace period related thereto) (a "Payment Default"); or

                 (b) results in the acceleration of such Indebtedness prior to its express maturity,

      and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

           (6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million (net of any amounts with respect to which a reputable and creditworthy insurance company has acknowledged liability in writing), which judgments are not paid, discharged or stayed for a period of 60 days;

           (7) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

           (8) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

         In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding New Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a notice of acceleration (the "Acceleration Notice") and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or five Business Days after receipt by the Company and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Defaults is then continuing.

         Holders of the New Notes may not enforce the Indenture or the New Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. In the event of a declaration of acceleration of the New Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (5) of the preceding paragraph, the declaration of acceleration of the New Notes shall be automatically annulled if the holders of any Indebtedness described in clause (5) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (i) the annulment of the acceleration of the New Notes would not conflict with any judgment or decree of a court of competent jurisdiction, and (ii) all existing Events of Default, except nonpayment of principal or interest on the New Notes that became due solely because of the acceleration of the New Notes, have been cured or waived. The Trustee may withhold from Holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         The Holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the New Notes.

         In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the New Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the New Notes. If an Event of Default occurs prior to June 15, 2004, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the New Notes prior to June 15, 2004, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the New Notes.

         The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

         No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the New Notes, the Indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of New Notes by accepting a New Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

         The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding New Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

           (1) the rights of Holders of outstanding New Notes to receive payments in respect of the principal of, premium, if any, and interest on such New Notes when such payments are due from the trust referred to below;

           (2) the Company's obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

           (3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

           (4) the Legal Defeasance provisions of the Indenture.

         In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the New Notes. In the event
Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the New Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance:

           (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding New Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the New Notes are being defeased to maturity or to a particular redemption date;

           (2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

           (3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

           (4) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

            (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the Credit Agreement or any other material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

           (6) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

           (7) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of New Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

           (8) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

         Except as described in the next three succeeding paragraphs, the Indenture or the New Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the New Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for New Notes), and any existing default or compliance with any provision of the Indenture or the New Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding New Notes (including consents obtained in connection with a tender offer or exchange offer for New Notes).

         Without the consent of each Holder affected, an amendment or waiver may not (with respect to any New Notes held by a non-consenting Holder):

           (1) reduce the principal amount of New Notes whose Holders must consent to an amendment, supplement or waiver;

           (2) reduce the principal of or change the fixed maturity of any New Note or alter the provisions with respect to the redemption of the New
      Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders");

           (3) reduce the rate of or change the time for payment of interest on any New Note;

           (4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the New Notes (except a rescission of acceleration of the New Notes by the Holders of at least a majority in aggregate principal amount of the New Notes and a waiver of the payment default that resulted from such acceleration);

           (5) make any New Note payable in money other than that stated in the New Notes;

           (6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of New Notes to receive payments of principal of or premium, if any, or interest on the New Notes;

           (7) waive a redemption payment with respect to any New Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders"); or

           (8) make any change in the preceding amendment and waiver provisions.

         In addition, any amendment to, or waiver of, the provisions of the Indenture relating to subordination that adversely affects the rights of the Holders of the New Notes will require the consent of the Holders of at least 75% in aggregate principal amount of New Notes then outstanding.

         Notwithstanding the preceding, without the consent of any Holder of New Notes, the Company and the Trustee may amend or supplement the Indenture or the New Notes:

           (1) to cure any ambiguity, defect or inconsistency;

           (2) to provide for uncertificated New Notes in addition to or in place of certificated New Notes;

           (3) to provide for the assumption of the Company's obligations to Holders of New Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets;

           (4) to make any change that would provide any additional rights or benefits to the Holders of New Notes or that does not adversely affect the legal rights under the Indenture of any such Holder; or

           (5) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.


Transfer and Exchange

         A Holder may transfer or exchange New Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture.

         The registered holder of a New Note will be treated as the owner of it for all purposes.

Concerning the Trustee

         If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

         The Holders of a majority in principal amount of the then outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of New Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

         Except as set forth below, New Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. New Notes will be issued at the closing of this exchange offer only against delivery of the tendered Original Notes.

         The New Notes initially will be represented by one or more New Notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

         Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for New Notes in certificated form except in limited circumstances.

         In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Cedel), which may change from time to time.

Depository Procedures

         The following description of the operations and procedures of DTC, Euroclear and Cedel are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

         DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

         DTC  has  also  advised  the  Company  that,   pursuant  to  procedures
established by it:

           (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the tendering Holders with portions of the principal amount of the Global Notes; and

           (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

         Investors in the Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Cedel) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Cedel, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Cedel may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

         Except as described below, owners of interests in the Global Notes will not have New Notes registered in their names, will not receive physical delivery of New Notes in certificated form and will not be considered the registered owners or "Holders" thereof under the Indenture for any purpose.

         Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the New Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Guarantors, the Trustee nor any agent of the Company, the Guarantors, or the Trustee has or will have any responsibility or liability for:

           (1) any aspect of DTC's records or any Participant's or Indirect Participant's (including Euroclear and Cedel, without limitation) records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's (including Euroclear and Cedel, without limitation) records relating to the beneficial ownership interests in the Global Notes; or

           (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants (including Euroclear and Cedel, without limitation).

         DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee, the Company or the Guarantors. The Company, the Guarantors and the Trustee will not be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the New Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

         Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Cedel will be effected in accordance with their respective rules and operating procedures.

         Subject to compliance with the transfer restrictions applicable to the New Notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositories for Euroclear or Cedel.

         DTC has advised the Company that it will take any action permitted to be taken by a Holder of New Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC reserves the right to exchange the Global Notes for legended New Notes in certificated form, and to distribute such New Notes to its Participants.

         Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. The Company, the Guarantors, the Trustee and their respective agents will not have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certain Definitions

         Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      "Acquired Debt" means, with respect to any specified Person:

           (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

           (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

         "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

         "Asset Sale" means:

           (1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of Cash Equivalents or inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

           (2) the issuance of Equity Interests by any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries,

         Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

                 (a) any single transaction or series of related transactions that: (i) involves assets having a fair market value of less than $1.0 million; or (ii) results in net proceeds to the Company and its Restricted Subsidiaries of less than $1.0 million;

                 (b) a transfer of assets (i) between or among the Company and any Guarantor or (ii) between or among a Restricted Subsidiary of the Company that is not a Subsidiary Guarantor to another Restricted Subsidiary of the Company that is not a Subsidiary Guarantor;

                 (c) an issuance of Equity Interests (i) by a Guarantor to the Company or to another Guarantor or (ii) by a Restricted Subsidiary of the Company that is not a Subsidiary Guarantor to another Restricted Subsidiary of the Company that is not a Subsidiary Guarantor; and

                 (d) a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments."

         "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

         "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as such term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

         "Capital Stock" means:

           (1) in the case of a corporation, corporate stock;

           (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

           (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

           (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

         "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds with assets of $100.0 million or greater which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

         "Change of Control" means the occurrence of any of the following:

           (1) the sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act);

           (2) the adoption of a plan relating to the liquidation or dissolution of the Company;

           (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), becomes the Beneficial Owner, directly or indirectly, of more than 35% of the Voting Stock of the Company, measured by voting power rather than number of shares;

           (4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

           (5) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person immediately after giving effect to such issuance.

         "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus:

           (1) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

           (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

           (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

           (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

           (5) non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

         Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

         "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

           (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Subsidiary thereof;

           (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

           (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

           (4) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries; and

           (5) the cumulative effect of a change in accounting principles shall be excluded.

         "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of:

           (1) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; plus

           (2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

         "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

           (1) was a member of such Board of Directors on the Issue Date; or

           (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

         "Credit Agreement" means that certain Credit Agreement, dated as of June 17, 1999, by and among the Company, DLJ Capital Funding, Inc., as Administrative Agent, and the other parties thereto providing for revolving credit and term loans, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, supplemented, extended, renewed, restated, refunded, replaced or refinanced from time to time, including any amendment,
modification,    supplement,   extension,   renewal,   restatement,   refunding,
replacement or refinancing that increases the amount borrowable thereunder provided such Indebtedness could be incurred under the Indenture or alters the maturity thereof.

         "Credit Facilities" means, with respect to the Company or any Guarantor, one or more debt facilities or commercial paper facilities, including, without limitation, the Credit Agreement, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

         "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

         "Designated  Senior  Debt"  means  (1)  Obligations  under  the  Credit
Agreement and (2) any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt."

         "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the New Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain Covenants--Restricted Payments."

         "Domestic Subsidiary" means a Subsidiary that is organized under the laws of the United States, any state thereof or the District of Columbia.

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

         "Existing Indebtedness" means the Indebtedness of the Company and its Restricted Subsidiaries in existence on the Issue Date, until such amounts are repaid.

         "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

           (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, pursuant to Hedging Obligations; plus

           (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

           (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

           (4) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

         "Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

         In addition,  for  purposes of  calculating  the Fixed Charge  Coverage
Ratio:

           (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

           (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

           (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

         For the purpose of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Fixed Charges associated with any Indebtedness Incurred in connection therewith, or any other calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

         "Foreign Subsidiary" means any Restricted Subsidiary that was organized under the laws of a jurisdiction outside the United States and substantially all of whose assets are located and business is conducted outside of the United States.

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

         "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

         "Guarantors" means each of:

           (1) the Company's Domestic Subsidiaries; and

           (2) any other subsidiary that executes a Subsidiary Guarantee;

and their respective successors and assigns.

         "Hedging   Obligations"   means,  with  respect  to  any  Person,   the
obligations of such Person under:

           (1)  foreign  currency  exchange   agreements,   interest  rate  swap
      agreements,   interest  rate  cap  agreements  and  interest  rate  collar agreements; and

           (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

         "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

           (1) in respect of borrowed money;

           (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

           (3) in respect of banker's acceptances;

           (4) representing Capital Lease Obligations;

           (5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

           (6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

         The amount of any Indebtedness outstanding as of any date shall be:

           (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

           (2)  the  principal   amount   thereof  in  the  case  of  any  other
      Indebtedness.

         "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity
Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Restricted Payments."

         "Issue Date" means the date of original issuance of the Original Notes.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

         "Net Income" means, with respect to any Person, the net income (loss) of such Person and its Restricted Subsidiaries, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

           (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

           (2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

         "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale.

         "Non-Recourse Debt" means Indebtedness:

           (1) as to  which  neither  the  Company  nor  any  of its  Restricted
      Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),
      (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

           (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the New Notes or the Credit Facilities) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

           (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

         "Obligations"   means  any  principal,   interest,   penalties,   fees,
indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Permitted Business" means the manufacture, distribution and marketing of furniture and related products.

         "Permitted Investments" means:

           (1) any Investment in the Company or in a Wholly Owned Restricted Subsidiary that is not a Guarantor;

           (2) any Investment in Cash Equivalents;

           (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

                 (a) such Person becomes a Guarantor or

                 (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Guarantor;

           (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales";

           (5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

           (6) Hedging Obligations;

           (7) other Investments in any Person engaged in a Permitted Business having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (7) since the Issue Date, not to exceed $5.0 million;

           (8) other Investments in any Foreign Subsidiary having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) since the Issue Date, not to exceed $2.5 million;

           (9) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits;

           (10) accounts receivable and commercially reasonable advances to customers in the ordinary course of business and extensions of trade credit; and

           (11) any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default.

         "Permitted Junior Securities" means: (1) Equity Interests in the Company; or (2) debt securities of the Company that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to the same extent as, or to a greater extent than, the New Notes and the Subsidiary Guarantees are subordinated to Senior Debt pursuant to Article Eight of the Indenture, that have a final maturity date and a weighted average life to maturity which is the same as or greater than, the New Notes and that are not secured by a Lien on any assets.

         "Permitted Liens" means:

           (1) Liens on the assets of the Company and any Guarantor securing Indebtedness and other Obligations under the Credit Facilities that were permitted by the terms of the Indenture to be incurred;

           (2) Liens in favor of the Company or the Guarantors;

           (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

           (4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;

           (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

           (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness;

           (7) Liens existing on the Issue Date;

           (8) Liens on Assets of the Company and of the Guarantors to secure Senior Debt of the Company or any such Guarantors that was permitted by the Indenture to be incurred;

           (9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; and

           (10) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding.

         "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

           (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premiums, prepayments, penalties and reasonable expenses incurred in connection therewith);

           (2) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

           (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the New Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the New Notes on terms at least as favorable to the Holders of New Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

           (4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

         "Public Equity Offering" means any underwritten public offering of common stock of the Company in which the gross proceeds to the Company are at least $35.0 million.

         "Restricted Investment" means an Investment other than a Permitted Investment.

         "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

         "Senior Debt" means:

           (1) all Indebtedness and all Obligations (including without limitation interest accruing after filing of a petition in bankruptcy whether or not such interest is an allowable claim in such proceeding) of the Company or its Subsidiaries, including without limitation any Guarantees of such Obligations, pursuant to the Credit Facilities and all Hedging Obligations with respect thereto;

           (2) any other Indebtedness permitted to be incurred by the Company or the Guarantors under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the New Notes; and

           (3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

         Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

           (1) any liability for federal, state, local or other taxes owed or owing by the Company;

           (2) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates;

           (3) any trade payables; or

           (4) any Indebtedness that is incurred in violation of the Indenture.

         "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

         "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

         "Subordinated Indebtedness" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the New Notes pursuant to a written agreement.

         "Subsidiary" means, with respect to any Person:

           (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

           (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or
      (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

         "Subsidiary Guarantee" means that certain Subsidiary Guarantee executed by the Guarantors in accordance with the terms of the Indenture.

         "Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

           (1) has no Indebtedness other than Non-Recourse Debt;

           (2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

           (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

           (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and

           (5) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries.

         Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an
Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

         "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

           (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

           (2) the then outstanding principal amount of such Indebtedness.

         "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         Set forth below are the material United States federal income tax consequences relevant to, in the opinion of Gallop, Johnson & Neuman, L.C., our legal counsel, the exchange offer. Except where noted, the following deals only with New Notes held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code") by a holder of New Notes that is an individual citizen or resident of the United States or a United States corporation that purchased the New Notes pursuant to their original issue. The following does not deal with special situations, such as those of broker-dealers, tax-exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, insurance companies, or persons holding New Notes as part of a hedging or conversion transaction or a straddle. Furthermore, the following is based upon the provisions of the Internal Revenue Code and regulations, rulings and judicial decisions promulgated under the Internal Revenue Code as of the date hereof. Such authorities may be repealed, revoked, or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

         As used herein, a "United States person" is

         (1) a citizen or resident of the U.S.,

         (2) a corporation, partnership or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof,

         (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source,

         (4) a trust if

             (A) a United States court is able to exercise primary supervision over the administration of the trust and

             (B) one or more United States persons have the authority to control all substantial decisions of the trust,

         (5) a certain type of trust in existence on August 20, 1996, which was treated as a United States person under the Internal Revenue Code in effect immediately prior to such date and which has made a valid election to be treated as a United States person under the Internal Revenue Code, and

         (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of its worldwide taxable income.

         A U.S. Holder is a beneficial owner of a New Note who is a United States person. A Non-U.S. Holder is a beneficial owner of a New Note that is not a U.S. Holder.

The Exchange Offer

         The exchange of New Notes pursuant to the exchange offer will be treated as a continuation of the corresponding Original Notes because the terms of the New Notes are not materially different from the terms of the Original Notes. Accordingly:

         (1) such exchange will not constitute a taxable event to a U.S. Holder,

         (2) no gain or loss will be realized by a U.S. Holder upon receipt of a New Note,

         (3) the holding period of the New Note will include the holding period of the Original Note exchanged therefor and

         (4) the adjusted tax basis of the New Notes will be the same as the adjusted tax basis of the Original Notes exchanged.

         The filing of a shelf registration statement should not result in a taxable exchange to us or any holder of a New Note.

Tax Consequences to U.S. Holders

         Payments of Interest. If you are a U.S. Holder, generally you will be required to include interest payable on a New Note in your gross income as ordinary interest income at the time it accrues or when you receive it, in accordance with your method of accounting for federal income tax purposes.

         Sale or Retirement of the New Notes. When you sell or exchange a New Note, or when the Company retires a New Note, you will recognize capital gain or loss equal to the difference between the amount you realized on the sale, exchange or retirement and your adjusted tax basis in the New Note. For these purposes, the amount you realize does not include any amount attributable to accrued interest on the New Note. Amounts attributable to accrued interest on the New Note are treated as interest as described under "Payments of Interest" above. Such capital gain will be long-term capital gain if at the time of such sale, exchange or retirement the New Note has been held by you for more than 12 months, and will be short-term capital gain if the New Note has been held by you for 12 months or less. In the case of certain non-corporate taxpayers, long-term capital gain will be subject to tax at a maximum rate of 20% and short-term capital gain will be taxable as ordinary income at a maximum rate of 39.6%. Capital gains (whether short-term or long-term) recognized by corporations will be taxed at the same rates applicable to ordinary income, although the distinction between capital gain or loss and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Market Discount

         If a U.S. Holder acquires a New Note after its original issue for an amount that is less than its adjusted issue price at the time of acquisition, the amount of the difference will be treated as "market discount," unless such difference is less than a specified de minimis amount. The adjusted issue price of a New Note is its stated redemption price at maturity reduced by any payments of principal thereon at the time of the acquisition thereof.

         Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a New Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such New Note at the time of such payment or disposition. In addition, the U.S. Holder may be required to defer, until the maturity of the New Note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such New Notes.

         Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the New Note, unless the U.S. Holder elects to accrue such discount on a constant interest rate method. A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest rate method. This election is made on a debt-by-debt basis and is irrevocable. If this election is made, the Holder's basis in the New Note will be increased to reflect the amount of income recognized and the rules described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Amortizable Bond Premium

         A U.S. Holder that purchases a New Note for an amount in excess of the principal amount will be considered to have purchased such New Note with "amortizable bond premium." A U.S. Holder generally may elect to amortize the premium over the remaining term of the New Note on a constant yield method as applied with respect to each accrual period of the New Note, and allocated ratably to each day within an accrual period in a manner substantially similar to the method of calculating daily portions of original issue discount, as described above. However, because the New Notes may be optionally redeemed for an amount that is in excess of their principal amount, special rules apply that could result in a deferral of the amortization of bond premium until later in the term of the New Note. The amount amortized in any year will be treated as a reduction of the U.S. Holder's interest income, including original issue discount income, from the New Note. Bond premium on a New Note held by a U.S. Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized upon disposition of the New Note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

         Backup Withholding and Information Reporting. Certain noncorporate U.S. Holders may be subject to backup withholding at a rate of 31% on payments of principal, and interest on, and the proceeds of disposition of, a New Note. Backup withholding will apply only if:

      (1) the U.S. Holder fails to furnish its Taxpayer Identification Number ("TIN") in the manner required (which number, for an individual, would be his or her Social Security number);

      (2)  the U.S. Holder furnishes an incorrect TIN;

      (3) the Internal Revenue Service notifies the Company or other payor that the U.S. Holder has underreported payments of interest or dividends; or

      (4) under certain circumstances, the U.S. Holder fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding.

Tax Consequences to Non-U.S. Holders

         Payments of Interest. If you are not a U.S. Holder (referred to as a "Non-U.S. Holder"), payments of interest on the New Notes to you will generally not be subject to U.S. federal income or withholding tax, provided that:

(1) (a) you are not (A) a direct or indirect owner of 10% or more of the total voting power of all voting equity interests in the Company within the meaning of Section 871(h)(3) of the Internal Revenue Code and the Regulations thereunder or (B) a controlled foreign corporation related to us within the meaning of Section 864(d)(4) of the Internal Revenue Code;

         (b) such interest is not effectively connected with your conduct of a trade or business within the United States; and

         (c) we or our paying agent receives (A) from you, a properly completed Form W-8 (or substitute Form W-8), signed under the penalties of perjury, which provides your name and address and certifies that you are a Non-U.S. Holder or (B) from a security clearing organization, bank or other financial institution that holds the New Notes in the ordinary course of its trade or business (a "Financial Institution") on your behalf, a statement certifying under penalties of perjury that it has received such a Form W-8 (or substitute Form W-8) from you, or that it has received from another Financial Institution a statement that it has received a Form W-8 (or substitute Form W-8) from you, and a copy of such Form W-8 is furnished to the payor; or

(2) if you are entitled to the benefits of an income tax treaty under which interest on the New Notes is exempt from United States federal withholding tax and you provide a properly executed Form 1001 claiming the exemption.

         If payment of interest on a New Note is effectively connected with the conduct of a trade or business in the United States by you as a Non-U.S. Holder, such payment will be subject to United States federal income tax on a net basis at the rates applicable to U.S. Holders generally (and, if you are a corporate Non-U.S. Holder, such payments may also be subject to a 30% branch profits tax). Payments that are subject to United States federal income tax on a net basis will not be subject to United States withholding tax so long as the Non-U.S. Holder provides us or our paying agent with a properly executed Form 4224.

         Sale, Exchange or Retirement of the New Notes. If you are a Non-U.S. Holder, you will not be subject to United States federal income or withholding tax with respect to gain recognized on a sale, exchange or retirement of the New Notes unless (1) the gain is effectively connected with your conduct of a trade or business in the United States or (2) if you are an individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

         Backup Withholding and Information Reporting. Interest paid with respect to a New Note, and payment of the proceeds from the sale, exchange or retirement of a New Note to or through a United States office of a broker, received by a Non-U.S. Holder will be subject to information reporting and backup withholding unless the payor receives the appropriate certification statement. Appropriate certification procedures require that you certify as to your status as a Non-U.S. Holder and provide your name and address. In addition, payments of the proceeds from the sale, redemption or other disposition of a New Note to or through a foreign office of a broker or the foreign office of a custodian, nominee or other agent acting on behalf of the beneficial owner of a New Note will not be subject to information reporting or backup withholding; however, if the broker, custodian, nominee or other agent is a United States person, a controlled foreign corporation for federal income tax purposes or a foreign person 50% or more of whose gross income over a specified three-year period is from a United States trade or business, information reporting may be required with respect to such payments.

         If you are a Non-U.S. Holder, any amounts withheld under the backup withholding rules from a payment to you would be allowed as a refund or a credit against your federal income tax liability, provided that the required information is furnished to the IRS.

         On October 7, 1997, the Department of Treasury issued new regulations governing the certification procedures regarding withholding, back-up withholding and information reporting on certain amounts paid to Non-U.S. Holders, which are effective for payments made after December 31, 2000. In general, the new Treasury regulations do not alter the treatment of Non-U.S. Holders who satisfy current reporting requirements. The new Treasury regulations alter the procedures for claiming the benefits of an income tax treaty and may change certain procedures relating to intermediaries receiving payments on behalf of a beneficial owner of a New Note. You should consult your tax advisor concerning the effect, if any, of such new Treasury regulations on an investment in the New Notes.

                              PLAN OF DISTRIBUTION

         A broker-dealer that is the Holder of Original Notes that were acquired for the account of such broker-dealer as a result of market-making or other trading activities, other than Original Notes acquired directly from us or any of our affiliates may exchange such Original Notes for New Notes pursuant to the exchange offer. This is true so long as each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-marking or other trading activities acknowledges that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented form time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where such Original Notes were acquired as result of market-making activities or other trading activities. We have agreed that for a period of 270 days after consummation of the exchange offer or such shorter period as will terminate when all registrable securities covered hereby have been sold pursuant hereto, we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. All broker-dealers effecting transactions in the New Notes may be required to deliver a prospectus.

         We will not receive any proceeds from any sale of New Notes by broker-dealers or any other Holder of New Notes. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         For a period of 270 days after consummation of the exchange offer or such time as any broker-dealer no longer owns any registrable securities, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer and to our performance of, or compliance with, the registration rights agreements (other than commissions or concessions of any brokers or dealers) and will indemnify the Holders of the New Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the issuance of the New Notes offered hereby will be passed upon for us and the Guarantors by Gallop, Johnson & Neuman, L.C., St. Louis, Missouri. Donald P. Gallop, a member of Gallop, Johnson & Neuman, L.C., serves as one of our directors. In addition, Gallop, Johnson & Neuman, L.C. and certain of its members beneficially own 247,206 shares of our common stock.

                                     EXPERTS

         The consolidated financial statements of Falcon Products, Inc. as of October 31, 1998 and November 1, 1997 and for each of the three fiscal years in the period ended October 31, 1998 included in this registration statement and incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The consolidated financial statements of Shelby Williams Industries, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus represents only a summary of the information presented herein, and incorporates by reference the following reports of Falcon that have been filed with the SEC:

       - Annual Report on Form 10-K for the fiscal year ended October 31, 1998;

       - Quarterly Reports on Form 10-Q for the fiscal quarters ended January 30, 1999 and May 1, 1999;

       - Current Reports on Form 8-K dated May 12, 1999, June 11, 1999, June 15, 1999 and June 28, 1999;

       - Schedule 14D-1 dated May 12, 1999, Schedule 14D-1/A dated June 2, 1999 and Schedule 14D-1/A-2 dated June 10, 1999; and

       - all documents subsequently filed by Falcon pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this exchange offer.

      In addition, this prospectus incorporates by reference the following reports of Shelby Williams that have been filed with the SEC:

       - Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

       - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

       - Current Report on Form 8-K dated May 12, 1999;

       - Schedule 14D-9 dated May 12, 1999 and Schedule 14D-9/A dated June 3, 1999; and

       - all documents subsequently filed by Shelby Williams pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this exchange offer.

         By referring to this "prospectus" we are referring not only to the information presented herein, but also to the information contained in those documents that have been incorporated by reference. Any statement contained herein that contradicts any statement contained in the incorporated documents will be deemed to modify or supercede the statement contained in the incorporated documents to the extent of such contradiction for purposes of this prospectus. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         Falcon files, and until the consummation of our Acquisition of Shelby Williams, Shelby Williams filed, annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that either Falcon or Shelby Williams has filed at the following locations:

      - at the Public Reference Room of the SEC, Room 1024--Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.
         20549;

      - at the public reference facilities of the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

      - by writing to the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

      - at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005; or

      -  from the SEC's web site, www.sec.gov.

      Some of these locations may charge a prescribed fee for copies.

Documents incorporated by reference, other than exhibits to these documents not specifically incorporated by reference into this prospectus, are available without charge, upon written or oral request by any person to whom this prospectus has been delivered, from Falcon, 9387 Dielman Industrial Drive, St. Louis, Missouri 63132, telephone (314) 991-9200, Attention: Corporate Secretary.

                          INDEX TO FINANCIAL STATEMENTS

                              Falcon Products, Inc.

                                                                        Page
Report of Independent Public Accountants..............................    F-2
Consolidated Statements of Earnings for the years
   ended October 31, 1998, November 1, 1997 and
   November 2, 1996...................................................    F-3
Consolidated Balance Sheets, as of October 31, 1998 and
   November 1, 1997....................................................   F-4
Consolidated Statements of Stockholders' Equity for the
   years ended October 31, 1998, November 1,
   1997 and November 2, 1996..........................................    F-5
Consolidated Statements of Cash Flows for the years ended
   October 31, 1998, November 1, 1997 and
   November 2, 1996...................................................    F-6
Notes to Consolidated Financial Statements............................    F-7
Consolidated Statements of Earnings for the thirteen and
   twenty-six weeks ended May 1, 1999 and May
   2, 1998 (Unaudited)................................................   F-24
Consolidated Balance Sheets, as of May 1, 1999 (Unaudited)
   and October 31, 1998...............................................   F-25
Consolidated Statements of Stockholders' Equity for the
   twenty-six weeks ended May 1, 1999 and May
   2, 1998 (Unaudited)................................................   F-26
Consolidated Statements of Cash Flows for the twenty-six weeks ended May 1, 1999 and May 2, 1998
   (Unaudited)........................................................   F-27
Notes to Unaudited Consolidated Financial Statements--
   twenty-six weeks ended May 1, 1999.................................   F-28


                        Shelby Williams Industries, Inc.

Report of Independent Auditors......................................     F-33
Consolidated Statements of Income for the years ended
   December 31, 1998, 1997 and 1996.................................     F-34
Consolidated Balance Sheets as of December 31, 1998
  and 1997...........................................................    F-35
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996...................................    F-36
Consolidated Statements of Stockholders' Equity for the
   years ended December 31, 1998, 1997 and
   1996..............................................................    F-37
Notes to Consolidated Financial Statements...........................    F-38
Consolidated Statements of Income for the three months
   ended March 31, 1999 and 1998 (Unaudited).........................    F-48
Consolidated Balance Sheets as of March 31, 1999
   (Unaudited) and December 31, 1998.................................    F-49
Consolidated Statements of Cash Flows for the three months
   ended March 31, 1999 and 1998
   (Unaudited).......................................................    F-50
Notes to Unaudited Consolidated Financial Statements.................    F-51

                    Report of Independent Public Accountants


To Falcon Products, Inc.:


         We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of October 31, 1998 and November 1, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of October 31, 1998 and November 1, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 31, 1998, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

St. Louis, Missouri
December 15, 1998


                              FALCON PRODUCTS, INC.

                       Consolidated Statements of Earnings

         For the Years Ended October 31, 1998, November 1, 1997, and November 2,
1996


 (In thousands, except per share data)                               1998        1997      1996
                                                                ----------  -------------------

Net sales.....................................................    $143,426    $113,010   $100,702
Cost of sales, including nonrecurring items...................     103,067      79,507     69,125
Special and nonrecurring items................................         271       3,700        --
                                                                -----------   --------   -------
Gross margin..................................................      40,088      29,803     31,577
Selling, general and administrative expenses..................      29,482      22,044     20,469
                                                                ----------- ---------- ----------

Operating profit..............................................      10,606       7,759     11,108
Interest income (expense), net; including interest
   income of $264, $228 and  $263, respectively...............        (619)        139         95
Minority interest in consolidated subsidiary..................           64         47         89
                                                                  ---------   --------   --------

Earnings from continuing operations before income taxes.......      10,051       7,945     11,292
Income tax expense............................................       3,701       3,019      4,291
                                                                  ---------   --------   --------

Net earnings from continuing operations.......................       6,350       4,926      7,001
Discontinued operations, net of tax...........................          --         938      1,432
Gain on sale of discontinued operations, net of tax...........          --       6,770        --
                                                                  ---------   --------   -------
Net earnings..................................................    $  6,350    $ 12,634   $  8,433
                                                                  ========-   ========   ========

Earnings per share - Basic:
     Continuing operations....................................  $       69  $      .51 $      .73
     Discontinued operations..................................          --         .10        .15
     Gain on sale of discontinued operations..................          --         .70        --
                                                                  ---------   --------   -------
     Net earnings per share...................................    $    .69   $    1.31   $    .88
                                                                  =========   ========   ========

Earnings per share - Diluted:
     Continuing operations....................................    $    .68    $    .50   $    .71
     Discontinued operations..................................          --         .09        .15
     Gain on sale of discontinued operations..................          --         .69        --
                                                                  ---------   --------   -------

     Net earnings per share...................................    $    .68    $   1.28   $    .86
                                                                  =========   ========   ========


          See accompanying notes to consolidated financial statements.

                              FALCON PRODUCTS, INC.

                           Consolidated Balance Sheets
                     October 31, 1998, and November 1, 1997

 (In thousands, except per share data)                         1998      1997
                                                           ---------   ------

Assets
Current assets:
     Cash and cash equivalents..........................   $   5,186   $ 16,294
     Accounts receivable, less allowances of $672
       and $337, respectively...........................      22,683     18,625
     Inventories, net...................................      24,877     22,687
     Prepayments and other current assets...............       3,081      3,732
                                                           ----------  --------
          Total current assets..........................      55,827     61,338
                                                           ----------  --------

Property, plant and equipment:
     Land                                                      2,116      2,731
     Buildings and improvements.........................      11,395     12,347
     Machinery and equipment............................      32,154     26,360
                                                           ---------   --------
                                                              45,665     41,438
     Less accumulated depreciation......................      18,167     16,227
                                                           ----------  --------

          Net property, plant and equipment.............      27,498     25,211
                                                           ---------   --------
Other assets, net of accumulated amortization:
     Goodwill...........................................      23,243      9,454
     Other                                                     5,406      3,354
                                                           ----------  --------
Total other assets......................................      28,649     12,808
                                                           ----------  --------
     Total Assets.......................................  $  111,974  $  99,357
                                                           ========== =========

Liabilities and Stockholders' Equity Current
   liabilities:
     Accounts payable...................................   $  11,695   $ 10,458
     Accrued liabilities................................       6,769     10,716
     Current maturities of long-term debt...............       1,607      1,473
                                                           ----------  --------

          Total current liabilities.....................      20,071     22,647
Long-term obligations:
     Long-term debt.....................................      17,208        321
     Pension liability..................................          --         96
     Deferred income taxes..............................         876      2,155
     Minority interest in consolidated subsidiary.......         810        874
     Other                                                     1,063         --
                                                           ----------  --------
          Total liabilities.............................      40,028     26,093
                                                           ----------  --------
Stockholders' equity:
     Common stock, $.02 par value: authorized
       20,000,000 shares; issued 9,915,117..............         198        198
     Additional paid-in capital.........................      47,376     47,376
     Treasury stock, at cost (992,777 and 477,512
       shares, respectively)............................     (13,557)    (6,855)
     Cumulative translation adjustments.................         (19)      (727)
     Retained earnings..................................      37,948     33,272
                                                           ---------   --------

          Total stockholders' equity....................      71,946     73,264
                                                           ----------  --------
Total Liabilities and Stockholders' Equity..............  $  111,974  $  99,357
                                                           =========  =========

          See accompanying notes to consolidated financial statements.


                              FALCON PRODUCTS, INC.

                    Consolidated Statements of Stockholders'
 Equity For the Years Ended October 31, 1998, November 1, 1997, and November 2, 1996

                                                     Additional              Cumulative                 Total
                                             Common   Paid-in    Treasury   Translation   Retained  Stockholders'
(In thousands)                                Stock   Capital      Stock    Adjustments   Earnings      Equity
                                             ------  ----------  --------   -----------   --------  ------------

Balance, October 28, 1995..................    $ 191  $ 42,761      $ (135)       $ 182    $15,308     $ 58,307
     Net earnings..........................       --        --          --           --      8,433        8,433
     Cash dividends........................       --        --          --           --       (958)        (958)
     Issuance of stock to Employee
        Stock Purchase Plan................       --       195         533           --         --          728
     Exercise of employee incentive
        stock options......................        2       355         864           --       (553)         668
     Compensation expense under non-
        qualified stock options............       --         7          --           --         --            7
     Tax benefit of stock options..........       --       647          --           --         --          647
     Translation adjustments...............       --        --          --           92         --           92
     Cancellation of restricted stock......       --       (19)         --           --         19           --
     Amortization of restricted stock......       --        --          --           --         24           24
     Treasury stock purchases..............       --        --      (2,791)          --         --       (2,791)
     Issuance of stock for acquisition.....        5     3,314          --           --         --        3,319
                                            -------- ----------   ---------   ----------   -------- -----------
Balance, November 2, 1996..................      198    47,260      (1,529)         274     22,273       68,476
     Net earnings..........................       --        --          --           --     12,634       12,634
     Cash dividends........................       --        --          --           --     (1,348)      (1,348)
     Issuance of stock to Employee
        Stock Purchase Plan................       --         8         893           --         --          901
     Exercise of employee incentive
        stock options......................       --        --         624           --       (314)         310
     Tax benefit of stock options..........       --       103          --           --         --          103
     Translation adjustments...............       --        --          --       (1,001)        --       (1,001)
     Amortization of restricted stock......       --        --          --           --         27           27
     Treasury stock purchases..............       --        --      (7,202)          --         --       (7,202)
     Issuance of stock for acquisition.....       --         5         359           --         --          364
                                            --------  ---------  ---------   ----------    -------    ---------

Balance, November 1, 1997..................      198    47,376      (6,855)        (727)    33,272       73,264
     Net earnings..........................       --        --          --           --      6,350        6,350
     Cash dividends........................       --        --          --           --     (1,457)      (1,457)
     Issuance of stock to Employee
        Stock Purchase Plan................       --        --          31           --         --           31
     Exercise of employee incentive
        stock options......................       --        --         323           --       (217)         106
     Translation adjustments...............       --        --          --          708         --          708
     Treasury stock purchases..............       --        --      (7,473)          --         --       (7,473)
     Issuance of stock for acquisition.....       --        --         417           --         --          417
                                            - ------  ---------  ----------   ----------   -------- -----------
Balance, October 31, 1998..................  $   198  $  47,376  $ (13,557)  $      (19)  $  37,948  $    71,946
                                             =======  =========  =========   ==========   =========  ===========



          See accompanying notes to consolidated financial statements.


                              FALCON PRODUCTS, INC.

                      Consolidated Statements of Cash Flows
  For the Years Ended October 31, 1998, November 1, 1997, and November 2, 1996

 (In thousands)                                                1998       1997      1996
                                                            ----------------------------
Cash flows from operating activities:
Net earnings                                                 $  6,350  $ 12,634  $  8,433
Adjustments to reconcile net earnings to cash
  provided by operating activities:
     Gain on sale of discontinued operations...............        --    (6,770)       --
     Earnings from discontinued operations.................        --      (938)   (1,432)
     Depreciation and amortization.........................     3,753     4,230     3,816
     Special and nonrecurring items, net...................     3,521        --        --
     Translation adjustments during year...................       708    (1,001)       92
     Tax benefit of stock option exercises.................        --       103       647
     Compensation expense under stock and option plans.....        --        27        31
     Deferred income tax provision.........................     1,768      (978)      819
     Minority interest in consolidated subsidiary..........       (64)      (47)      (89)

     Change in assets and liabilities:
          Accounts receivable, net.........................      (595)   (3,346)    1,472
          Inventories......................................    (4,695)   (3,055)   (3,941)
          Prepayments and other current assets.............       587      (438)     (464)
          Other assets, net................................    (2,490)     (944)   (1,443)
          Accounts payable.................................    (1,845)    3,264      (172)
          Accrued liabilities..............................    (6,215)      763    (1,203)
          Other liabilities................................      (156)       --        --
                                                             ---------  --------  -------
          Cash provided by continuing operations...........       627     3,504     6,566
          Cash provided by (used in) discontinued
            operations.....................................        --       (99)      867

          Cash provided by operating activities............       627     3,405     7,433
                                                             ---------  --------  -------

Cash flows from investing activities:
     Additions to property, plant and equipment, net.......    (6,594)   (3,807)   (4,449)
     Proceeds from sale of discontinued operations.........        --    17,711        --
     Net proceeds from sale of building....................     5,170        --        --
     Cost of businesses acquired (including working
        capital at acquisition of
        $564 in 1998 and $165 in 1996).....................   (15,962)       --    (1,189)
                                                             ---------  --------  --------

          Cash provided by (used in) investing activities..   (17,386)   13,904    (5,638)
                                                             ---------  --------  --------

Cash flows from financing activities:
     Common stock issuances................................       137     1,575     1,396
     Treasury stock purchases..............................    (7,473)   (7,202)   (2,791)
     Cash dividends........................................    (1,457)   (1,348)     (958)
     Additions to (repayment of) long-term debt, net.......    14,777       389      (634)
     Change in pension liability...........................      (333)     (143)      (64)
                                                             ---------  --------  --------

          Cash provided by (used in) financing activities..     5,651    (6,729)   (3,051)
                                                             ---------  --------  --------

Increase (decrease) in cash and cash equivalents...........   (11,108)   10,580    (1,256)
Cash and cash equivalents - beginning of period............    16,294     5,714     6,970
                                                             ---------  --------  -------

Cash and cash equivalents - end of period..................  $  5,186   $16,294   $ 5,714
                                                             =========  ========  =======

Supplemental cash flow information:
     Cash paid for interest................................  $    728   $    91   $   121
                                                             =========  ========  =======

     Cash paid for taxes...................................  $  5,329   $ 4,841   $ 3,809
                                                             =========  ========  =======


                              FALCON PRODUCTS, INC.

                   Notes to Consolidated Financial Statements


Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of Falcon Products, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions are eliminated in consolidation.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year

         The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 1998 and 1997 ended October 31, 1998 and November 1, 1997, respectively, and included 52 weeks. Fiscal year 1996 ended on November 2, 1996, and included 53 weeks. References to years relate to fiscal years rather than calendar years.

Nature of Business

         The principal products manufactured and sold by the Company are pedestal table bases, table tops, metal and wood chairs, booths, millwork and casegoods. The Company's sales are primarily to the food service, contract furniture, hospitality, government and healthcare markets. The Company considers its operations a single industry segment.

         The Company operates factories in Mexico through wholly-owned subsidiaries which produce all of its table base casting requirements and wood chair frames and casegood products for the hospitality industry. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon, a.s., which manufactures and sells chair frames and fully finished wood chairs throughout Europe and in North America. In addition, the Company operates Howe Europe a/s, in Middelfart, Denmark, which markets, assembles and distributes tables and chairs to the European contract/office market. Sales from foreign operations and export sales from domestic facilities were $13.6 million, $9.3 million and $10.9 million in 1998, 1997 and 1996, respectively.

Cash and Cash Equivalents

         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.


Inventories

         Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventories at October 31, 1998, and November 1, 1997, consist of the following:

      (In thousands)                       1998       1997
                                         -------   -------

      Raw materials...............       $18,174   $17,579
      Work in process.............         5,288     4,320
      Finished goods, net.........         1,415       788
                                        --------  --------
                                        $ 24,877  $ 22,687
                                       ========= =========

                              FALCON PRODUCTS, INC.

Property, Plant and Equipment

         Investments in property, plant and equipment are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts; gains or losses are included in operations.

         Depreciation, including the amortization of assets recorded under capital leases, is computed by use of the straight-line method over estimated service lives. Principal service lives are: buildings and improvements - 5 to 40 years; machinery and equipment - 3 to 13 years.

         Certain of the Company's assets were acquired through long-term lease obligations financed principally by Industrial Development Revenue Bonds. These leases represent installment purchases. Accordingly, the assets are recorded at cost and the related obligations are included in long-term obligations as mortgages payable.

Long-lived Assets

         Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company has assessed the recoverability of long-lived assets, including intangible assets, and has determined that no impairment loss need be recognized for applicable assets of continuing operations.

Other Assets

         Other assets consist of the following at October 31, 1998, and November 1, 1997:

(In thousands)                                          1998        1997
                                                      ---------  -------
Goodwill, net of accumulated amortization
  of $2,285 and $1,481..............................    $23,243   $ 9,454
Deferred catalog costs, net of accumulated
  amortization of $965 and $318.....................      2,241     1,226
Other, net of accumulated amortization
   of $1,127 and $544...............................      3,165     2,128
                                                      ---------  --------
                                                      $  28,649  $ 12,808
                                                     ========== =========

         Goodwill represents the excess of cost over fair value of net assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis over thirty to forty years. Deferred debt issue costs are amortized on a straight-line basis over the original life of the respective debt issue, approximately three years. The cost of the design, production and distribution of sales catalogs and reprints thereof is being amortized on a straight-line basis over two to five years.

Pension Plan

     The Company has a noncontributory defined benefit pension plan covering certain hourly and substantially all domestic salaried personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations.

         The Company also has a noncontributory defined benefit pension plan which covered certain employees of Howe Furniture Corporation. Benefits under this plan were curtailed January 1, 1993.

                              FALCON PRODUCTS, INC.

Stock Dividends

         On November 21, 1995, the Board of Directors of the Company declared a 10% stock dividend. The record date of this transaction was December 13, 1995, with a distribution date of January 2, 1996. All information contained in the accompanying Consolidated Financial Statements and these Notes to Consolidated Financial Statements relating to the Company's common stock, including shares outstanding, stock option plans and per share data, has been restated to give effect to the stock dividend discussed above.

Foreign Currency Translation

         The Financial Statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52. The functional currency for Falcon Mimon, a.s. and Howe Europe a/s has been determined to be the subsidiaries' local currency. As a result, the gain or loss resulting from the translation of its financial statements to U.S. dollars is included as a separate component of stockholders' equity.

         For the Company's Mexican subsidiaries, inventory, prepayments and property are translated at historical exchange rates while other assets and liabilities are translated at current exchange rates. Revenues and expenses are translated at average exchange rates during the year. The resulting translation adjustment is included in selling, general and administrative expenses.

         The net foreign currency translation and transaction losses included in
earnings  for  1998,   1997  and  1996,  were  $737,  $304  and  $235  thousand,
respectively.

Interest Rate Hedge Agreement

         The Company manages fluctuations in interest rates on borrowings under its revolving credit facility by using an interest rate swap agreement. The interest rate swap agreement is accounted for as a hedge of a debt obligation, and accordingly, the net settlement amount is recorded as an adjustment to interest expense in the period incurred.

         The Company's interest rate swap agreement requires the Company to pay a fixed rate and receive a floating rate thereby creating fixed rate debt. The Company's participation in interest rate hedging transactions involves instruments that have a close correlation with its debt, thereby managing risk. The interest rate swap agreement has been designed for hedging purposes and is not held or issued for speculative purposes.

Earnings Per Share

         In 1998, the Company adopted SFAS No. 128, "Earnings Per Share." All per share amounts have been calculated in accordance with SFAS No. 128 using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive. All per share data has been retroactively restated in accordance with SFAS No. 128.

Note 2 - Business Acquisitions

         In March 1998, the Company acquired the stock of Howe Furniture Corporation and its subsidiaries ("Howe") for $16.6 million, and assumed $2.2 million of outstanding long-term debt of Howe. Howe specializes in the design, engineering and marketing of tables for the contract office and hospitality markets. The Company used the purchase method of accounting to record this acquisition. Accordingly, results of operations have been included in the financial statements from the date of acquisition. The excess of the purchase price over amounts assigned to net tangible assets ($13.9 million) was recorded as goodwill.

                              FALCON PRODUCTS, INC.

         In October 1996, the Company acquired certain assets and assumed certain liabilities of The Chair Source for 241,400 newly issued shares of common stock valued at approximately $3.3 million, plus 75,000 shares of common stock to be issued through October 1999, subject to certain contingencies. The Chair Source manufactures wood and upholstered seating and distributes them primarily to the hospitality, lodging and food service markets. The company used the purchase method of accounting to account for this acquisition and recorded goodwill of approximately $2.9 million relating to this acquisition.

         In February 1996, the Company acquired substantially all of the assets and assumed certain liabilities of a manufacturing facility located in Tijuana, Mexico. This facility specializes in manufacturing upscale wood and upholstered seating for the lodging and hospitality markets. The total purchase price for this facility was approximately $500 thousand and was funded by the Company with its available cash reserves. The company used the purchase method of accounting to account for this acquisition and recorded goodwill of approximately $421 thousand relating to this acquisition.

Note 3 - Special and Nonrecurring Items

         During 1998, the Company recorded a pre-tax charge of $4.7 million, $2.9 million after-tax, related to management's decision to discontinue and dispose of the Company's hotel casegoods line of business. The charge entails the writedown of assets, including goodwill, inventories and equipment, associated with the product line located in the Tijuana, Mexico facility. Of the total charge, cost of sales includes a $3.3 million charge to write-down the carrying value of inventory. The remaining components of the charge have been reported in special and nonrecurring items in the Consolidated Statement of Earnings and are related to impairment charges and reserves for losses on disposal of certain assets and exit costs for lease termination.

         In 1998, the Company also recorded a $1.3 million pre-tax gain, $0.8 million after-tax, on the sale of the Company's corporate headquarters building during 1998, which is included in special and non-recurring items, in the accompanying Consolidated Statement of Earnings. The Company entered into a two year lease agreement to lease back a portion of the premises, and accordingly, the portion of the total $2.5 million gain representing the present value of the operating lease payments, approximately $1.2 million, was deferred and is included in other liabilities on the accompanying Consolidated Balance Sheet as of October 31, 1998. The deferred gain will be credited to income as a reduction to rent expenses over the term of the lease.

         During the fourth quarter of 1998, the Company recorded an additional pre-tax charge of $0.2 million, $0.1 million after-tax, related to the consolidation of the Company's manufacturing facilities that was announced in 1997.

         During 1997, the Company recorded a pre-tax charge of $3.7 million, $2.3 million after-tax, for special and nonrecurring items. The charges are a result of the consolidation of the Company's manufacturing operations at its Anaheim, California and Belding, Michigan facilities into its City of Industry, California facility and the elimination of several duplicative and nonperforming wood seating product lines. These pre-tax charges are recorded as a separate line in the Consolidated Statements of Earnings and included $3.0 million for costs associated with asset write-downs and dispositions and $0.7 million for exit costs of leased facilities and employee severance and termination costs.


Note 4 - Discontinued Operations

         On September 8, 1997, the Company completed the sale of its William Hodges division (the Hodges Division) to Leggett & Platt, Incorporated for approximately $17.7 million. The Hodges Division manufactures wire shelving and kitchen equipment. The sale resulted in a gain of approximately $6.8 million, net of applicable income taxes of $3.8 million.

         The results of the Hodges Division for 1997 through the date of the sale (approximately 10.5 months) and for fiscal year 1996 are classified as discontinued operations in the accompanying consolidated financial statements. Earnings from the discontinued Hodges Division were $938 thousand in 1997 and $1,432 thousand in 1996, net of applicable income taxes of $575 thousand and $877 thousand, respectively. Net revenues from the Hodges Division in 1997 through the date of the sale were $7.8 million. Hodges Division revenues in fiscal year 1996 were $10.3 million.

                              FALCON PRODUCTS, INC.

Note 5 - Rental Expense and Lease Commitments

         The Company leases certain manufacturing facilities and certain office and transportation equipment under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2006.

         The future minimum rental commitments due under lease agreements are as follows at October 31, 1998:

                                                            Capital    Operating
      (In thousands)                                        Leases      Leases
                                                            -------    ---------
      1999...........................................       $    61     $ 2,129
      2000...........................................            61       1,411
      2001...........................................            61       1,373
      2002...........................................            61         849
      2003...........................................            61         670
      Later years....................................            61       1,777
                                                            --------    -------
      Total minimum lease payments...................           366     $ 8,209
                                                                        =======
      Less-amount representing interest..............           (45)
                                                            -------
      Present value of minimum lease payments........       $   321
                                                            =======

         Total operating lease and rental expense was approximately $1,622, $1,463 and $953 thousand in 1998, 1997 and 1996, respectively.

Note 6 - Long Term Debt

         Long-term debt consists of the following at October 31, 1998, and November 1, 1997:

(In thousands)                                                 1998        1997
                                                             --------    ------

Revolving line of credit expiring April 22, 2000,
  interest at prime minus 2.0%..........................    $16,935     $    --
Notes payable to a foreign bank, secured by certain
  assets of Falcon Mimon, due in varying monthly
  installments through 1999, interest at LIBOR + 2.5%...      1,559       1,301
Obligations under capital leases, due in annual
  installments through November 16, 2003,
  interest at 4.0%......................................        321         368
Other...................................................         --         125
                                                            -------     -------
                                                             18,815       1,794
Less current maturities.................................      1,607       1,473
                                                            -------     -------
                                                            $17,208     $   321
                                                            =======     =======

         At October 31, 1998, the Company had letters of credit outstanding of approximately $409 thousand relating to insurance reserves and certain foreign purchases.

         In connection with the acquisition of Howe, the Company entered into an unsecured $20.0 million revolving line of credit expiring April 22, 2000. The rate of interest on borrowings under this agreement is, at the Company's option, the Prime Rate, Federal Funds Rate or LIBOR adjusted for a spread based upon the Company's leverage ratio. The variable interest rate was 6.4% at October 31, 1998.

         Under the loan agreements, the Company must comply with certain covenants including, but not limited to, the maintenance of specific ratios and net worth. The Company has complied with the terms of the loan agreements.

                              FALCON PRODUCTS, INC.

         The minimum annual maturities of long-term debt, including capital lease obligations, are: $1,607, $16,985, $52, $54 and $57 thousand in 1999 through 2003, respectively, and $60 thousand thereafter.

         The Company has entered into an interest rate swap agreement with a notional amount of $12.0 million. The notional amount of the interest rate swap does not represent amounts exchanged by the parties and thus, is not a measure of the Company's exposure through its use of the interest rate swap agreement. The amounts exchanged are determined by reference to the notional amount and other terms of the contract.

         Management believes that the seller of the interest rate swap agreement will be able to meet its obligation under the agreement. The Company has policies regarding the financial stability and credit standing of major counterparties. Non-performance by the counterparty is not anticipated nor would it have a material adverse effect on the results of operations or financial position of the Company.

Note 7 - Income Taxes

         The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109), which requires income taxes to be accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred income taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

     The components of income tax expense are as follows:

      (In thousands)                       1998        1997        1996
                                         -------     --------    ------

      Current:
           Federal..................     $ 1,551     $ 3,587     $ 3,107
           State....................         207         410         365
           Foreign..................         175         --           --
      Deferred......................       1,768        (978)        819
                                         -------     --------    -------

                                         $ 3,701     $ 3,019     $ 4,291
                                         =======     =======-    =======

         The following is a reconciliation between statutory federal income tax expense and actual income tax expense:

      (In thousands)                              1998        1997        1996
                                                --------    --------    ------

      Computed "expected" federal income tax
         expense............................... $ 3,417     $ 2,701     $ 3,852
      Increase (decrease) resulting from:
           State income taxes..................     393         378         452
           Other, net..........................    (109)        (60)        (13)
                                                -------     -------     -------
                                                $ 3,701     $ 3,019     $ 4,291
                                                =======     =======-    =======

                              FALCON PRODUCTS, INC.

         The   significant   components  of  deferred   income  tax  assets  and
liabilities are as follows:

      (In thousands)                                           1998       1997
                                                             -------    ------

      Deferred tax assets:
           Inventories...................................    $   434    $   648
           Reserves and accruals.........................        949      1,505
           Net operating loss carryforward...............        822        --
                                                             --------   ------
                                                               2,205      2,153
      Deferred tax liabilities:
           Depreciation and other property
             basis differences...........................     (1,153)    (1,558)
           Other.........................................       (158)      (597)
                                                             --------   -------
                                                              (1,311)    (2,155)
      Net deferred income tax asset (liability)..........    $   894    $    (2)
                                                             =======    =======

         Net current deferred income tax assets are included in prepayments and other current assets in the accompanying Consolidated Balance Sheets. The Company's net operating loss carryforward of $2.2 million expires in 2013. The Company's income tax returns have been examined by the Internal Revenue Service for fiscal years through 1994.

Note 8 - Stock Option and Stock Purchase Plans

         The Company has an employee incentive stock option plan which allows the Company to grant key employees incentive and nonqualified stock options to purchase up to 1,100,000 shares of the Company's common stock at not less than the market price on the date of grant. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent period but not later than ten years from the date of grant.

         The Company also has a Non-Employee Director Stock Option Plan, approved by the stockholders, under which the Company annually grants an option to purchase 1,650 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements ("Non-Employee Director"). Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.

         The Non-Employee Director Stock Option Plan was amended in December 1998 to increase the number of shares underlying the options granted from 1,650 to 2,000.

         The Company accounts for the option plans using APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized relating to the stock options.

         Pro forma net earnings and net earnings per common share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, "Accounting for Stock-Based Compensation."

                                                   1998        1997        1996
                                                 --------    --------    ------

      Net earnings - pro forma.................  $ 6,127     $12,446     $ 8,425
                                                 =======     =======     =======
      Net earnings per share - pro forma.......  $   .66     $  1.26     $   .86
                                                 =======     =======     =======

      Weighted-average fair value of options
        granted................................  $  6.64     $  7.39     $  6.54
                                                 =======     =======     =======

                              FALCON PRODUCTS, INC.

         For the pro forma disclosures, the fair value of each option grant is estimated at the date of the grant using an option pricing model with the following assumptions:

                                               1998         1997        1996
                                             --------    --------    --------

      Expected dividend yield...........           1%         .7%         .6%
      Expected stock price volatility...          30%         30%         30%
      Risk-free interest rate...........         5.8%        6.4%        5.8%
      Expected life of option...........     10 years    10 years    10 years

         In 1998, the Company adopted an Employee Stock Purchase Plan. Under the Employee Stock Purchase Plan, employees may contribute up to 10% of their gross income to purchase stock of the Company at 85% of the lesser of the fair market value on the grant date or the exercise date.

         During 1997, the Company had a Stock Purchase Plan under which eligible employees could elect to invest up to 10% of salary earned during each pay period and the Company contributed an amount equal to 40% of each participant's contributions. This plan was terminated at the end of fiscal 1997.


         Stock option transactions under the plans for 1998, 1997, and 1996 are summarized below:

                                                  1998                   1997                    1996
                                          --------------------    -------------------     ---------------------
                                           Average      Number     Average    Number      Average      Number
                                            Price     of Shares    Price     of Shares     Price     of Shares
                                           -------    ---------    -------   ---------    -------    ---------
Options outstanding at beginning
   of year............................     $ 10.70     687,892    $  9.35     575,925     $  7.58     766,450
Options granted.......................       14.07     242,550      14.49     168,900       13.04      68,150
Options canceled......................       13.55      37,791      13.16      12,754       10.00      64,348
Options exercised.....................        4.88      21,803       7.01      44,179        3.44     194,327
                                           -------     -------    -------     -------     -------     -------
Options outstanding at end of year....     $ 11.66     870,848    $ 10.70     687,892     $  9.35     575,925
                                           =======     =======    =======     =======     =======     =======
Exercisable at end of year............                 447,663                311,847                 245,346
                                                       =======                =======                 =======

         Stock options outstanding at October 31, 1998:

                                           Options Outstanding                      Options Exercisable
                                 ------------------------------------------      ---------------------------
                                               Remaining        Weighted                        Weighted
                                    Number    Contractual       Average            Number       Average
    Range of Exercise            of Options        Life      Exercise Price      of Options  Exercise Price
    -----------------            ----------   -----------    --------------     -----------  --------------
$   0.50   -   $ 10.00              355,488             4.6   $        9.07        314,733    $       8.99
$  10.00   -   $ 13.00              132,510             6.5   $       11.16         63,620    $      10.96
$  13.00   -   $ 15.00              382,850             8.7   $       14.23         69,310    $      14.37
                                -----------    ------------    ------------    -----------    ------------
                                    870,848             6.7   $       11.66        447,663    $      10.10
                                ===========    ============    ============    ===========    ============


                              FALCON PRODUCTS, INC.

Note 9 - Earnings Per Share

         As discussed in Note 1 herein, the Company adopted SFAS No. 128 in 1998. In accordance with SFAS No. 128, the following tables reconcile net earnings from continuing operations and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the years ended 1998, 1997 and 1996.



                                                                                       Per
                                                               Net                    Share
(In thousands, except per share data)                       Earnings     Shares      Amount


For the year ended October 31, 1998
   Net Earnings from Continuing Operations..............    $ 6,350          --     $    --
                                                            =======     =======     =======

   Basic Earnings Per Share
     Earnings available to common stockholders..........    $ 6,350       9,156     $  0.69
     Assumed exercise of options (treasury method)......         --         126          --
                                                            -------     -------     -------

   Diluted Earnings Per Share
     Earnings available to common stockholders..........    $ 6,350       9,282     $  0.68
                                                            =======     =======     =======
For the year ended November 1, 1997
   Net Earnings from Continuing Operations..............    $ 4,926          --     $    --
                                                            =======     =======     =======

   Basic Earnings Per Share
     Earnings available to common stockholders..........    $ 4,926       9,665     $  0.51
     Assumed exercise of options (treasury method)......         --         211          --
                                                            -------     -------     -------


   Diluted Earnings Per Share
     Earnings available to common stockholders..........    $ 4,926       9,876     $  0.50
                                                            =======     =======     =======
For the year ended November 2, 1996
   Net Earnings from Continuing Operations..............    $ 7,001          --     $    --
                                                            =======     =======     =======

   Basic Earnings Per Share
     Earnings available to common stockholders..........    $ 7,001       9,591     $  0.73
     Assumed exercise of options (treasury method)......         --         202          --
                                                            -------     -------     -------


   Diluted Earnings Per Share
           Earnings available to common stockholders.....   $ 7,001       9,793     $  0.71
                                                            =======     =======     =======



         Basic earnings per share was computed by dividing Earnings available to common stockholders by the weighted average shares of common stock outstanding during the year. Diluted Earnings available to common stockholders was determined assuming the options issued and outstanding were exercised as of the first day of the respective year of the grant date. Options to purchase 386,850 shares at a weighted average exercise price of $14.23 per share, 155,400 shares at a weighted average exercise price of $14.51 per share and 5,000 shares at a weighted average exercise price of $14.50 were outstanding during 1998, 1997 and 1996, respectively but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common stock. As a result of adoption of SFAS No. 128, the Company restated reported earnings per share for 1997 and 1996. This accounting change had no impact of previously reported per share data.

                              FALCON PRODUCTS, INC.

Note 10 - Pension Plans

         The Company has two noncontributory defined benefit pension plans covering certain hourly and substantially all salaried domestic personnel. In connection with the Howe acquisition, the Company acquired the curtailed pension plan of Howe, whose assets exceed the accumulated benefits. For the Company's non-curtailed plan, normal retirement age is 65, but provision is made for earlier retirement. Benefits are based on 1.5% of average annual compensation for each year of service. Full vesting occurs upon completion of five years of service. Assets of the plan consist entirely of an investment in a group annuity contract with an insurance company.

         The following actuarial assumptions were used in determining the Company's net periodic pension cost and projected benefit obligation:


                                                           1998         1997        1996
                                                         --------     --------    ------

Discount rate.......................................       7.25%        7.25%       7.25%
Rate of salary increase.............................       5.00%        5.00%       5.50%
Expected long-term rate of return on plan assets....       9.00%        9.00%       9.00%

   Net periodic pension cost of the plan, is as follows:

(In thousands)                                             1998         1997        1996
                                                         --------     -------     ------

Service cost - benefits earned during the period.       $   619      $   473     $   421
Interest cost on projected benefit obligation.....          369          279         257
Return on plan assets.............................          704         (641)       (389)
Net total of other components.....................       (1,108)         345         137
                                                        -------      -------     -------
Net periodic pension cost.........................      $   584      $   456     $   426
                                                        =======      =======     =======



   The funded status of the defined benefit pension plans is as follows:

(In thousands)                                                        1998         1998          1997
                                                                   ----------   ----------     -------
                                                                   Plan Whose   Plan Whose
                                                                     Assets     Accumulated
                                                                     Exceed      Benefits
                                                                  Accumulated     Exceed
                                                                    Benefits      Assets
                                                                   ----------   -----------

Vested benefit obligation......................................    $  (1,059)   $  (4,359)   $  (3,643)
Non-vested benefits............................................            --        (380)        (631)
                                                                   ----------   ---------    ---------
Accumulated benefit obligation.................................       (1,059)      (4,739)      (4,274)
Effect of projected future compensation levels.................         (114)        (611)        (467)
                                                                   ---------    ---------    ---------

Projected benefit obligation...................................       (1,173)      (5,350)      (4,741)
Plan assets at fair value......................................         1,438        4,447        4,018
                                                                   ----------   ----------   ----------

Plan assets greater (less) than projected benefit obligation...           265        (903)        (723)
Unrecognized net loss due to past experience different from
   assumptions.................................................            89          676          130
Unrecognized prior service cost................................            --          513          586
Unrecognized net asset.........................................            --         (49)         (89)
                                                                   ----------   ----------   ----------

Prepaid (accrued) pension cost.................................    $      354   $      237   $     (96)
                                                                   ==========   ==========   ==========


                              FALCON PRODUCTS, INC.

Note 11 - Transactions with Related Parties

         Certain of the Company's directors or their affiliates provide various consulting and other professional services to the Company or receive commissions as sales representatives. During 1998, 1997 and 1996, the Company incurred expenses of approximately $222, $99 and $220 thousand, respectively, for such services.

Note 12 - Contingencies

         The Company is subject to various lawsuits and claims with respect to such matters as patents, product liabilities, government regulations, and other actions arising in the normal course of business. In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on the Company's financial condition and results of operations.

Note 13 - Domestic and Foreign Subsidiaries

         Following is condensed  consolidating  financial  statements  of Falcon
Products, Inc. and its domestic subsidiaries (Domestic) and Falcon Products, Inc.'s foreign subsidiaries (Foreign):



                                            Consolidating Statement of Earnings
                                            For the Year Ended October 31, 1998

                                                      Total       Total
                                                    Domestic     Foreign  Eliminations     Total
                                                    --------     -------  ------------   --------

Net sales......................................   $  135,742  $   20,665   $  (12,981) $  143,426
Cost of sales, including nonrecurring items....       97,801      18,247      (12,981)    103,067
Special and nonrecurring items.................          271          --           --         271
                                                  ----------  ----------   ----------  ----------

     Gross margin..............................       37,670       2,418           --      40,088
Selling, general and adminstrative expenses....       27,225       2,257           --      29,482
                                                  ----------  ----------   ----------  ----------

     Operating profit..........................       10,445         161           --      10,606
Minority interest in consolidated subsidiary...           64          --           --          64
Interest income (expense)......................         (546)        (73)          --        (619)
                                                  ----------  ----------   ----------  ----------

     Earnings before income taxes..............        9,963          88           --      10,051
Income tax expense.............................        3,668          33           --       3,701
                                                  ----------  ----------   ----------  ----------

     Net earnings..............................   $    6,295  $       55   $       --  $    6,350
                                                  ==========  ==========   ==========  ==========

                              FALCON PRODUCTS, INC.



                           Consolidating Balance Sheet
                                October 31, 1998

                                                           Total         Total
                                                         Domestic      Foreign  Eliminations    Total
                                                         --------      -------  ------------   --------

Assets
Cash and cash equivalents.............................  $    3,666   $    1,520  $       --  $    5,186
Accounts receivable...................................      20,472        2,211          --      22,683
Inventories, net......................................      20,922        3,955          --      24,877
Other assets                                                 2,760          321          --       3,081
                                                        ----------   ----------  ----------  ----------

          Total current assets........................      47,820        8,007          --      55,827
Property plant and equipment, net.....................      18,362        9,136          --      27,498
Investment in subsidiaries............................       7,150           --      (7,150)         --
Goodwill and other assets.............................      28,649           --          --      28,649
                                                        ----------   ----------  ----------  ----------

          Total assets................................  $  101,981   $   17,143  $   (7,150) $  111,974
                                                        ==========   ==========  =========== ==========

Liabilities and Stockholders' Equity
Current liabilities...................................  $   16,143   $    3,928  $       --  $   20,071
Long-term debt........................................      17,208           --          --      17,208
Other long-term liabilities...........................       2,749           --          --       2,749
Intercompany payable (receivable).....................      (6,065)       6,065          --          --
                                                       ------------  ----------  ----------  ----------

          Total liabilities...........................      30,035        9,993          --      40,028
                                                        ----------   ----------  ----------  ----------

Stockholders' equity
     Common stock.....................................         198        6,446      (6,446)        198
     Additional paid-in capital.......................      47,376          925        (925)     47,376
     Treasury stock...................................     (13,557)          --          --     (13,557)
     Cumulative translation adjustment................         (19)          --          --         (19)
     Retained earnings................................      37,948         (221)        221      37,948
                                                        ----------   ----------- ----------  ----------

          Total stockholders' equity..................      71,946        7,150      (7,150)     71,946
                                                        ----------   ----------  ----------- ----------

          Total liabilities and stockholders' equity.   $  101,981   $   17,143  $   (7,150) $  111,974
                                                        ==========  =========== ============ ==========


                              FALCON PRODUCTS, INC.



                      Consolidating Statement of Cash Flows
                       For the Year Ended October 31, 1998

                                                              Total       Total
                                                            Domestic     Foreign    Eliminations   Total
                                                            --------     -------    ------------   -----
Net cash provided by (used in) operating activities......  $     (452) $    1,079   $       --  $      627
                                                           ----------  ----------   ----------  ----------

Cash flows from investing activities
     Acquisition, net of cash............................     (16,457)        495           --     (15,962)
     Additions to property, plant and equipment, net.....        (845)       (579)          --      (1,424)
                                                           ----------  ----------   ----------  ----------

          Net cash used in investing activities..........     (17,302)        (84)          --     (17,386)
                                                           ----------  ----------   ----------  ----------

Cash flows from financing activities:
     Common stock issuance...............................         137          --           --         137
     Treasury stock purchases............................      (7,473)         --           --      (7,473)
     Cash dividends......................................      (1,457)         --           --      (1,457)
     Additions to (repayment of) long-term debt, net.....      14,777          --           --      14,777
     Change in pension liability.........................        (333)         --           --        (333)
                                                          -----------  ----------   ----------  ----------

          Net cash provided by financing activities......       5,651          --           --       5,651
                                                           ----------  ----------   ----------  ----------

          Net change in cash and cash equivalents........  $  (12,103) $      995   $       --  $  (11,108)
                                                           ==========  ==========   ========== ===========



                                            Consolidating Statement of Earnings
                                            For the Year Ended November 1, 1997

                                                              Total       Total
                                                            Domestic     Foreign   Eliminations    Total
                                                            --------     -------   ------------    -----

Net sales...........................................       $  109,105  $   13,917  $  (10,012)  $  113,010
Cost of sales, including nonrecurring items.........           76,003      13,516     (10,012)      79,507
     Special and nonrecurring items.................            3,700          --          --        3,700
                                                           ---------- -----------  ----------   ----------

     Gross margin...................................           29,402         401          --       29,803
Selling, general and adminstrative expenses.........           21,797         247          --       22,044
                                                           ----------  ----------  ----------   ----------

     Operating profit...............................            7,605         154          --        7,759
Minority interest in consolidated subsidiary........               47          --          --           47
Interest income (expense)...........................                         (154)         --          139
                                                           ----------  ----------  ----------   ----------

     Earnings before income taxes...................            7,945          --          --        7,945
Income tax expense..................................            3,019          --          --        3,019
                                                           ----------  ----------  ----------   ----------

     Net earnings from continuing operations........       $    4,926  $       --  $       --   $    4,926
                                                           ==========  ==========  ==========   ==========


                              FALCON PRODUCTS, INC.


                           Consolidating Balance Sheet
                                November 1, 1997

                                                           Total        Total
                                                         Domestic      Foreign  Eliminations     Total
                                                         --------      -------  ------------     -----
Assets
Cash and cash equivelants.............................  $   15,769   $      525  $       --  $   16,294
Accounts receivable...................................      17,986          639          --      18,625
Inventories, net......................................      18,638        4,049          --      22,687
Other assets .........................................       3,241          491          --       3,732
                                                        ----------   ----------  ----------  ----------

          Total current assets........................      55,634        5,704          --      61,338
Property plant and equipment, net.....................      16,780        8,431          --      25,211
Investment in subsidiaries............................       5,527           --      (5,527)         --
Goodwill and other assets.............................      12,808           --          --      12,808
                                                        ----------   ----------  ----------  ----------

          Total assets................................  $   90,749   $   14,135  $   (5,527) $   99,357
                                                        ==========   ==========  ==========  ==========

Liabilities and Stockholders' Equity
Current liabilities...................................  $   20,465   $    2,182  $       --  $   22,647
Long-term debt........................................         321           --          --         321
Other long-term liabilities...........................       3,125           --          --       3,125
Intercompany payable (receivable).....................      (6,426)       6,426          --          --
                                                        ----------   ----------  ----------  ----------

          Total liabilities...........................      17,485        8,608          --      26,093
                                                        ----------   ----------  ----------  ----------

Stockholders' equity
     Common stock.....................................         198        5,726      (5,726)        198
     Additional paid-in capital.......................      47,376           77         (77)     47,376
     Treasury stock...................................      (6,855)          --          --      (6,855)
     Cumulative translation adjustment................        (727)          --          --        (727)
     Retained earnings................................      33,272         (276)        276      33,272
                                                        ----------   ----------  ----------  ----------

          Total stockholders' equity..................      73,264        5,527      (5,527)     73,264
                                                        ----------   ----------  ----------- ----------

          Total liabilities and stockholders' equity..  $   90,749   $   14,135  $   (5,527) $   99,357
                                                        ==========   ==========  ==========  ==========

                              FALCON PRODUCTS, INC.



                      Consolidating Statement of Cash Flows
                       For the Year Ended November 1, 1997

                                                                      Total       Total
                                                                    Domestic     Foreign   Eliminations    Total
                                                                    --------     -------   ------------  -------

Net cash provided by (used in) operating activities.............   $    4,991  $   (1,586) $       --   $    3,405
                                                                   ----------  ----------- ----------   ----------
Cash flows from investing activities:
     Proceeds from sale of discontinued operations..............       17,711          --          --       17,711
     Additions to property, plant and equipment, net............       (3,807)         --          --       (3,807)
                                                                   ----------  ----------  ----------   ----------
          Net cash provided by investing activities.............       13,904          --          --       13,904
                                                                   ----------  ----------  ----------   ----------
Cash flows from financing activities:
     Common stock issuance......................................         (114)      1,689          --        1,575
     Treasury stock purchases...................................       (7,202)         --          --       (7,202)
     Cash dividends.............................................       (1,348)         --          --       (1,348)
     Additions to (repayment of) long-term debt, net............          389          --          --          389
     Change in pension liability................................         (143)         --          --         (143)
                                                                   ----------  ----------  ----------   ----------
          Net cash provided by (used in) financing activities...       (8,418)      1,689          --       (6,729)
                                                                   ----------  ----------  ----------   ----------
          Net change in cash and cash equivalents...............  $    10,477  $      103  $       --   $   10,580
                                                                  ===========  ==========  ==========   ==========


                                            Consolidating Statement of Earnings
                                            For the Year Ended November 2, 1996

                                                                       Total       Total
                                                                     Domestic     Foreign   Eliminations    Total
                                                                     --------     -------   ------------  --------
Net sales..............................................            $   96,838  $   11,446  $   (7,582)  $  100,702
Cost of sales..........................................                65,904      10,803      (7,582)      69,125
                                                                   ----------  ----------  ----------   ----------

     Gross margin......................................                30,934         643          --       31,577
Selling, general and adminstrative expenses............                19,757         712          --       20,469
                                                                   ----------  ----------  ----------   ----------

     Operating profit..................................                11,177         (69)         --       11,108
Minority interest in consolidated subsidiary...........                    89          --          --           89
Interest income (expense)..............................                   288        (193)         --           95
                                                                   ----------  ----------  ----------   ----------

     Earnings before income taxes......................                11,554        (262)         --       11,292
Income tax expense.....................................                 4,391        (100)         --        4,291
                                                                   ----------  ----------  ----------   ----------

     Net earnings from continuing operations...........            $    7,163  $     (162) $       --   $    7,001
                                                                   ==========  ==========  ==========   ==========


                              FALCON PRODUCTS, INC.



                                           Consolidating Statement of Cash Flows
                                            For the Year Ended November 2, 1996

                                                                      Total       Total
                                                                    Domestic     Foreign   Eliminations    Total
                                                                    --------     -------   ------------  ---------
Net cash provided by operating activities.......................   $    4,148  $    3,285  $       --   $    7,433
                                                                   ----------  ----------  ----------   ----------

Cash flows from investing activities:
     Acquisition, net of cash...................................       (1,189)         --          --       (1,189)
     Additions to property, plant and equipment, net............         (851)     (3,598)         --       (4,449)
                                                                   ----------  ----------  ----------   ----------

          Net cash used in investing activities.................       (2,040)     (3,598)         --       (5,638)
                                                                   ----------  ----------  ----------   ----------

Cash flows from financing activities:
     Common stock issuance......................................        1,389           7          --        1,396
     Treasury stock purchases...................................       (2,791)         --          --       (2,791)
     Cash dividends.............................................         (958)         --          --         (958)
     Additions to (repayment of) long-term debt, net............         (634)         --          --         (634)
     Change in pension liability................................          (64)         --          --          (64)
                                                                   ----------  ----------  ----------   ----------

          Net cash provided by (used in) financing activities...       (3,058)          7          --       (3,051)
                                                                   ----------  ----------  ----------   ----------

          Net change in cash and cash equivalents...............   $     (950) $     (306) $       --   $   (1,256)
                                                                   ========== ===========  ==========   ==========


                              FALCON PRODUCTS, INC.


Note 14 - Quarterly Financial Information (Unaudited)

 (In thousands, except for share data)                 First      Second       Third     Fourth
                                                     --------    --------    -------    -------
1998
Net sales........................................    $28,060     $33,651     $41,297    $40,418
Special and nonrecurring items...................         --          --         111        160
Gross margin.....................................      8,134       9,525       9,113     13,316
Net earnings.....................................      1,782       1,838         216      2,514
Earnings per share - Diluted:
     Net earnings per share......................    $   .19     $   .20     $   .02    $   .28

                                                       First      Second       Third     Fourth
1997
Net sales........................................    $26,733     $26,850     $28,570    $30,857
Special and nonrecurring items...................         --          --          --      3,700
Gross margin.....................................      7,658       7,844       8,371      5,930
Net earnings from continuing operations..........      1,688       1,580       1,653          5
Net earnings from discontinued operations........        179         362         397         --
Gain on sale of discontinued operations..........         --          --          --      6,770
Net earnings.....................................      1,867       1,942       2,050      6,775
Earnings per share - Diluted:
     Continuing operations.......................    $   .17     $   .16     $   .17    $    --
     Discontinued operations.....................        .02         .04         .04         --
     Gain on sale of discontinued operations.....         --          --          --        .69
     Net earnings per share......................        .19         .20         .21        .69

                                                       First      Second       Third     Fourth
                                                     -------     -------     -------    -------
1996
Net sales........................................    $23,239     $23,266     $25,228    $28,969
Gross margin.....................................      6,855       7,604       7,619      9,499
Net earnings from continuing operations..........      1,459       1,730       1,699      2,113
Net earnings from discontinued operations........        164         397         346        525
Net earnings.....................................      1,623       2,127       2,045      2,638
Earnings per share - Diluted:
     Continuing operations.......................    $   .15     $   .18     $   .17    $   .22
     Discontinued operations.....................        .02         .04         .04        .05
     Net earnings per share......................        .17         .22         .21        .27



                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                       Consolidated Statements of Earnings
                                   (Unaudited)

                                                                             Twenty-Six Weeks
                                                   Thirteen  Weeks  Ended          Ended
                                                      May 1,     May 2,      May 1,      May 2,
(In thousands, except per share data)                  1999       1998        1999        1998
                                                     -------    -------     -------     ------
Net sales.......................................     $36,469    $33,651     $71,064     $61,711
Cost of sales...................................      25,797     24,126      50,490      44,052
                                                      ------    -------     -------     -------
     Gross margin...............................      10,672      9,525      20,574      17,659
Selling, general and administrative expenses....       7,220      6,465      13,833      11,813
                                                     -------    -------     -------     -------
     Operating profit...........................       3,452      3,060       6,741       5,846
Interest (expense) income, net..................        (307)       (90)       (596)          7
Minority interest in consolidated subsidiary....           8         19          14          34
                                                     -------    -------     -------     -------
     Earnings before income taxes...............       3,153      2,989       6,159       5,887
Income tax expense..............................       1,183      1,151       2,325       2,267
                                                     -------    -------     -------     -------
     Net earnings...............................     $ 1,970    $ 1,838     $ 3,834     $ 3,620
                                                     =======    =======     =======     =======
Basic and diluted earnings per share:...........     $   .23    $   .20     $   .43     $   .38
                                                     =======    =======     =======     =======



          See accompanying notes to consolidated financial statements.

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                           May 1,   October 31,
(In thousands, except share data)                           1999        1998
                                                         ---------   -------
                                                         (Unaudited)
Assets
Current assets:
     Cash and cash equivalents........................   $  1,162    $  5,186
     Accounts receivable, less allowances of
       $421 and $672, respectively....................     20,567      22,683
     Inventories......................................     27,761      24,877
     Prepayments and other current assets.............      3,421       3,081
                                                         --------    --------
          Total current assets........................     52,911      55,827
                                                         --------    --------
Property, plant and equipment:
     Land                                                   2,116       2,116
     Buildings and improvements.......................     11,451      11,395
     Machinery and equipment..........................     34,190      32,154
                                                         --------    --------
                                                           47,757      45,665
     Less accumulated depreciation....................    (19,403)    (18,167)
                                                         --------    --------
          Total property, plant and equipment.........     28,354      27,498
                                                         --------    --------
Other assets, net of accumulated amortization:
     Goodwill.........................................     24,749      23,243
     Other   .........................................      5,717       5,406
                                                         --------    --------
          Total other assets..........................     30,466      28,649
                                                         --------    --------
Total Assets                                             $111,731    $111,974
                                                         ========    ========
Liabilities and Stockholders' Equity Current
  liabilities:
     Accounts Payable.................................   $ 10,528    $ 11,695
     Accrued liabilities..............................      5,018       6,769
     Current maturities of long-term debt.............      2,079       1,607
                                                         --------    --------
          Total current liabilities...................     17,625      20,071
Long-term obligations:
     Long-term debt...................................     19,249      17,208
     Deferred income taxes............................        876         876
     Minority interest in consolidated subsidiary.....        796         810
     Other   .........................................        759       1,063
                                                         --------    --------
          Total liabilities...........................     39,305      40,028
                                                         --------    --------
Stockholders' equity:
     Common stock, $.02 par value: authorized
       20,000,000 shares;
        9,915,117 shares issued.......................        198         198
     Additional paid-in capital.......................     47,376      47,376
     Treasury stock, at cost (942,540 and 992,777
       shares, respectively)..........................    (15,685)    (13,557)
     Cumulative translation adjustment................       (196)        (19)
     Retained earnings................................     40,733      37,948
                                                         --------    --------
          Total stockholders' equity..................     72,426      71,946
                                                         --------    --------
Total Liabilities and Stockholders' Equity............   $111,731    $111,974
                                                         ========    ========

          See accompanying notes to consolidated financial statements.

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity
               Twenty-Six Weeks Ended May 1, 1999, and May 2, 1998
                                   (Unaudited)

                                                      Additional               Cumulative                  Total
                                           Common       Pain-in    Treasury    Translation   Retained  Stockholders'
(In thousands)                              Stock       Capital      Stock     Adjustments   Earnings     Equity
                                         -----------  ----------  -----------  ------------ ----------  -----------

Balance, November 1, 1997.............   $      198   $  47,376   $   (6,855)  $     (727)  $  33,272   $   73,264
     Net earnings.....................           --          --           --           --       3,620        3,620
     Exercise of stock options........           --          --          219           --        (139)          80
     Issuance of stock to Employee
        Stock Purchase Plan...........           --          --           30           --          --           30
     Translation adjustments..........           --          --           --         (176)         --         (176)
     Cash dividends...................           --          --           --           --        (734)        (734)
     Treasury stock purchases.........           --          --       (5,900)          --          --       (5,900)
     Issuance of stock for business
        acquisition...................           --          --          243           --          --          243
                                         ----------   ---------   ----------   ----------   ---------   ----------
Balance, May 2, 1998..................   $      198   $  47,376   $  (12,263)  $     (903)  $  36,019   $   70,427
                                         ==========   =========   ==========   ==========   =========   ==========

Balance, October 31, 1998.............   $      198   $  47,376   $  (13,557)  $      (19)  $  37,948   $   71,946
     Net earnings.....................           --          --           --           --       3,834        3,834
     Exercise of stock options........           --          --          139           --         (67)          72
     Issuance of stock to Employee
        Stock Purchase Plan...........           --          --          574           --        (226)         348
     Translation adjustments..........           --          --           --         (177)         --         (177)
     Cash dividends...................           --          --           --           --        (710)        (710)
     Treasury stock purchases.........           --          --       (3,025)          --          --       (3,025)
     Issuance of stock for business
        acquisition...................           --          --          184           --         (46)         138
                                      -------------   ---------   ----------   ----------   ----------  ----------
Balance, May 1, 1999..................   $      198   $  47,376   $  (15,685)  $     (196)  $  40,733   $   72,426
                                         ==========   =========   ==========   ==========   =========   ==========





          See accompanying notes to consolidated financial statements.

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                          Twenty-Six Weeks Ended
                                                              May 1,      May 2,
(In thousands)                                                 1999        1998
                                                             --------    ------
Cash flows from operating activities:
     Net earnings                                           $ 3,834     $ 3,620
     Adjustments to reconcile net earnings to net
       cash provided by (used in)
        operating activities:
          Depreciation and amortization...................    1,721       1,823
          Translation adjustments.........................     (177)       (176)
          Minority interest in consolidated subsidiary....      (14)        (34)
          Change in assets and liabilities:
               Accounts receivable, net...................    2,116       2,166
               Inventories................................   (2,884)     (1,429)
               Prepayments and other current assets.......     (340)     (1,127)
               Other assets, net..........................     (221)       (221)
               Accounts payable...........................   (1,167)     (1,082)
               Accrued liabilities........................   (1,751)     (6,510)
               Other liabilities..........................     (304)         --
                                                            --------    -------

          Net cash used in operating activities...........   (1,857)     (2,970)
                                                            -------     -------

Cash flows from investing activities:
     Additions to property, plant and equipment, net......   (1,503)     (3,931)
     Acquisition, net of cash.............................       --     (15,962)
                                                            -------     -------

          Net cash used in investing activities...........   (1,503)    (19,893)
                                                            -------     --------

Cash flows from financing activities:
     Additions to (repayment of) long-term debt, net......    2,513      15,150
     Common stock issuances...............................      558         110
     Cash dividends.......................................     (710)       (734)
     Treasury stock purchases.............................   (3,025)     (5,900)
                                                            --------    --------

          Net cash provided by (used in)
            financing activities..........................     (664)      8,626
                                                            --------    -------

Net decrease in cash and cash equivalents.................   (4,024)    (14,237)
Cash and cash equivalents-beginning of period.............    5,186      16,294
                                                            -------     -------

Cash and cash equivalents-end of period...................  $ 1,162     $ 2,057
                                                            =======     =======

Supplemental Cash Flow Information:
     Cash paid for interest...............................  $   578     $   277
                                                            =======     =======

     Cash paid for income taxes...........................  $ 2,745     $ 9,770
                                                            =======     =======


          See accompanying notes to consolidated financial statements.

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements
                       Twenty-six Weeks Ended May 1, 1999

Note 1 - Interim Results

         The financial statements contained herein are unaudited. In the opinion of management, these financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for fair presentation of the results of the interim periods presented. Reference is made to the footnotes to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended October 31, 1998, filed with the Securities and Exchange Commission.

Note 2 - Business Acquisition

         The Company's results for the thirteen and twenty-six weeks ended May 1, 1999 include Howe Furniture Corporation and its subsidiaries ("Howe"). Howe was acquired during March 1998, and therefore Howe's results of operation are not included in the reported results for a portion of the thirteen and twenty-six weeks ended May 2, 1998.

Note 3 - Comprehensive Income

         In June 1997, the Financial Accounting Standards Board adopted Statements of Financial Accounting Standards, "Reporting Comprehensive Income"
(SFAS) No. 130, which is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources; it includes all changes in equity during the period except those resulting from investments by owners and distribution to owners. Comprehensive income is the total of all components of comprehensive income and other comprehensive income, including net income. Other comprehensive income refers to revenues, expenses, gains and losses that under GAAP are excluded from net income. Effective November 1, 1998, the Company adopted SFAS No. 130. For the Company, the only element of other comprehensive income is cumulative translation adjustments, arising from the translation of certain balance sheet accounts from local currency to functional currency. Comprehensive income was $2.1 million and $1.9 million for the thirteen weeks ended May 1, 1999 and May 2, 1998, respectively and $3.7 million and $3.4 million for the twenty-six weeks ended May 1, 1999 and May 2, 1998, respectively.

Note 4 - Subsequent Event

         On May 5, 1999, the Company entered into a merger agreement to acquire all of the outstanding shares of Shelby Williams Industries, Inc. ("Shelby Williams") for $16.50 per share in cash. The aggregate purchase price, including transaction costs, for the outstanding Shelby Williams common stock and the cost of redemption of outstanding Shelby Williams stock options is expected to be approximately $149.3 million. The acquisition will be funded by senior secured credit facilities comprised of a $70 million term loan and a $50 million revolving credit facility in addition to an offering of $100 million of senior subordinated notes (at the closing, it is expected that the outstanding current revolver amount of $19.2 million will be paid off and that the term loan and the notes will be drawn in full and the revolving credit facility will be undrawn.) The Company's domestic subsidiaries will guarantee the notes on a senior subordinated basis.

         The following condensed consolidating financial statements of the Company include the combined accounts of the Company and its domestic subsidiaries and the combined accounts of the foreign subsidiaries. Given the size of the foreign subsidiaries, relative to the Company and its domestic subsidiaries on a consolidated basis, separate financial statements of the respective Company and its domestic subsidiaries are not presented because management has determined that such information is not material in assessing the Company and its domestic subsidiaries.

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES


                                                   Falcon Products, Inc.
                                            Consolidating Statement of Earnings
                                         For the Thirteen Weeks Ended May 1, 1999

                                                      Total       Total
                                                    Domestic     Foreign   Eliminations    Total
                                                    --------     -------   ------------   -------
Net sales.......................................   $   35,161  $    4,472  $   (3,164)  $   36,469
Cost of sales...................................       24,940       4,021      (3,164)      25,797
                                                   ----------  ----------  ----------   ----------
     Gross margin...............................       10,221         451          --       10,672
Selling, general and administrative expenses....        7,179          41          --        7,220
                                                   ----------  ----------  ----------   ----------
     Operating profit...........................        3,042         410          --        3,452
Minority interest in consolidated subsidiary....            8          --          --            8
Interest income (expense).......................         (282)        (25)         --         (307)
                                                   ----------  ----------  ----------   ----------
     Earnings before income taxes...............        2,768         385          --        3,153
Income tax expense..............................        1,095          88          --        1,183
                                                   ----------  ----------  ----------   ----------
     Net earnings...............................   $    1,673  $      297  $       --   $    1,970
                                                   ==========  ==========  ==========   ==========



                                                  Falcon Products, Inc.
                                           Consolidating Statement of Earnings
                                         For the Thirteen Weeks Ended May 2, 1998

                                                      Total       Total
                                                    Domestic     Foreign   Eliminations    Total
                                                    --------     -------   ------------   -------
Net sales.......................................   $   31,525  $    5,145  $   (3,019)  $   33,651
Cost of sales...................................       22,432       4,713      (3,019)      24,126
                                                   ----------  ----------  ----------   ----------
     Gross margin...............................        9,093         432          --        9,525
Selling, general and administrative.............        6,022         443          --        6,465
                                                   ----------  ----------  ----------   ----------
     Operating profit...........................        3,071         (11)         --        3,060
Minority interest in consolidated subsidiary....           19          --          --           19
Interest income (expense).......................          (75)        (15)         --          (90)
                                                   ----------  ----------  ----------   ----------
     Earnings before income taxes...............        3,015         (26)         --        2,989
Income tax expense..............................        1,161         (10)         --        1,151
                                                   ----------  ----------  ----------   ----------
     Net earnings...............................   $    1,854  $      (16) $       --   $    1,838
                                                   ==========  ==========  ==========   ==========



                                                  Falcon Products, Inc.
                                           Consolidating Statement of Earnings
                                       For the Twenty-six Weeks Ended May 1, 1999

                                                      Total       Total
                                                    Domestic     Foreign   Eliminations    Total
                                                    --------     -------   ------------   -------
Net sales.......................................   $   67,786  $    9,606  $   (6,328)  $   71,064
Cost of sales...................................       48,440       8,378      (6,328)      50,490
                                                   ----------  ----------  ----------   ----------
     Gross margin...............................       19,346       1,228          --       20,574
Selling, general and administrative.............       13,306         527          --       13,833
                                                   ----------  ----------  ----------   ----------
     Operating profit...........................        6,040         701          --        6,741
Minority interest in consolidated subsidiary....           14          --          --           14
Interest income (expense).......................         (566)        (30)         --         (596)
                                                   ----------  ----------  ----------   ----------
     Earnings before income taxes...............        5,488         671          --        6,159
Income tax expense..............................        2,168         157          --        2,325
                                                   ----------  ----------  ----------   ----------
     Net earnings...............................   $    3,320  $      514  $       --   $    3,834
                                                   ==========  ==========  ==========   ==========



                                       F-29


                                                   Falcon Products, Inc.
                                            Consolidating Statement of Earnings
                                        For the Twenty-six Weeks Ended May 2, 1998

                                                     Total       Total
                                                   Domestic     Foreign   Eliminations    Total
                                                   --------     -------   ------------   -------
Net sales......................................   $   58,201  $    8,957  $   (5,447)  $   61,711
Cost of sales..................................       40,970       8,529      (5,447)      44,052
                                                  ----------  ----------  ----------   ----------

     Gross margin..............................       17,231         428          --       17,659
Selling, general and administrative............       11,304         509          --       11,813
                                                  ----------  ----------  ----------   ----------

     Operating profit..........................        5,927         (81)         --        5,846
Minority interest in consolidated subsidiary...           34          --          --           34
Interest income (expense)......................           45         (38)         --            7
                                                  ----------  ----------  ----------   ----------

     Earnings before income taxes..............        6,006        (119)         --        5,887
Income tax expense.............................        2,312         (45)         --        2,267
                                                  ----------  ----------  ----------   ----------

     Net earnings..............................   $    3,694  $      (74) $       --   $    3,620
                                                  ==========  ==========  ==========   ==========


                                                   Falcon Products, Inc.
                                                Consolidating Balance Sheet
                                                        May 1, 1999

                                                           Total        Total
                                                         Domestic      Foreign  Eliminations      Total
                                                         --------      -------  ------------    -------
Assets
Cash and cash equivalents.............................  $      (31)  $    1,193  $       --  $    1,162
Accounts receivable...................................      18,185        2,382          --      20,567
Inventories  .........................................      22,902        4,859          --      27,761
Other assets .........................................       2,891          530          --       3,421
                                                        ----------   ----------  ----------  ----------

          Total current assets........................      43,947        8,964          --      52,911
Property, plant and equipment, net....................      19,329        9,025          --      28,354
Investment in subsidiaries............................       7,664           --      (7,664)         --
Intangibles and other assets..........................      30,466           --          --      30,466
                                                        ----------   ----------  ----------  ----------

          Total assets................................  $  101,406   $   17,989  $   (7,664) $  111,731
                                                        ==========   ==========  ==========  ==========

Liabilities and Stockholders' Equity
Current liabilities...................................  $   13,056   $    4,569  $       --  $   17,625
Long-term debt........................................      19,249           --          --      19,249
Other long-term liabilities...........................       2,431           --          --       2,431
Intercompany payable (receivable).....................      (5,756)       5,756          --          --
                                                        ----------   ----------  ----------  ----------

          Total liabilities...........................      28,980       10,325          --      39,305
                                                        ----------   ----------  ----------  ----------
Stockholders' equity
     Common stock.....................................         198        6,446      (6,446)        198
     Additional paid-in capital.......................      47,376          925        (925)     47,376
     Treasury stock...................................     (15,685)          --          --     (15,685)
     Cumulative translation adjustment................        (196)          --          --        (196)
     Retained earnings................................      40,733          293        (293)     40,733

          Total stockholders' equity..................      72,426        7,664      (7,664)     72,426
                                                        ----------   ----------  ----------  ----------

          Total liabilities and stockholders' equity.   $  101,406   $   17,989  $   (7,664) $  111,731
                                                        ==========   ==========  ==========  ==========

                                      F-30

                                          FALCON PRODUCTS, INC. AND SUBSIDIARIES

                             Notes to Unaudited Consolidated Financial Statements--(Continued)

                                                Consolidating Balance Sheet
                                                     October 31, 1998

                                                           Total       Total
                                                         Domestic     Foreign   Eliminations      Total
                                                         ---------   --------   ------------   --------
Assets
Cash and cash equivalents.............................  $    3,666   $   1,520   $       --  $    5,186
Accounts receivable...................................      20,472       2,211           --      22,683
Inventories, net......................................      20,922       3,955           --      24,877
Other assets                                                 2,760         321           --       3,081
                                                         ---------   ---------   ----------  ----------
          Total current assets........................      47,820       8,007           --      55,827
Property plant and equipment, net.....................      18,362       9,136           --      27,498
Investment in subsidiaries............................       7,150          --       (7,150)         --
Goodwill and other assets.............................      28,649          --           --      28,649
                                                        ----------  ----------   ----------  ----------

          Total assets................................  $  101,981  $   17,143   $   (7,150) $  111,974
                                                        ==========  ==========   ==========  ==========

Liabilities and Stockholders' Equity
Current liabilities...................................  $   16,143  $    3,928   $       --  $   20,071
Long-term debt........................................      17,208          --           --      17,208
Other long-term liabilities...........................       2,749          --           --       2,749
Intercompany payable (receivable).....................      (6,065)      6,065           --          --
                                                        ----------  ----------   ----------  ----------

          Total liabilities...........................      30,035       9,993           --      40,028
                                                        ----------  ----------   ----------  ----------

Stockholders' equity
     Common stock.....................................         198       6,446       (6,446)        198
     Additional paid-in capital.......................      47,376         925         (925)     47,376
     Treasury stock...................................     (13,557)         --           --     (13,557)
     Cumulative translation adjustment................         (19)         --           --         (19)
     Retained earnings................................      37,948        (221)         221      37,948
                                                        ----------  ----------   ----------  ----------

          Total stockholders' equity..................      71,946       7,150       (7,150)     71,946
                                                        ----------  ----------   ----------  ----------

          Total liabilities and stockholders' equity..  $  101,981  $   17,143   $   (7,150) $  111,974
                                                        ==========  ==========   ==========  ==========


                                                   Falcon Products, Inc.
                                           Consolidating Statement of Cash Flows
                                        For the Twenty-six Weeks Ended May 1, 1999

                                                            Total       Total
                                                          Domestic     Foreign   Eliminations      Total
                                                          ---------    --------  ------------   --------
Net cash from operating activities.....................  $   (1,444) $     (413)  $       --  $   (1,857)
                                                         ----------  ----------   ----------  ----------
Cash flows used in investing activities
    Capital expenditures, net..........................      (1,589)         86           --      (1,503)
                                                         ----------  ----------   ----------   ---------
Net cash used in investing activities..................      (1,589)         86           --      (1,503)
                                                         ----------  ----------   ----------   ---------
Cash flows used in financing activities
     Common stock issuance.............................         558          --           --         558
     Treasury stock purchases..........................      (3,025)         --           --      (3,025)
     Cash dividends....................................        (710)         --           --        (710)
     Additions to (repayment of) long-term debt, net...       2,513          --           --       2,513
                                                         ----------  ----------   ----------  ----------
Net cash used in financing activities..................        (664)         --           --        (664)
                                                         ----------  ----------   ----------  ----------
Net change in cash and cash equivalents................  $   (3,697) $     (327)  $       --  $   (4,024)
                                                         ==========  ==========   ==========  ==========


                                       F-31

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

        Notes to Unaudited Consolidated Financial Statements--(Continued)



                                                   Falcon Products, Inc.
                                           Consolidating Statement of Cash Flows
                                        For the Twenty-six Weeks Ended May 2, 1998

                                                            Total       Total
                                                          Domestic     Foreign   Eliminations     Total
                                                          ---------   ---------  ------------   --------
Net cash from operating activities.....................  $   (1,411) $   (1,559)  $       --  $   (2,970)
                                                         ----------  ----------   ----------  ----------
Cash flows used in investing activities
     Acquisition, net of cash..........................     (15,962)         --           --     (15,962)
     Capital expenditures, net.........................      (4,548)        617           --      (3,931)
                                                         ----------  ----------   ----------  ----------

Net cash used in investing activities..................     (20,510)        617           --     (19,893)
                                                         ----------  ----------   ----------  ----------
Cash flows used in financing activities
     Common stock issuance.............................         110          --           --         110
     Treasury stock purchases..........................      (5,900)         --           --      (5,900)
     Cash dividends....................................        (734)         --           --        (734)
     Additions to (repayment of) long-term debt, net...      15,150          --           --      15,150
                                                         ----------  ----------   ----------  ----------

Net cash used in financing activities..................       8,626          --           --       8,626
                                                         ----------  ----------   ----------  ----------

Net change in cash and cash equivalents................  $  (13,295) $     (942)  $       --  $  (14,237)
                                                         ==========  ==========   ==========  ==========


                         Report of Independent Auditors



The Board of Directors and Stockholders
Shelby Williams Industries, Inc.

         We have audited the accompanying consolidated balance sheets of Shelby Williams Industries, Inc., as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shelby Williams Industries, Inc., as of December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                             /s/ ERNST & YOUNG LLP

January 29, 1999
Atlanta, Georgia


                        SHELBY WILLIAMS INDUSTRIES, INC.

                        Consolidated Statements of Income

                                                      Years Ended December 31,
                                                1998            1997            1996
                                           -------------   -------------   ---------

Net sales................................  $ 165,937,000   $ 157,779,000   $ 149,481,000
Cost of goods sold.......................    126,388,000     120,849,000     114,998,000
Selling, general and administrative
  expenses...............................     22,994,000      22,268,000      22,100,000
                                           -------------   -------------   -------------
                                              16,555,000      14,662,000      12,383,000
Other deductions (income):
Interest expense.........................        391,000         622,000         969,000
Interest income..........................       (539,000)       (614,000)        (18,000)
Miscellaneous income.....................       (102,000)        (89,000)        (44,000)
                                           -------------   -------------   -------------
                                                (250,000)        (81,000)        907,000
                                           -------------   -------------   -------------

Income from continuing operations
  before income taxes....................     16,805,000      14,743,000      11,476,000
Income taxes:
Current..................................      7,626,000       4,926,000       3,247,000
Deferred.................................     (1,435,000)        140,000         473,000
                                           -------------   -------------   -------------
                                               6,191,000       5,066,000       3,720,000
                                           -------------   -------------   -------------

Income from continuing operations........     10,614,000       9,677,000       7,756,000

Discontinued operations:
Income (loss) from discontinued
  operations, net of taxes...............        (48,000)        915,000         661,000
Loss on disposal of discontinued
  operations, net of taxes...............     (7,081,000)             --              --
                                           -------------   -------------   -------------

Net income...............................  $   3,485,000   $  10,592,000   $   8,417,000
                                           =============   =============   =============

Income per share:
Continuing operations....................  $        1.17   $        1.05   $        0.88
Income (loss) from discontinued
  operations, net of taxes...............          (0.01)           0.10            0.08
Loss on disposal of discontinued
  operations, net of taxes...............          (0.78)             --              --
                                           -------------   -------------   -------------

Net income...............................  $        0.38   $        1.15   $        0.96
                                           =============   =============   =============

Income per share-assuming dilution:
Continuing operations....................  $        1.17   $        1.05   $        0.88
Income (loss) from discontinued
  operations, net of taxes...............          (0.01)           0.10            0.07
Loss on disposal of discontinued
  operations, net of taxes...............          (0.78)             --              --
                                           -------------   -------------   -------------

Net income...............................  $        0.38   $        1.15   $        0.95
                                           =============   =============   =============
Weighted average number of common
  shares outstanding.....................      9,078,000       9,198,000       8,805,000
                                           =============   =============   =============

Weighted average number of common
  shares outstanding-assuming dilution...      9,108,000       9,250,000       8,838,000
                                           =============   =============   =============



                             See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                           Consolidated Balance Sheets

                                                         December 31,
                                                      1998            1997
                                                 -------------   ---------
Assets
Current assets:
Cash and cash equivalents......................  $  6,355,000    $ 11,124,000
Accounts receivable, less allowance for
   doubtful accounts of $375,000 in 1998
   and $325,000 in 1997........................    28,025,000      26,165,000
Inventories:
     Raw materials.............................    11,818,000       8,147,000
     Work in process...........................     5,492,000       4,978,000
     Finished goods............................     5,234,000       4,643,000
                                                 ------------    ------------
                                                   22,544,000      17,768,000
Prepaid expenses...............................     5,187,000       5,015,000
Net assets of discontinued operations..........            --       8,857,000
                                                 ------------    ------------
Total current assets...........................    62,111,000      68,929,000
Net assets of discontinued operations..........            --       2,335,000
Excess of cost over net assets of acquired
   companies...................................       151,000         160,000
Property, plant and equipment, at cost:
     Land and land improvements................     2,560,000       2,392,000
     Buildings and leasehold improvements......    20,974,000      20,176,000
     Machinery and equipment...................    26,746,000      22,720,000
     Construction in progress..................            --       1,690,000
                                                 ------------    ------------
                                                   50,280,000      46,978,000
     Less accumulated depreciation and
        amortization...........................    24,295,000      22,367,000
                                                 ------------    ------------
                                                   25,985,000      24,611,000
Other assets...................................     1,386,000       1,203,000
                                                 ------------    ------------
                                                 $ 89,633,000    $ 97,238,000
                                                 ============    ============
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable...............................  $  7,063,000    $  4,730,000
Customer deposits on orders in process.........     5,717,000       4,225,000
Accrued liabilities............................     6,278,000       5,629,000
Income taxes...................................       889,000       1,851,000
Current portion of long-term debt..............     3,000,000       4,000,000
                                                 ------------    ------------
Total current liabilities......................    22,947,000      20,435,000
Long-term debt.................................            --       3,000,000
Deferred income taxes..........................     1,991,000       2,031,000
Commitments (see notes)
Stockholders' equity:
     Common stock, $.05 par value; authorized
        30,000,000 shares; issued
        11,876,000 shares (1997-11,848,000)....       593,000         592,000
     Capital in excess of par value............    10,128,000       9,837,000
     Retained earnings.........................    77,012,000      76,820,000
                                                 ------------    ------------
                                                   87,733,000      87,249,000
     Less common stock held in treasury;
        3,025,000 shares at cost
        (1997-2,500,000).......................    23,038,000      15,477,000
                                                 ------------    ------------
Total stockholders' equity.....................    64,695,000      71,772,000
                                                 ------------    ------------
                                                 $ 89,633,000    $ 97,238,000
                                                 ============    ============


                             See accompanying notes.


                        SHELBY WILLIAMS INDUSTRIES, INC.

                      Consolidated Statements of Cash Flows

                                                                                   Years Ended December 31,
                                                                             1998            1997           1996
                                                                        -------------   -------------  ---------

Cash flows from operating activities:
     Net income......................................................   $  3,485,000    $ 10,592,000   $  8,417,000
     Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization................................      2,478,000       2,298,000      2,457,000
        Provision for losses on accounts receivable..................        207,000         110,000        136,000
        Change in net assets of discontinued operations..............      9,692,000        (468,000)      (314,000)
        Changes in assets and liabilities net of effects
          from sale of facility:
          Accounts receivable........................................     (2,067,000)     (2,953,000)      (540,000)
          Inventories................................................     (4,776,000)      2,380,000       (640,000)
          Prepaid expenses...........................................       (172,000)     (2,051,000)      (267,000)
          Accounts payable and accrued liabilities...................      4,474,000        (818,000)    (2,706,000)
          Income taxes payable.......................................       (962,000)        147,000        921,000
     Increase (decrease) in deferred taxes...........................        (40,000)       (106,000)        34,000
     Pension liability adjustment....................................             --         789,000        119,000
     Other   ........................................................       (183,000)        168,000        452,000
                                                                        ------------    ------------   ------------

Net cash provided by operating activities............................     12,136,000      10,088,000      8,069,000
Cash flows from investing activities:
     Proceeds from sale of business and facility.....................      1,500,000              --      2,000,000
     Proceeds from disposal of property, plant and equipment.........         76,000         133,000          5,000
     Capital expenditures............................................     (3,919,000)     (3,557,000)    (1,189,000)
                                                                        ------------    ------------   ------------

Net cash provided (used) by investing activities ....................     (2,343,000)     (3,424,000)       816,000
Cash flows from financing activities:
     Sale of treasury stock at public offering.......................             --       7,953,000             --
     Repayment of short-term borrowings..............................             --              --     (5,900,000)
     Principal payments of long-term debt............................     (4,000,000)     (1,000,000)       (32,000)
     Sale of common stock under stock option plan....................        292,000         296,000        290,000
     Purchase of common stock for the treasury.......................     (7,561,000)       (884,000)    (1,937,000)
     Dividends declared and paid.....................................     (3,293,000)     (2,944,000)    (2,643,000)
                                                                        ------------    ------------   ------------

Net cash provided (used) by financing activities.....................    (14,562,000)      3,421,000    (10,222,000)
                                                                        ------------    ------------   ------------

     Net increase (decrease) in cash and cash equivalents............     (4,769,000)     10,085,000     (1,337,000)
     Cash and cash equivalents at beginning of year..................     11,124,000       1,039,000      2,376,000
                                                                        ------------    ------------   ------------

Cash and cash equivalents at end of year.............................   $  6,355,000    $ 11,124,000   $  1,039,000
                                                                        ============    ============   ============
     Supplemental cash flow information:
     Cash paid during the year for:
        Interest.....................................................   $    447,000    $    632,000   $    969,000
        Income taxes.................................................      4,557,000       6,104,000      3,277,000
                                                                        ------------    ------------   ------------
                                                                        $  5,004,000    $  6,736,000   $  4,246,000
                                                                        ============    ============   ============


                             See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                 Consolidated Statements of Stockholders' Equity


                                                         Years Ended December 31, 1998, 1997 and 1996
                                    ----------------------------------------------------------------------------------------
                                       Common Stock                                   Accumulated
                                       ------------          Capital in                  other
                                    Shares                    excess of    Retained  comprehensive     Treasury
                                    Issued        Amount      par value    earnings      income      stock, at cost   Total
                                    ------        ------     ----------    --------  -------------   --------------  ------

Balance at December 31,
   1995 ......................    11,779,000  $   589,000  $ 7,855,000  $ 63,398,000  $  (908,000) $(19,210,000) $ 51,724,000
Net income....................            --           --           --     8,417,000           --           --      8,417,000
Other comprehensive
   income:
     Pension liability
        adjustment............            --           --           --            --      198,000           --        198,000
     Tax expense..............            --           --           --            --      (79,000)          --        (79,000)
                                                                        ------------  -----------                ------------
Comprehensive income..........            --           --           --     8,417,000      119,000           --      8,536,000
Sale of common stock under
   stock option plan..........        35,000        2,000      288,000            --           --           --        290,000
Common stock purchased for
   treasury (168,000
   shares)....................            --           --           --            --           --   (1,937,000)    (1,937,000)
Cash dividends - $.30 per
   share......................            --           --           --    (2,643,000)          --           --     (2,643,000)
                                ------------  -----------  -----------  ------------  -----------  -----------   ------------

Balance at December 31,
   1996 ......................    11,814,000      591,000    8,143,000    69,172,000     (789,000) (21,147,000)    55,970,000
Net income....................            --           --           --    10,592,000           --           --     10,592,000
Other comprehensive
   income:
     Pension liability
        adjustment............            --           --           --            --    1,315,000           --      1,315,000
     Tax expense..............            --           --           --            --     (526,000)         --        (526,000)
                                                                       -------------  ----------- -              ------------

Comprehensive income..........            --           --           --    10,592,000      789,000           --     11,381,000
Sale of treasury stock at
   public offering (619,000
   shares)....................            --           --    1,399,000            --           --    6,554,000      7,953,000
Sale of common stock under
   stock option plan..........        34,000        1,000      295,000            --           --           --        296,000
Common stock purchased for
   treasury (72,000 shares)...            --           --           --            --           --     (884,000)      (884,000)
Cash dividends - $.32 per
   share......................            --           --           --    (2,944,000)          --           --     (2,944,000)
                                ------------  -----------  -----------  ------------  -----------  -----------   ------------

Balance at December 31,
   1997 ......................    11,848,000      592,000    9,837,000    76,820,000            0  (15,477,000)    71,772,000
Net income and
   comprehensive income.......            --           --           --     3,485,000           --           --      3,485,000
Sale of common stock under
   stock option plan..........        28,000        1,000      291,000            --           --           --        292,000
Common stock purchased for
   treasury (525,000
   shares)....................            --           --           --            --           --   (7,561,000)    (7,561,000)
Cash dividends - $.36 per
   share......................            --           --           --    (3,293,000)          --           --     (3,293,000)
                                ------------  -----------  -----------  ------------  -----------  -----------   ------------
Balance at December 31,
   1998 ......................    11,876,000  $   593,000  $10,128,000  $ 77,012,000  $         0  $(23,038,000) $ 64,695,000
                                ============  ===========  ===========  ============= ===========  ============  ============



                             See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                   Notes to Consolidated Financial Statements


Summary of Significant Accounting Policies

Description of Business

         Shelby Williams designs, manufactures and distributes products for the contract furniture market. The Company has a significant position in the hospitality and food service markets through its "Shelby Williams" seating line, "King Arthur" line of function room furniture and "Sterno" accessories. It serves the health care, university, and other institutional markets through its "Thonet" division with health care and university furniture, including chairs, tables, and other institutional products. The Company also processes and distributes vinyl wallcoverings for residential, hotel and office use under the name "Sellers & Josephson."

Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany items and transactions are denominated in U.S. dollars and have been eliminated in consolidation.

Revenue Recognition

         Sales are recognized when the products are shipped.

Income Taxes

         Income tax expense includes Federal and state income taxes currently payable and deferred taxes arising from temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements.

Cash and Cash Equivalents

         Cash equivalents include highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash.

Inventories

         Inventories are carried at the lower of cost or market, determined by the last-in, first-out (LIFO) method. The current replacement cost of inventories exceeded carrying value by approximately $10,828,000 at December 31, 1998 and $9,997,000 at December 31, 1997.

         As a result of the difference between the method of allocating the cost of acquisitions in 1976, 1987 and 1988 for financial reporting purposes, and the method used for income tax purposes, the Company's tax basis in the inventories is approximately $20,204,000 at December 31, 1998 and $22,278,000 at December 31, 1997. Related 1998 disposition cost of $616,000 was not a deduction for tax.

                        SHELBY WILLIAMS INDUSTRIES, INC.

Property, Plant and Equipment

         Depreciation and amortization of property, plant and equipment is provided using the straight-line method over the estimated useful lives of the respective assets.

Post-employment Benefits

         The Company provides certain post-employment benefits. Payments of these benefits in the past have been infrequent and are not estimable, thus the Company records these benefits on an event basis.

Other Significant Accounting Policies

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. As a result of significant deductibles in its insurance coverage for liability and worker's compensation claims, the Company provides amounts which management believes are sufficient to cover the associated liabilities.

Commitments

Leases

         The Company leases certain manufacturing facilities under operating leases which expire over the next seven years. The Company also leases showroom space under operating leases expiring over the next five years.

         Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1998 are:

                                                                    Year ending
                                                                    December 31,
                                                                   -------------

1999..........................................................     $  1,058,000
2000..........................................................          968,000
2001..........................................................          573,000
2002..........................................................          532,000
2003..........................................................          469,000
Subsequent to 2003............................................           62,000
                                                                   ------------

Total minimum lease payments..................................     $  3,662,000
                                                                   ============


         Total rental expense for all operating leases aggregated $1,899,000 in 1998, $1,955,000 in 1997, and $1,912,000 in 1996.

Short-Term Borrowings

         The Company has unsecured lines of credit amounting to $20,000,000 at interest rates of prime or less. At December 31, 1998, all of these lines were unused.

                        SHELBY WILLIAMS INDUSTRIES, INC.

Long-Term Debt

         Long-term debt at December 31, 1998, and 1997 consisted of the following:

                                                     1998            1997
                                               ----------------------------

7.8% senior notes due in quarterly
  installments through July 1999............   $  3,000,000    $  7,000,000

Less amounts due within one year............      3,000,000       4,000,000
                                               ------------    ------------
                                               $         --    $  3,000,000
                                               ============    ============


         The terms of the senior note agreement contain certain restrictions. At December 31, 1998, the Company was in compliance with all such restrictions. The final $863,000 of a capitalized lease obligation was discharged by assignment with sale of the related facility in August 1996.


Common Stock Information (unaudited)

         The following table sets forth the high and low sales prices of the Company's common stock as reported by the New York Stock Exchange.

 Sales
 Prices                                                    High        Low
 ------                                                    ----       -----
  1998     1st Quarter................................     17 1/8      14 5/8
           2nd Quarter................................     16 1/8      14 5/8
           3rd Quarter................................     15 3/4      11
           4th Quarter................................     13 1/8      11

  1997     1st Quarter................................     17          11 7/8
           2nd Quarter................................     14 3/8      11 3/8
           3rd Quarter................................     19 7/8      13 3/4
           4th Quarter................................     20 5/8      14 3/4


         At December 31, 1998, there were approximately 3,000 holders of record of the Company's common stock, including individual participants in security position listings.

         The Company declared and paid cash dividends on its common stock during the last two fiscal years as follows:

                                                               Cash Dividend
                                                                    per
                                                               Common Share
                                                            -----------------
      Period                                                   1998      1997
      ------                                                -----------------

      1st Quarter.......................................      $ 0.09    $ 0.08
      2nd Quarter.......................................        0.09      0.08
      3rd Quarter.......................................        0.09      0.08
      4th Quarter.......................................        0.09      0.08
                                                              ------    ------
                                                              $ 0.36    $ 0.32
                                                              ======    ======

                        SHELBY WILLIAMS INDUSTRIES, INC.


Quarterly Results (unaudited)

         Summarized quarterly results for the two years ended December 31, 1998 follows (dollars in thousands, except for per share amounts):

                                                            1998                                     1997
                               -----------------------------------------------------------------------------------
                                  Fourth     Third     Second     First     Fourth      Third    Second      First
                                  ------     -----     ------     -----     ------      -----    ------      -----
Net sales...................   $  44,237 $  42,387  $  40,829 $  38,484  $  41,966  $  39,608 $  39,749  $  36,456
Gross profit................      10,962    10,095      9,937     8,555     10,256      9,435     9,182      8,057
Income from continuing
   operations...............       3,120     2,727      2,689     2,078      2,862      2,532     2,450      1,833
Net income (loss)...........       3,120     2,727     (4,476)    2,114      2,985      2,734     2,707      2,166
Income (loss) per share
   (basic and diluted):
   Continuing operations....        0.35      0.30      0.29       0.22       0.31       0.27      0.26       0.21
   Net income (loss)........        0.35      0.30     (0.49)      0.23       0.32       0.29      0.29       0.25



Stock Option Plans

         Under the Company's incentive stock option plan and directors' stock option plan, options are granted to key employees and directors to purchase the Company's common stock at not less than fair market value at date of grant. At December 31, 1998 and 1997, there were 276,000 and 308,000 shares, respectively, reserved for issuance under the plans. Of options granted, 20,000 in 1997 and 16,000 in 1996 have five year terms and vest and become fully exercisable at the end of six months service. The remaining options granted in 1997 and 1996 and all of the options granted in 1998 have five year terms and vest and become exercisable in 1/3 increments after 15 months, 30 months, and 45 months, respectively, of continued employment.

         The intrinsic value method is used in accounting for stock-based awards under the Company's stock option plans. Because the exercise price of the Company's stock options at least equals the market price of the under-lying stock on the date of grant, no compensation expense is recognized.

         A  summary  of  the  Company's  stock  option  activity,   and  related
information for years ended December 31 follows:


                                                                1998                 1997                 1996
                                                    --------------------------------------------------------------
                                                               Weighted-            Weighted-            Weighted-
                                                                Average              Average              Average
                                                     Options   Exercise   Options   Exercise    Options   Exercise
                                                       (000)     Price      (000)     Price      (000)      Price
                                                    --------------------------------------------------------------
Outstanding - beginning of year...................       217    $ 12.17       147    $  9.97       119     $ 8.30
Granted...........................................        43      16.69       107      13.96        63      12.25
Exercised.........................................       (28)     10.37       (34)      8.61       (35)      8.38
Forfeited.........................................        (4)     14.00        (3)      8.38        --         --
                                                       -----    -------     -----    -------     -----     ------
Outstanding - end of year.........................       228    $ 13.21       217    $ 12.17       147     $ 9.97
                                                       =====    =======     =====    =======     =====     ======
Exercisable at end of year........................       111    $ 11.62        88    $ 10.89        79     $ 9.14
                                                       =====    =======     =====    =======     =====     ======
Weighted-average fair value of options granted
   during the year................................    $ 5.17               $ 4.05               $ 3.68


         Exercise prices for options outstanding as of December 31, 1998 ranged from $7.94 to $8.73 for 33,000 options and $12.12 to $18.15 for 195,000 options, with weighted-average exercise prices of $8.03 and $14.10, respectively. The weighted-average remaining contractual life of those options is 1 year and 3 years, respectively, or 2.7 years as a whole. Exercise prices for options exercisable at December 31, 1998 ranged from $7.94 to $8.73 for 33,000 shares and $12.12 to $15.25 for 78,000 shares, with weighted-average exercise prices of $8.03 and $13.15, respectively.

                        SHELBY WILLIAMS INDUSTRIES, INC.

         The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998, respectively: risk-free interest rates of 6.5%, 6.2% and 5.3%; dividend yields of 2.7%, 2.6% and 2.2%; volatility factors of the expected market price of the Company's common stock of .32, .31 and .35; and a weighted-average expected life of the option of five years.

         The effect of applying the fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported. The assumed dilutive effect of stock options, which were the only dilutive securities outstanding in 1998, 1997 and 1996, was 30,000, 52,000 and 33,000 shares, respectively.

Restructuring Charge

         Due to increases in lumber prices and increased competition primarily from imported products, the Company made changes in its product and manufacturing strategies during December 1994, designed to make the Company more competitive in the industry. The plan was to exit certain portions of the Company's enterprise by selling an upholstery business with a related manufacturing facility and discontinuing a part of the product lines in the health care, university and office markets, resulting in closure of another plant. The Company anticipated completing the restructuring by December 31, 1995; however, the sale of the upholstery business was not completed until August 1996.

         At December 31, 1995, accrued liabilities included $439,000 related to the plan. These costs were paid and charged against the liability in 1996, completing the plan. In 1996, revenues and net operating income for the upholstery business that was sold amounted to $5,858,000 and $182,000, respectively.

Discontinued Operations

         On July 14, 1998, the Company's Board of Directors approved management's plan to discontinue the Company's distribution operations of textile and floor covering products manufactured by outside suppliers. Of the two businesses comprising these operations, one was sold and one was liquidated. The plan was completed in December, 1998. During the second quarter 1998, the Company recorded a loss on the disposition of these operations of $9,698,000, or $7,081,000 after taxes, including a provision for losses prior to disposal, which is summarized below:

      Reduction of inventory value..........................   $  4,706,000
      Reduction of property to net realizable value.........      2,198,000
      Reduction of accounts receivable and prepaids value...        629,000
      Other liabilities.....................................      1,445,000
      Losses through disposition............................        720,000
                                                               ------------
      Total.................................................      9,698,000
      Income tax benefit....................................      2,617,000
                                                               ------------

                                                               $  7,081,000
                                                               ============

     The operating results of the discontinued operations are summarized as follows:

                                               Year ended December 31,
                                    --------------------------------------------
                                          1998            1997            1996
                                    --------------------------------------------

 Net sales..........................$  6,981,000    $  21,849,000   $ 22,950,000
 Income (loss) before income taxes..     (77,000)       1,474,000      1,052,000
 Income taxes (benefit).............     (29,000)         559,000        391,000
 Net income (loss)..................     (48,000)         915,000        661,000
 Net income (loss) per share........       (0.01)            0.10           0.08
 Net income (loss) per
   share-assuming dilution..........       (0.01)            0.10           0.07

                        SHELBY WILLIAMS INDUSTRIES, INC.

         The net assets of the discontinued operations follows:

                                                                      As of
                                                               December 31, 1997
                                                               -----------------
      Current assets.........................................     $  9,947,000
      Current liabilities....................................        1,090,000
                                                                  ------------
      Net assets of discontinued operations, current.........     $  8,857,000
                                                                  ============

      Property, net..........................................     $  2,235,000
                                                                  ------------
      Net assets of discontinued operations, non-current.....     $  2,235,000
                                                                  ============

         The consolidated financial statements of the Company have been restated to reflect the results of operations and net assets of these operations as a discontinued operation in accordance with generally accepted accounting principles. The losses recorded on the disposition of these operations were not materially different from those incurred on the actual amounts realized in the sale and liquidation process.

Retirement Plans

         The Company has several defined pension plans covering essentially all of its employees in the United States. These plans held 66,000 shares of the Company's common stock at December 31, 1998 and December 31, 1997.

         Weighted-average assumptions used in the accounting were as follows:

                                                                     As of
                                                                  December 31,
                                                                ---------------
                                                                1998       1997
                                                                ----       ----
            Discounts rates...............................      7.0%       8.3%
            Rates of compensation increase................      3.5%       3.5%
            Expected return on plan assets................      8.5%       8.5%


         Components of net periodic benefit cost are as follows:

                                                                               Year ended December 31,
                                                                   ---------------------------------------------
                                                                            1998            1997            1996
                                                                   ---------------------------------------------

Benefit cost:
Service cost....................................................     $  1,062,000    $    964,000    $    966,000
Interest cost...................................................        1,496,000       1,354,000       1,151,000
Expected return on plan assets..................................       (1,654,000)     (1,350,000)     (1,143,000)
Amortization:
     Transition asset...........................................          (25,000)        (25,000)        (25,000)
     Net actuarial loss.........................................               --          38,000         102,000
                                                                     ------------    ------------    ------------
Net benefit cost................................................     $    879,000    $    981,000    $  1,051,000
                                                                     ============    ============    ============

                        SHELBY WILLIAMS INDUSTRIES, INC.

         Changes in plan assets and benefit obligation, indicating the end of year funded status and prepaid pension, included in prepaid expenses of the accompanying consolidated balance sheets, were as follows:

                                                      Year ended December 31,
                                               ---------------------------------
                                                      1998               1997
                                               ---------------------------------
Fair value of plan assets:
Beginning of year.......................       $  19,485,000      $  15,142,000
Actual return on plan assets............           2,318,000          3,169,000
Employer contribution...................           1,462,000          1,858,000
Benefits paid...........................            (809,000)          (684,000)
                                               -------------      -------------
End of year.............................          22,456,000         19,485,000
                                               -------------      -------------

Benefit obligation:
Beginning of year.......................          18,484,000         15,983,000
Service cost............................           1,062,000            964,000
Interest cost...........................           1,496,000          1,354,000
Actuarial loss..........................           3,859,000            867,000
Benefits paid...........................            (809,000)          (684,000)
                                               -------------      -------------
End of year.............................          24,092,000         18,484,000
                                               -------------      -------------
Funded status...........................          (1,636,000)         1,001,000
Unrecognized net asset..................            (137,000)          (163,000)
Unrecognized net loss...................           4,184,000            989,000
Unrecognized prior service cost.........              60,000             61,000
                                               -------------      -------------
Prepaid pension at end of year..........       $   2,471,000      $   1,888,000
                                               =============      =============


         The Company has an employee stock ownership plan covering essentially all salaried employees. The contributions were $83,000 for 1998, $69,000 for 1997, and $63,000 for 1996. The plan held 52,000 shares of the Company's common stock at December 31, 1998 and 44,000 shares at December 31, 1997.

         Retirement plan expense was $962,000, $1,050,000, and $1,114,000 for 1998, 1997, and 1996 respectively.

Operating Segments

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". Applying the criteria from this statement, the Company has three segments. The hotel and food service furniture segment manufactures and distributes chairs, tables, and guest, banquet and function room furnishings, along with specialty items for banquet use, for the hospitality market. The healthcare and university furniture segment produces and markets seating products used for healthcare, university and other institutional facilities. The wall coverings segment processes and distributes vinyl wall coverings for the hospitality and other markets.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Cash and cash equivalents are considered corporate assets and interest expense and interest income are unallocated. Intersegment sales are not significant. The Company evaluates performance based on income before income taxes.

         The Company's segments are strategic business units that offer different products or serve different markets. They are managed separately because each requires different technology and marketing strategies, which are coordinated to the extent practical.

                        SHELBY WILLIAMS INDUSTRIES, INC.




         Segment information follows:

                                     December 31,     Hotel and       Healthcare
                                       and year      food service   and university
                                     then ended       furniture       furniture      Wall coverings      Total
                                     ----------      ------------   --------------   --------------   ------------

Net sales:                               1998         $126,726,000     $23,478,000     $15,733,000    $165,937,000
                                         1997          117,707,000      24,868,000      15,204,000     157,779,000
                                         1996          113,436,000      22,135,000      13,910,000     149,481,000

Depreciation and amortization:           1998            1,564,000         431,000         483,000       2,478,000
                                         1997            1,396,000         417,000         485,000       2,298,000
                                         1996            1,501,000         419,000         537,000       2,457,000

Segment profit:                          1998           13,990,000       1,022,000       1,645,000      16,657,000
                                         1997           11,991,000       1,178,000       1,582,000      14,751,000
                                         1996           10,626,000         504,000       1,297,000      12,427,000

Capital expenditures:                    1998            2,390,000         684,000         845,000       3,919,000
                                         1997            2,737,000         465,000         355,000       3,557,000
                                         1996              751,000         115,000         323,000       1,189,000

Segment assets:                          1998           59,685,000      15,797,000       7,796,000      83,278,000
                                         1997           52,387,000      15,346,000       7,189,000      74,922,000




         Reconciliation   of  segment  profits  to   consolidated   income  from
continuing operations before income taxes, follows:

                                               Year ended December 31,
                                   ---------------------------------------------
                                       1998            1997            1996
                                   ---------------------------------------------

Total profit for segments......    $ 16,657,000    $ 14,751,000    $ 12,427,000
Unallocated:
     Interest expense..........        (391,000)       (622,000)       (969,000)
     Interest income...........         539,000         614,000          18,000
                                   ------------    ------------    ------------
Income from continuing
   operations before
   income taxes................    $ 16,805,000    $ 14,743,000    $ 11,476,000
                                   ============    ============    ============


         Reconciliation of segment assets to consolidated assets, follows:

                                                   As of December 31,
                                              -----------------------------
                                                    1998            1997
                                              -----------------------------

Total assets for segments..................     $ 83,278,000   $ 74,922,000
Net assets of discontinued operations......               --     11,192,000
Cash and cash equivalents..................        6,355,000     11,124,000
                                                ------------   ------------
Consolidated assets........................     $ 89,633,000   $ 97,238,000
                                                ============   ============

                        SHELBY WILLIAMS INDUSTRIES, INC.

     Geographic information for net sales follows:

                                          Year ended December 31,
                                 -----------------------------------------------
                                     1998             1997              1996
                                 -----------------------------------------------
Net sales:
     United States.........     $ 151,727,000    $ 140,834,000     $ 135,025,000
     Foreign (exports).....        14,210,000       16,945,000        14,456,000
                                -------------    -------------     -------------
Total   ...................     $ 165,937,000    $ 157,779,000     $ 149,481,000
                                =============    =============     =============


         Geographic information for long-lived assets follows:

                                                    As of December 31,
                                               ----------------------------
                                                    1998            1997
                                               ----------------------------
Long-lived assets:
   United States.........................      $ 23,070,000    $ 21,527,000
   Mexico................................         3,066,000       3,244,000
                                               ------------    ------------
Total....................................      $ 26,136,000    $ 24,771,000
                                               ============    ============


Income Taxes

         Deferred income tax liabilities (assets) for differences in tax bases and amounts in the financial statements were as follows:

                                                         As of December 31,
                                                   ----------------------------
                                                        1998            1997
                                                   ----------------------------
Current:
   Allocated costs of acquisition inventories...   $    796,000    $  1,005,000
   Prepaid pension..............................        850,000         763,000
   Other - net..................................     (1,641,000)       (368,000)
                                                   ------------    ------------
Total included in current income taxes..........          5,000       1,400,000

Noncurrent:
   Property, plant and equipment................      1,991,000       2,031,000
                                                   ------------    ------------
Net deferred tax liabilities....................   $  1,996,000    $  3,431,000
                                                   ============    ============


         The components of income tax expense are as follows:

                                                Year ended December 31,
                                     -------------------------------------------
                                         1998            1997           1996
                                     -------------------------------------------
Current:
   Federal.....................      $  6,806,000    $  4,414,000   $  2,790,000
   State.......................           820,000         512,000        457,000
                                     ------------    ------------   ------------
                                        7,626,000       4,926,000      3,247,000
Deferred:
   Federal.....................        (1,435,000)        140,000        473,000
                                     ------------    ------------   ------------
                                     $  6,191,000    $  5,066,000   $  3,720,000
                                     ============    ============   ============

                        SHELBY WILLIAMS INDUSTRIES, INC.

         Income tax expense differs from amounts computed by applying the Federal statutory tax rate to income before income taxes as follows:

                                              Year ended December 31,
                                    --------------------------------------------
                                        1998           1997            1996
                                    --------------------------------------------

Statutory rate.................     $  5,714,000   $  5,013,000    $  3,902,000
State income taxes, net of
   Federal tax benefit.........          541,000        337,000         302,000
Other..........................          (64,000)      (284,000)       (484,000)
                                    ------------   ------------    ------------
                                    $  6,191,000   $  5,066,000    $  3,720,000
                                    ============   ============    ============
Effective rate.................            36.8%          34.4%           32.4%

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        Consolidated Statements of Income

                                                          Three Months Ended
                                                               March 31,
                                                         --------------------
(Amounts in thousands, except per share data)               1999        1998
                                                         --------------------
                                                             (Unaudited)
Net sales............................................     $43,128     $38,484
Cost of goods sold...................................      34,081      29,929
                                                          -------     -------

Gross profit.........................................       9,047       8,555
Selling, general and administrative expenses.........       5,548       5,302
                                                          -------     -------

                                                            3,499       3,253
Other deductions (income):
Interest expense.....................................          46         125
Interest and dividend income.........................        (107)       (188)
Miscellaneous expense................................          22          18
                                                          -------     -------

                                                              (39)        (45)
                                                          -------     -------
Income from continuing operations before
   income taxes......................................       3,538       3,298
Income taxes:
Current..............................................       1,256       1,202
Deferred.............................................          18          18
                                                          -------     -------
                                                            1,274       1,220
                                                          -------     -------
Income from continuing operations....................       2,264       2,078
Income from discontinued operations,
   net of taxes......................................          --          36
                                                          -------     -------

Net income...........................................     $ 2,264     $ 2,114
                                                          =======     =======

Income per share (basic and diluted):
Continuing operations................................     $  0.26     $  0.22
Income from discontinued operations,
   net of taxes......................................          --        0.01
                                                          -------     -------

Net income...........................................     $  0.26     $  0.23
                                                          =======     =======

Weighted average number of common shares
   outstanding.......................................       8,786       9,296
                                                          =======     =======

                        SHELBY WILLIAMS INDUSTRIES, INC.

                           Consolidated Balance Sheets



                                                        March 31,   December 31,
(Amounts in thousands, except per share data)              1999         1998
                                                       -------------------------
                                                       (Unaudited)
Assets
Current assets:
Cash and cash equivalents.............................  $   6,282     $   6,355
Accounts receivable, less allowance for doubtful
   accounts of $337 at March 31, 1999
   and $375 at December 31, 1998......................     27,237        28,025
Inventories:
     Raw materials....................................     11,772        11,818
     Work in process..................................      5,072         5,492
     Finished goods...................................      6,463         5,234
                                                        ---------     ---------
                                                           23,307        22,544
Prepaid expense.......................................      4,591         5,187
                                                        ---------     ---------
Total current assets..................................     61,417        62,111
Excess of cost over net assets of acquired company....        149           151
Property, plant and equipment at cost:
     Land and land improvements.......................      2,560         2,560
     Buildings and leasehold improvements.............     20,980        20,974
     Machinery and equipment..........................     27,239        26,746
     Construction in progress.........................         43            --
                                                        ---------     ---------
                                                           50,822        50,280
     Less accumulated depreciation and amortization...     24,896        24,295
                                                        ---------     ---------
                                                           25,926        25,985
Other assets..........................................      1,153         1,386
                                                        ---------     ---------
                                                        $  88,645     $  89,633
                                                        =========     =========
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable......................................  $   5,415     $   7,063
Customer deposits on orders in process................      6,033         5,717
Accrued liabilities...................................      6,189         6,278
Income taxes..........................................      1,975           889
Current portion of long-term debt.....................      2,000         3,000
                                                        ---------     ---------
Total current liabilities.............................     21,612        22,947
Deferred income taxes.................................      2,009         1,991
Stockholder's equity:
     Common stock, $.05 par value; authorized
        30,000 shares; issued 11,877 shares
        (1998--11,876 shares).........................        594           593
     Capital in excess of par value...................     10,135        10,128
     Retained earnings................................     78,479        77,012
                                                        ---------     ---------
                                                           89,208        87,733
     Less common stock held in treasury; 3,115
        shares at cost (1998--3,025)..................     24,184        23,038
                                                         ---------    ---------
     Total stockholders' equity.......................     65,024        64,695
                                                        ---------     ---------
                                                        $  88,645     $  89,633
                                                        =========     =========


                        SHELBY WILLIAMS INDUSTRIES, INC.

                      Consolidated Statements of Cash Flows
                                                                                               Three Months Ended
                                                                                                    March 31,
                                                                                             ---------------------
(Amounts in thousands)                                                                         1999        1998
                                                                                             ---------------------
                                                                                                  (Unaudited)
Cash flows from operating activities:
     Net income .........................................................................     $  2,264    $  2,114
     Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation and amortization..................................................          681         611
          Provision for losses on accounts receivable....................................            2          31
          Change in assets and liabilities of discontinued operations....................           --         124
          Change in assets and liabilities:
               Accounts receivable.......................................................          786         838
               Inventories...............................................................         (763)       (505)
               Prepaid expenses..........................................................          596         275
               Accounts payable and accrued liabilities..................................       (1,421)        775
               Income taxes payable......................................................        1,086         689
               Increase in deferred taxes................................................           18          18
               Other.....................................................................          233         (65)
                                                                                              --------    --------

Net cash provided by operating activities................................................        3,482       4,905
Cash flows from investing activities:
     Proceeds from disposal of property, plant and equipment.............................            3           7
     Capital expenditures................................................................         (623)     (1,608)
                                                                                              --------    --------

Net cash used by investing activities....................................................         (620)     (1,601)
Cash flows from financing activities:
     Principal payments of long-term debt................................................       (1,000)     (1,000)
     Sale of common stock under stock option plan........................................            8          76
     Purchase of common stock for the treasury...........................................       (1,146)        (79)
     Dividends declared and paid.........................................................         (797)       (843)
                                                                                              --------    --------

Net cash used by financing activities....................................................       (2,935)     (1,846)
                                                                                              --------    --------

     Net increase (decrease) in cash.....................................................          (73)      1,458
     Cash and cash equivalents at beginning of period....................................        6,355      11,124
                                                                                              --------    --------

Cash and cash equivalents at end of period...............................................     $  6,282    $ 12,582
                                                                                              ========    ========

Supplemental cash flow information:
     Cash paid during the period for:
          Interest.......................................................................     $     58    $    141
          Income taxes...................................................................          170         535
                                                                                              --------    --------

                                                                                              $    228    $    676
                                                                                              ========    ========


                        SHELBY WILLIAMS INDUSTRIES, INC.

              Notes to Unaudited Consolidated Financial Statements

Discontinued Operations

         On July 14, 1998, the Company's Board of Directors approved management's plan to discontinue the Company's distribution operations of textile and floor covering products manufactured by outside suppliers. Of the two businesses comprising these operation, one was sold and one was liquidated. The plan was completed in December, 1998. During the second quarter 1998, the Company recorded a loss on the disposition of these operations of $9,698,000, or $7,081,000 after taxes, including a provision for losses prior to disposal, which is summarized below:

Reduction of inventory value ................................    $  4,706,000
Reduction of property to net realizable value ...............       2,198,000
Reduction of accounts to net receivable and prepaids value ..         629,000
Other liabilities ...........................................       1,445,000
Losses through disposition...................................         720,000
                                                                 ------------
          Total .............................................       9,698,000
Income tax benefit ..........................................       2,617,000
                                                                 ------------
                                                                 $  7,081,000
                                                                 ============

         The operating results of the discontinued operations for the three months ended March 31, 1998, are summarized as follows:

 Net sales...................................................    $  3,534,000
 Income before income taxes..................................          58,000
 Income taxes................................................          22,000
 Net income..................................................          36,000
 Net income per share (basic and diluted)....................            0.01


         The consolidated financial statements of the Company have been restated to reflect the results of operations and net assets of these operations as a discontinued operation in accordance with generally accepted accounting principles. The losses recorded on the disposition of these operations were not materially different from those incurred on the actual amounts realized in the sale and liquidation process.

Interim Results

         The attached unaudited statements include all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Except as indicated above, all such adjustments are of a normal recurring nature.

Operating Segments

         Operating Segment information follows (amounts in thousands):

                                                         Three Months Ended
                                                              March 31,
                                                        ----------------------
                                                            1999        1998
                                                        ----------------------
Segment revenue:
     Hotel and food service furniture..............     $  34,417    $  28,193
     Healthcare and university furniture...........         3,926        6,005
     Wall coverings................................         4,785        4,286
                                                        ---------    ---------
Net sales..........................................     $  43,128    $  38,484
                                                        =========    =========
Segments profit (loss):
     Hotel and food service furniture..............     $   3,138    $   2,577
     Healthcare and university furniture...........          (271)         177
     Wall coverings................................           610          481
                                                        ---------    ---------
                                                            3,477        3,235
Interest income, net...............................            61           63
                                                        ---------    ---------
Income from continuing operations before
   income taxes....................................     $   3,538    $   3,298
                                                        =========    =========

                              Falcon Products, Inc.

                                  $100,000,000

                                Offer to Exchange

              11 3/8% Senior Subordinated Notes due 2009, Series B
                           for any and all outstanding
              11 3/8% Senior Subordinated Notes due 2009, Series A


                                   PROSPECTUS



We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representation as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date hereof.

                                     Part II

                   Information Not Required in the Prospectus


Item 20. Indemnification of Directors and Officers

Indemnification Under the By-Laws of the Registrant.

         The By-Laws of Falcon Products, Inc. provide that Falcon, to the broadest and maximum extent permitted by applicable law, will indemnify each person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Falcon, or is or was serving at the request of Falcon as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. To the extent that a director, officer, employee or agent of Falcon has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraph, or in defense of any claim, issue or matter, such person will be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person. Expenses, including attorneys' fees, incurred by a director or officer in defending any civil or criminal action, suit or proceeding may be paid by Falcon in advance of the final disposition of such action, suit or proceeding, as authorized by the Board of Directors of Falcon, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer was not entitled to be indemnified by Falcon as authorized in the By-Laws of Falcon. The indemnification and advancement of expenses provided by, or granted pursuant to, the By-Laws of Falcon will not be deemed exclusive and are declared expressly to be non-exclusive of any other rights to which those seeking indemnification or advancements of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding an office, and, unless otherwise provided when authorized or ratified, will continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

Indemnification Under the Delaware General Corporation Law

         Section 145 of the Delaware General Corporation Law, authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request o the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director

         (1) for any breach of the director's duty of loyalty to the corporation or its stockholders,

         (2) for  acts  or  omissions   not  in  good  faith  or  which  involve
             intentional misconduct or a knowing violation of law,

         (3) for unlawful payments of dividends or unlawful stock purchases or redemptions, or

         (4) for any transaction from which the director derived an improper personal benefit. These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.


Item 21. Exhibits and Financial Statement Schedules.

Exhibits

Financial Statement Schedules

         Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

Item 22. Undertakings.

         The undersigned Registrant hereby undertakes that:

                  (1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                  (2) Every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by then is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Falcon Products, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St.
Louis, State of Missouri on the 19th day of July, 1999.

                                      FALCON PRODUCTS, INC.


                                      By:  /s/ Franklin A. Jacobs
                                           -------------------------------------
                                           Name:  Franklin A. Jacobs
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer


                                POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Franklin A. Jacobs and Michael T. Dreller, and each of them, severally (with full power to act alone) as the true and lawful attorney-in-fact and agent for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in, and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signatures                    Title                                Date
----------                    -----                                ----


 /s/ Franklin A. Jacobs
------------------------      Chairman of the Board of Directors   July 19, 1999
Franklin A. Jacobs            and Chief Executive Officer
                              and Director

 /s/ Darryl C. Rosser
------------------------      President and Chief Operating        July 19, 1999
Darryl C. Rosser              Officer and Director

 /s/ Michael J. Dreller
------------------------      Vice President - Finance, Chief      July 19, 1999
Michael J. Dreller            Financial Officer, Secretary
                              and Treasurer

 /s/ Raynor E. Baldwin
------------------------      Director                             July 19, 1999
Raynor E. Baldwin


------------------------      Director                            July ___, 1999
Melvin F. Brown

 /s/ Donald P. Gallop
------------------------      Director                             July 19, 1999
Donald P. Gallop


------------------------      Director                            July ___, 1999
James L. Hoagland

 /s/ S. Lee Kling
------------------------      Director                             July 19, 1999


------------------------      Director                            July ___, 1999
Lee M. Liberman


------------------------      Director                            July ___, 1999
James Schneider

                                  EXHIBIT INDEX

EXHIBIT
NUMBER               DESCRIPTION
-------              -----------

2.1 Agreement and Plan of Merger dated as of May 5, 1999 among the Registrant, SY Acquisition, Inc. ("Purchaser") and Shelby Williams Industries, Inc. (the "Merger Agreement") filed as Exhibit (c)(1) to the Schedule 14D-1/Schedule 13D filed May 12, 1999 by Purchaser and the Registrant (the "Schedule") and incorporated herein by this reference.

2.2      Supplement to the Merger  Agreement  dated May 5, 1999 filed as Exhibit
         (c)(2) of the Schedule, and incorporated herein by reference.

3.1      Restated Certificate of Incorporation of the Company,  filed as Exhibit
         3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 27, 1996 (the "April 27, 1996 10-Q").

3.2      Restated Bylaws, filed as Exhibit 3.2 to the April 27, 1996 10-Q.

3.3      Amendment to Restated  Bylaws,  effective  January 16,  1997,  filed as
         Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended November 2, 1996.

4.1 Form of Stock Certificate for Common Stock, incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, Reg. No. 33-61706.

4.2 Indenture, dated as of June 17, 1999, by and among the Registrant, The Bank of New York and the Guarantors, filed herewith.

4.3 Supplemental Indenture, dated as of June 18, 1999, by and among Shelby Williams Industries, Inc., Sellers and Josephson Inc., Madison Furniture Industries, Inc., Registrant, Guarantors and The Bank of New York, filed herewith.

4.4      Form of Note, filed herewith.

4.5 A/B Exchange Registration Rights Agreement, dated June 17, 1999, by and among the Registrant, Guarantors and Initial Purchaser, filed herewith.

5.1      Opinion of Gallop, Johnson and Neuman, L.C., filed herewith.

8.1      Tax Opinion of Gallop,  Johnson and Neuman,  L.C.  (included in Exhibit
         5.1).

10.1 Lease Agreement dated February 1, 1980, between Lafayette County, Arkansas and the Company, incorporated herein by reference to Exhibit 10(e) to the Company's Annual Report on Form 10-K for the year ended October 31, 1980 (the "1980 10-K").

10.2 Assignment and Assumption Agreement dated January 30, 1980, and the lease thereunder, incorporated herein by reference to Exhibit 10(g) to 1980 10-K.

10.3 Lease Agreement dated as of June 1, 1988, among Burley Builders, Inc. and Tennessee Tobacco Sales, Incorporated, as lessors, and the Company, as lessee, incorporated herein by reference to Exhibit 10(m) to the Company's Annual Report on Form 10-K for the year ended October 29, 1988.

10.4 First Amendment to Lease Agreement dated as of November 21, 1991, among Burley Builders, Inc. and Tennessee Tobacco Sales, Incorporated, as lessors, and the Company, as lessee, incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended November 2, 1991 (the "1991 10-K").

10.5 Falcon Products, Inc. 1981 Employee Incentive Stock Option Plan ("ISOP"), incorporated herein by reference to Exhibit 4(h) to the Company's Registration Statement on Form S-8, Reg. No. 33-15698.

10.6 Form of Stock Option Agreement dated June 9, 1986, regarding options issued to Directors, incorporated herein by reference to Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended November 1, 1986 (the "1986 10-K").

10.7 First Amendment to the ISOP, adopted June 16, 1987, incorporated herein by reference to Exhibit 10(1) to the Company's Annual Report on Form 10-K for the year ended October 31, 1987.

10.8 Falcon Products, Inc. Amended and Restated 1991 Stock Option Plan, incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, Reg. No. 33-46997.

10.9 Falcon Products, Inc. Amended and Restated Stock Purchase Plan, incorporated herein by reference to Exhibit 10.15 to 1991 10-K.

10.10 Minutes of Meeting of Board of Directors of the Company dated March 14, 1991 (the "Non-Employee Director Plan"), incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, Reg. No. 33-46998.

10.11 Minutes of Meeting of Board of Directors of the Company dated September 15, 1992, amending the Non-Employee Director Plan, incorporated herein by reference to Exhibit 10.17 to the 1992 10-K.

10.12 Amendment to the Falcon Products, Inc. Amended and Restated 1991 Stock Option Plan incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended October 30, 1993 (the "1993 10-K").

10.13 Consulting Agreement dated August 1, 1993, by and between the Company and AJR Enterprises, Inc., incorporated herein by reference to Exhibit
         10.19 to the 1993 10-K.

10.14 Amendment No. 2 to the Falcon Products, Inc. Amended and Restated 1991 Stock Option Plan, incorporated herein by reference to Exhibit 10.23 to the 1994 10-K.

10.15 Amendment to the Non-Employee Director Stock Option Plan, incorporated herein by reference to Exhibit 10.26 to the April 27, 1996 10-Q.

10.16 Falcon Products, Inc. Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended November 1, 1997 (the "1997 10-K").

10.17 Falcon Products, Inc. Non-Employee Directors' Deferred Compensation Plan, incorporated herein by reference to Exhibit 10.28 to the 1997 10-K.

10.18 Credit Agreement, dated June 17, 1999, of the Registrant, filed herewith.

11       Computation  of Net  Earnings Per Share,  incorporated  by reference to
         Exhibit 11 to the Company's Annual Report on Form 10-K for the year ended October 31, 1998 (the "1998 10-K").

12       Statement regarding Computation of Ratios, filed herewith.

21       Subsidiaries of the Company, filed herewith.

23.1     Consent of Arthur Andersen LLP, filed herewith.

23.2     Consent of Ernst & Young LLP, filed herewith.

24       Power of Attorney (included on Signature Page hereto).

25 Statement of Eligibility and Qualification on Form T-1 of The Bank of New York, as Trustee, filed herewith.

27       Financial Data Schedule (filed in EDGAR version only).

99.1     Form of Letter of Transmittal, filed herewith.

99.2 Form of Notice of Guaranteed Delivery for Outstanding 11 3/8% Senior Subordinated Notes due 2009, Series A, in exchange for 11 3/8% Senior Subordinated Notes due 2009, Series B, filed herewith.

99.3 Form of Letter to Clients of Registered Holder of Tender for all Outstanding 11 3/8% Senior Subordinated Notes due 2009, Series A, in exchange for 11 3/8% Senior Subordinated Notes due 2009, Series B, filed herewith.

99.4 Form of Letter to Registered Holder of Tender for all Outstanding 11 3/8% Senior Subordinated Notes due 2009, Series A, in exchange for 11 3/8% Senior Subordinated Notes due 2009, Series B, filed herewith.

99.5 Form of Instruction to Registered Holder from Beneficial Owner of 11 3/8% Senior Subordinated Notes due 2009, Series A, filed herewith.